SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Notices relating to trading of Enel shares by Senior Management
HALF-YEAR REPORT
The Enel Group
Corporate Boards
Highlights
The Enel stock
Report on Operations
Overview and summary of results
The Draft Law for the reform of the energy sector
Financial review
Operating review
Results by Division
Generation and Energy Management
Sales, Infrastructure and Networks
Power
Gas
Terna
Telecommunications
Services and Other activities
Parent Company
Research and Development
Human Resources
Events subsequent to June 30, 2003, outlook and other information
Consolidated Financial Statements
Consolidated Balance Sheet
Consolidated Income Statement
Basis of presentation and accounting principles
Balance Sheet – Assets
Balance Sheet – Liabilities and Shareholders’ Equity
Off Balance Sheet Items
Income Statement
Attachments
Subsidiaries, associates and other relevant equity investments of the Enel Group at June 30, 2003
Enel SpA Financial Statements
Balance Sheet
Income Statement
SIGNATURES

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:

-	Notices relating to trading of Enel shares by Senior Management dated October 1, 2003;

-	Half-year Report as of June 30, 2003.

Notices relating to trading of Enel shares by Senior Management

Company:    Enel SpA
Reference period:    3rd quarter (July - September) 2003
Communication:                periodic                                immediate
Declarant: Mr. Gerardo Orsini                                        Title: Media Relations Manager

Communications of transactions under article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	transaction	Source[3]

9.16.2003	A	AZO Enel	IT0003128367	10,000	€5.460	€54,600	Transaction on the market

					SUBTOTAL (A)[4]	€54,600

Communications of transactions under article. 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Date	Transaction [5]	Financial instrument[6]	Category[7]	ISIN code	Underlying financial instrument[8]	Actual investment/disinvestment			Potential investment/disinvestment			Conditions[9]

						Qty	Unit price	Amount	Qty	Unit price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

									SUBTOTAL (B)[10]		0

									TOTAL (A)+(B)		€54,600

1 Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

2 Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

3 Indicate the kind of action from which the transaction derives:

-    transaction on the market;

-    transaction outside the market;

-    conversion of convertible bonds;

-    exercise of stock options or preemptive rights;

-    exercise of warrants;

-    exercise of derivative instruments or covered warrants;

-    other, in which case specify.

4Indicate the total amount of the transactions listed in the form.

5 Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

6 Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = premiums;

CW = covered warrants;

O = other, in which case specify.

7 Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company:    Enel SpA
Reference period:    3rd quarter (July - September) 2003
Communication:                periodic                                immediate
Declarant: Mr. Massimo Cioffi                                        Title: Organization, HR Planning and Development Manager

Communications of transactions under article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

							Amount
			Financial				paid/received in the
Date	Transaction[11]		instrument[12]	ISIN code	Quantity	Unit price	transaction	Source[13]

9.26.2003	V		AZO Enel	IT0003128367	525	€5.380	€2,824.50	Transaction on the market

9.26.2003	V (*	)	AZO Enel	IT0003128367	5,262	€5.387	€28,346.39	Transaction on the market

						SUBTOTAL (A)[14]	€31,170.89

Communications of transactions under article. 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Date	Transaction [15]	Financial instrument[16]	Category[17]	ISIN code	Underlying financial instrument[18]	Actual investment/disinvestment			Potential investment/disinvestment			Conditions[19]

						Qty	Unit price	Amount	Qty	Unit price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

									SUBTOTAL (B)[20]		0

									TOTAL (A) + (B)		€31,170.89

(*) This transaction was carried out by the spouse.

11 Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

12 Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

13 Indicate the kind of action from which the transaction derives:

-    transaction on the market;

-    transaction outside the market;

-    conversion of convertible bonds;

-    exercise of stock options or preemptive rights;

-    exercise of warrants;

-    exercise of derivative instruments or covered warrants;

-    other, in which case specify.

14 Indicate the total amount of the transactions listed in the form.

15 Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

16 Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = premiums;

CW = covered warrants;

O = other, in which case specify.

17 Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

18 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

19 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

20 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

HALF-YEAR REPORT
JUNE 30, 2003

The Independent Auditors of Enel S.p.A., KPMG S.p.A., have not yet issued a Report on the Review of the Consolidated Financial Statements and the related explanatory notes included in this half-year report. The subsequent version of our half-year report, which we expect to issue in November 2003, will include the Report issued by KPMG S.p.A.

CONTENTS

The Enel Group	6
Corporate Boards	7
Highlights	8
The Enel stock	10
Report on Operations
Overview and summary of results	13
The Draft Law for the reform of the energy sector	19
Financial review	20
Operating review
Results by Division	40
Generation and Energy Management	41
Sales, Infrastructure and Networks	52
- Power	53
- Gas	59
Terna	61
Telecommunications	63
Services and Other activities	69
Parent Company	74
Research and Development	80
Human Resources	81
Events subsequent to June 30, 2003, outlook and other information	85

Consolidated Financial Statements
Consolidated Balance Sheet	91
Consolidated Income Statement	93
Basis of presentation and accounting principles	94
Balance Sheet – Assets	103
Balance Sheet – Liabilities and Shareholders’ Equity	117
Off Balance Sheet Items	134
Income Statement	136
Attachments
Subsidiaries, associates and other relevant equity investments of the Enel Group at June 30, 2003	143
Enel SpA Financial Statements
Balance Sheet	158
Income Statement	160

The Enel Group

Corporate Boards

Board of Directors	Board of Statutory Auditors

Chairman	Chairman
Piero Gnudi	Bruno De Leo

Chief Executive Officer	Auditors
and General Manager	Franco Fontana
Paolo Scaroni	Gustavo Minervini

Directors	Substitute Auditors
Mauro Miccio	Francesco Bilotti
Franco Morganti	Roberto Ulissi
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi

Secretary	Independent Auditors
Claudio Sartorelli	KPMG SpA

Highlights

Enel Group

	1st Half

	2003	2002

				Restated (1)
Income data (in millions of euro)
Revenues	15,421	14,404		14,789
Gross operating margin	4,685	3,869		3,715
Operating income	2,231	1,448		1,375
Group net income	1,200	1,375		1,386
Financial data (in millions of euro)
Gross capital employed	49,791	49,922	(2)
Net capital employed	44,516	45,309	(2)
Total financial debt	24,584	24,467	(2)
Shareholders’ Equity including minority interests	19,932	20,842	(2)
Cash generated by current operating activities	3,016	2,093
Capital expenditure	1,684	2,271		2,233
Per share data (euro)
Group net income per share	0.20	0.23		0.23
Group Shareholders’ Equity per share	3.26	3.43	(2)
Operating data
Domestic electricity sales on the free and regulated market (TWh) (3)	75.9	90.5
Electricity transported for the domestic free market (TWh) (3)	121.8	119.8
Net domestic electricity generation (TWh)	66.1	76.4		65.2
Gas sales (bn cu. m.)	4.0	2.2
- of which to end users (bn cu. m.)	2.5	1.1
Employees at period-end	67,628	71,204	(2)
Market indicators
Average Brent oil price ($/b)	28.8	23.1
Low-sulfur content fuel oil average price ($/t) (4)	184.6	134.3
Average price of coal ($/t) (5)	36.0	35.7
Average $/€ exchange rate	1.105	0.898
Average six-month Euribor rate	2.44%	3.50%

(1)  Figures relate to the restated Consolidated Income Statement that excludes Eurogen and Interpower sold respectively in May 2002 and January 2003.

(2)  At December 31, 2002.

(3)  Excluding sales to resellers.

(4)  Platt’s CIF Med Index.

(5)  Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	1st Half			1st Half			1st Half

		2002			2002			2002
	2003	restated		2003	restated		2003	restated

				Gross operating
In millions of euro	Revenues			margin			Operating income

Generation and Energy Management	6,193	5,333	16.1%	1,805	1,304	38.4%	1,175	697	68.6%
Sales, Infrastructure and Networks	10,244	10,071	1.7%	1,751	1,710	2.4%	1,071	1,043	2.7%
Terna	430	413	4.1%	295	275	7.3%	168	150	12.0%
Telecommunications (1)	2,123	1,887	12.5%	480	232	106.9%	(396)	(536)	26.1%
Services and Other activities	1,279	1,280	-0.1%	267	149	79.2%	141	(12)
Parent Company	540	1,029	-47.5%	120	85	41.2%	105	73	43.8%
Elisions and adjustments	(5,388)	(5,224)		(33)	(40)		(33)	(40)

Total	15,421	14,789	4.3%	4,685	3,715	26.1%	2,231	1,375	62.3%

	1st Half

		2002		at June	at Dec.			at June	at Dec.
	2003	restated		30, 2003	31, 2002			30, 2003	31, 2002

In millions of euro	Capital expenditure			Net capital employed				Employees (no.)

Generation and Energy Management	286	418	-31.6%	14,364	15,541	(2)	-7.6%	11,757	12,911	(2)	-8.9%
Sales, Infrastructure and Networks	821	799	2.8%	12,144	12,218	(2)	-0.6%	38,560	39,895	(2)	-3.3%
Terna	70	65	7.7%	2,997	3,067		-2.3%	3,070	3,106		-1.2%
Telecommunications (1)	348	638	-45.5%	12,138	11,976		1.4%	8,902	8,602		3.5%
Services and Other activities	159	313	-49.2%	2,665	2,681		-0.6%	4,802	6,163		-22.1%
Parent Company	—	—		—	—			537	527		1.9%
Elisions and adjustments	—	—		208	(174)

Total	1,684	2,233	-24.6%	44,516	45,309		-1.8%	67,628	71,204		-5.0%

(1)  The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interest in WIND formerly held by Deutsche Telekom, in terms of amortization and of carrying value.

(2)  With respect to previously reported figures, Viesgo Distribuciòn was reclassified from the Generation and Energy Management Division under the Sales, Infrastructure and Networks Divisions.

The Enel stock

In the first half of 2003 stock markets staged a gradual recovery, particularly in April due to the evolution of war events in Iraq.

Within this general upward trend, the Enel stock registered a strong increase and, at the end of June, before the payment of dividends, it was up about 18% on the listed price at the end of 2002. In the same period, the MIB30 index of Italian stocks gained about 6%, while the FT-SE E300 Electricity Index of European listed electricity companies grew by about 10%.

On June 26, 2003, Enel distributed to its shareholders a dividend of euro 0.36 per share, the same as in the previous year. The dividend represents a yield, calculated at the coupon date (June 23, 2003) equal to about 6.5%, among the highest in Europe.

Average volumes traded daily in the first six months of the year amounted to about 26 million shares.

After the extraordinary review of the MIB30 stock index carried out by the Italian Stock Market on August 4, 2003, Enel become the third listed Italian company by capitalization, after Eni and Tim, increasing its percentage weight on the Italian blue chip index from 8.77% to 9.59%.

Report on Operations

Foreword

The following information on the operations of the Enel Group were prepared in conjunction with the Consolidated Financial Statements and the related notes, to which we refer for a more complete overview. The scope of the information on operations provided in the present Report complies with requirements set by article 81 of Legislative Decree no. 58, dated February 24, 1998.

Overview and summary of results

Domestic generation and demand for electricity

Domestic energy flows (Source: ISO)

In millions of kWh	1st Half

	2003	2002	Change

Gross electricity generation:
- Thermal	116,923	117,249	(326)	-0.3%
- Hydroelectric	24,066	21,878	2,188	10.0%
- Geothermal and other sources	3,212	2,765	447	16.2%
Total gross electricity generation	144,201	141,892	2,309	1.6%
Auxiliary services consumption	(6,588)	(6,817)	229	-3.4%
Net electricity generation	137,613	135,075	2,538	1.9%
Net imports	27,007	25,403	1,604	6.3%
Electricity delivered to the network	164,620	160,478	4,142	2.6%
Consumption for pumping	(5,247)	(5,386)	139	-2.6%
Electricity absorbed by the network	159,373	155,092	4,281	2.8%

•	In the first half of 2003, demand for electricity in Italy grew by 2.8% over the same period in the previous year, reaching 159.4 billion kWh, 83.1% of which covered by net domestic generation for consumption (as compared with 83.6% in the first six months of 2002);

•	net electricity generation, amounting to 137.6 billion kWh, rose by 1.9%, with a strong increase in hydroelectric power generation, up 10.0%, due to the better water supply as compared with the first months of 2002;

•	net electricity imports rose by 6.3%, contributing to cover 37.5% of higher demand for electricity.

Electricity generated and sold by the Enel Group in Italy

Enel network electricity flows

In millions of KWh	1st Half				1st Half
		2002
	2003	restated	Change		2002

Net electricity generation	66,097	65,228	869	1.3%	76,366
Electricity purchases	39,440	49,303	(9,863)	-20.0%	38,297
Sales to wholesalers (1)	10,092	6,989	3,103	44.4%	7,088
Sales on the regulated market (2)	70,575	75,762	(5,187)	-6.8%	75,762
Sales on the free market (2)	5,308	14,692	(9,384)	-63.9%	14,692
Electricity transported on Enel Distribuzione’s network (2)	121,815	119,792	2,023	1.7%	119,792

(1)  Sales made by generation companies and to resellers.

(2)  Excluding sales to resellers.

Figures for the first Half of 2002, provided for comparative purposes, have been restated and exclude net electricity generated by Eurogen and Interpower, equal respectively to 8,016 million kWh and 3,122 million kWh, reclassified as an increase in purchases from domestic producers. The table includes in the last column data reflecting the operating perimeter existing at the end of the first six months of 2002.

•	Net electricity generation, amounting to 66.1 billion kWh, grew (up 1.3%) on the first six months of 2002 on an adjusted perimeter basis. In such context, thermal generation declines by 2.4%, while hydroelectric generation grows by 12.8% due to the better water supply, as in the case of the domestic system as a whole;

•	electricity purchases amount to 39.4 billion kWh, down 20.0% on the first six months of 2002 on an adjusted perimeter basis. Purchases from the ISO of electricity destined to the free market decline as, to a lesser extent, do imports pursuant to long-term contracts;

•	wholesale sales grow by 44.4% due primarily to higher sales to resellers, while electricity withdrawn from the network by free market operators in the context of adjustments managed by the ISO remains stable;

•	sales on the regulated market (excluding sales to resellers) amount to 70.6 billion kWh, down 6.8% due to the opening-up of the market and the disposal of major local distribution networks in 2002 (Milan and Verona);

•	sales on the free market amount to 5.3 billion kWh, down 63.9% on the first Half of 2002 due to the growing competitive pressure and lower purchases abroad and from plants falling under the incentives of CIP Regulation 6/92;

•	electricity transported on Enel Distribuzione’s network (net of sales to resellers) amounts to 121.8 billion kWh, increasing by 1.7% on the first six months of 2002 (119.8 billion kWh).

Energy prices

•	The average spot price of Brent oil in the first six months of 2003 rose sharply on the same period in 2002, increasing from 23.1 dollars per barrel ($/b) to 28.8 $/b (up 25%). The spot price rose however less steeply from 25.5 $/b at June 30, 2002, to 28.3 $/b at June 30, 2003 (up 11%). At the end of 2002, the price of Brent oil was equal to 30.4 $/b;

•	fuel oil prices registered a strong increase on the first six months of 2002. The average price of high-sulfur and low-sulfur content fuel oil (Oil Platt’s Mediterranean index) for the first six months of 2003 were equal respectively to 152.2 dollars per ton ($/t) and 184.6 $/t. In the first six months of 2002, the average price was equal to 123.6 $/t for high-sulfur content fuel oil and 134.3 $/t for low-sulfur content fuel oil. The respective increase is therefore 23.1% for high-sulfur content fuel oil, and 37.4% for low-sulfur content fuel oil;

•	the average price of coal for steam on the international market (Coal Week International index for the Authority for Electricity and Gas mix) were in line with the first six months of 2002, increasing slightly from 35.7 $/t to 36.0 $/t;

•	in the first six months of 2003, natural gas prices, after registering an increase at the beginning of the year, reversed the trend starting in April, declining through the rest of the 2nd Quarter. Despite such reversal, average prices for the first six months of 2003 were about 9% higher than in the corresponding period in the previous year that, though characterized by a steady growth trend, started from much lower levels.

Enel Group results

•	Revenues for the 1st Half of 2003 amount to euro 15,421 million, up 4.3% on the 1st Half of 2002 (euro 14,789 million), on a restated basis that excludes Eurogen and Interpower;

•	the gross operating margin grows by 26.1% (up euro 970 million) on the 1st Half of 2002 to euro 4,685 million, as compared with euro 3,715 million in the first six months of 2002 on a restated basis. All divisions register an improvement. The most significant growth was reported by the Generation and Energy Management Division (up euro 501 million), Telecommunications (up euro 248 million), Engineering and Contracting (up euro 113 million) and the Distribution and sale of gas to end users (up euro 95 million);

•	operating income amounts to euro 2,231 million, growing by 62.3% (up euro 856 million) on the first six months of 2002 on a restated basis (euro 1,375 million);

•	income before taxes is equal to euro 1,913 million, growing by 39.8% (up euro 545 million) on the first six months of 2002 on a restated basis. Net extraordinary gains decline from euro 608 million in the first six months of 2002, to euro 254 million in the first six months of 2003;

•	the Group net income for the first six months of 2003 is equal to euro 1,200 million, as compared with euro 1,386 million in the corresponding period in 2002 on a restated basis. The decline is mostly due to income taxes for the first six months of 2003 amounting to euro 794 million, as compared with euro 66 million in the first six months of 2002. The income tax expense in 2002 benefited from the taxation at a reduced rate of the capital gain (equal to euro 2,340 million) on the disposal of Eurogen in addition to tax incentives on capital expenditure provided by the Tremonti-bis Law until December 31, 2002;

•	cash generated by current operating activities grows by euro 923 million, increasing from euro 2,093 million to euro 3,016 million;

•	capital expenditure in the 1st Half of 2003 amounts to euro 1,684 million, down euro 549 million due to the nearing completion of the telecommunications network and of the conversion of generation plants to combined-cycle technology, in addition to a resizing of activities outside the core business;

•	net capital employed at June 30, 2003 amounts to euro 44,516 million, down euro 793 million on December 31, 2002 due to the disposal of Interpower and changes occurred in the period;

•	at June 30, 2003, the Group’s headcount was 67,628, representing a reduction of 3,576 employees on December 31, 2002 (down 5.0%). The disposal of Interpower and the deconsolidation of CESI resulted in a reduction of 1,894 employees, while terminations, net of hiring, amount to 1,682.

Main events

•	On January 29, 2003 the entire capital stock of Interpower was sold to the Energia Italiana-Electrabel-Acea partnership. The price paid for Interpower amounts to euro 535 million (of which euro 55 million already received in 2002 as an advance on the sale), in addition to the assumption of euro 318 million in debt;

•	on February 5, 2003, Enel Distribuzione met with the associations that represent the National Consumer and Customer Council, reaching an agreement for the elimination of problems encountered by customers following the installation of new digital meters. The agreement, of which the Authority has been informed, provides, among other things, for the increase in the tolerance period during which customers on a 3 kW supply contract can be allowed to consume up to 4 kW;

•	in February 2003, the Authority for Electricity and Gas awarded Enel Distribuzione a prize of euro 32 million for improvements achieved in 2001 in the quality of its electricity supply service. The average yearly disruption of service per customer was reduced to 125 minutes, representing a much shorter period than the target set by the Authority and about 25% lower than in 2000 (year in which Enel Distribuzione had already obtained prize of euro 4 million);

•	on March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant with a nominal generation capacity of 840 MW located in Bulgaria on the border with Greece (in the Stara Zagora Region), subsequently managing the plant. Enel holds a call option on 40% of the capital stock of Entergy Power Holding Maritza BV;

•	on March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by Orange (France Telecom Group) for euro 1.33 billion, in order to become WIND’s sole shareholder. The agreement includes also the cancellation of the call option held by France Telecom giving the latter the right to increase its share in WIND to 44%. The transfer of the shares and the payment of the price agreed, in addition to the euro 175 million subordinated loan, took place on July 1, 2003;

•	on March 26, 2003, Enel made its debut in the prestigious FTSE 4 GOOD GLOBAL 100 sustainability index that groups the first 100 companies in the world that excel in terms of results achieved in the field of environmental and social sustainability in their activity;

•	on March 28, 2003 an agreement was reached with the Veneto Region for the conversion of the Porto Tolle power plant, one of the most important in Italy, allowing to keep in operation a plant that is vital for the national electricity system;

•	in April 2003, Law Decree no. 25, dated February 18, 2003 was converted into law. The law establishes, among other things, the suppression of the so called “hydroelectric surcharge” from January 1, 2002 and sets at December 31, 2003 the expiration of the term for the reimbursement of stranded costs relating to plants;

•	on April 30, 2003, Enel concluded on behalf of Enel Produzione an agreement with the Municipality of Civitavecchia for the conversion to coal of the “Torrevaldaliga Nord” thermal plant. The agreement will become effective only after authorization from the Ministry of Productive Activities has been granted;

•	on June 4, 2003, Enel issued fixed rate bonds amounting to euro 1.5 billion. The issue is divided in two parts of the same amount, expiring respectively in 10 and 15 years. Ten-year bonds were issued at 99.90 and bear a coupon of 4.25%, corresponding to a 48 base point spread on the 10-year swap rate. Fifteen-year bonds were issued at 99.369 and bear a coupon of 4.75%, corresponding to a 60 base point spread on the 15-year swap rate;

•	on June 16, 2003, Enel and Uniòn Fenosa reached an agreement for the acquisition on the part of Enel of 80% of Uniòn Fenosa Energìas Especiales (UFEE), a company that groups the activities of the Spanish operator in the field of renewable energy. The price agreed for the purchase of UFEE is equal to euro 168 million, while Uniòn Fenosa holds a call option on 30% of the shares expiring at the end of 2007. The transaction was concluded on August 8, 2003 and the authorization of Spanish Competition Authorities is pending. The agreement is also subject to notification to the EU’s Merger Task Force;

•	the agreement with Uniòn Fenosa provides also for Enel to become a partner, with a 50% share, in the company that will build a combined-cycle power plant at Palos de la Frontera (Spain) for which technical and contractual specifications are being reviewed;

•	on June 24, Enel acquired from BG Group Plc (British Gas) a 50% share in Brindisi LNG SpA. The company will build and subsequently manage a terminal for the delivery, stocking and regasification of 8 billion cubic meters of liquid natural gas per year. The investment is expected to amount to about euro 390 million, giving Enel the right to withdraw 50% of the net amount of gas available. The agreement was notified to the Authority for Competition and the Market that is expected to authorize it by the end of October 2003;

•	on June 25, 2003, WIND concluded with NTT DoCoMo a licensing agreement for the exclusive offer in Italy of the i-mode service, developed in Japan, allowing mobile telephones to access services and content available on the Internet. With i-mode, WIND will launch by the end of the year a package providing its customers with complete access to the services offered by Internet from their mobile phone. Service will subsequently be extended to 3G technology.

The Draft Law for the reform of the energy sector

The Draft Law for the reform of the energy sector (the so called “Marzano Decree”) concluded the first part of its parliamentary discussion phase. On July 16, 2003, the Chamber of Deputies approved the draft, which is currently being examined by the Senate.

The most important aspects affecting the Enel Group are described below:

•	the Draft Law provides for the unification of ownership and management of the National Transmission Network (NTN) in addition to the privatization of the entity resulting from the unification. The terms and conditions for the privatization will be set by a Decree of the President of the Council of Ministers. In the context of the privatization, the Minister of Productive Activities will set the guidelines for the development of domestic electricity and gas transport networks. The decree also sets a limit to the ownership by energy operators of companies that own and manage domestic electricity and gas transport networks. Such limit, set at 10% in the original text, was raised to 20%, to be reached by 2007;

•	the Single Buyer will overview the supply of electricity to the regulated market until the market is fully liberalized (July 1, 2007). Import contracts currently held by Enel may be transferred to the Single Buyer against the payment to Enel of the spread between the cost of electricity imported and that of electricity generated domestically;

•	the amount of electricity generated from renewable resources required to be delivered to the network pursuant to article 11 of the Bersani Decree, will be increased by 0.35% per year between 2005 and 2007. The Ministry of the Environment will set by December 31, 2005 possible further increases for years 2008–2010 and, by December 31, 2008 increases for years 2011–2013;

•	concessions for the distribution of electricity are renewed until 2029;

•	tariffs guidelines for the regulatory period starting from 2004 are set in the decree.

Financial review

Results of the Enel Group

Results of the Enel Group for the first six months of 2003 are summarized in the Reclassified Income Statement included below, obtained by reclassifying in line with international practice the Income Statement prepared pursuant to current regulations applicable in Italy.

Results for the first six months of 2002 are restated for comparative purposes and exclude results of Eurogen (sold on May 31, 2002) and Interpower. The latter (sold on January 29, 2003) is excluded from the consolidation from January 1, 2003. The Income Statement for the first six months of 2002 as previously reported is also included. Item “Other services, sales and revenues” in the restated Income Statement includes sales of fuel for thermal generation made to Eurogen and Interpower, amounting to euro 368 million, excluded in the Income Statement that reflected the operations of the two companies.

A reconciliation between the main items of the reported Income Statement for the first six months of 2002 and those included in the restated Income Statement for the same period is also provided.

Main changes occurred in the scope of consolidation in the first six months of 2003 not considered in the restated accounts are limited to:

•	Camuzzi Group (distribution and sale of natural gas), acquired in May 2002 and consolidated from June 30, 2002;

•	CESI (base research for the electricity system) deconsolidated from January 1, 2003 due to the decline to 40.92% of the share held by the Group as a result of the disposal of Interpower;

•	local electricity distribution networks in the municipalities of Milan and Verona, sold on November 1, 2002, and

•	acquisition of Bulgarian power generation company Maritza, whose results are consolidated from April 1, 2003.

Changes shown in the Income Statement below and the related comment relate to changes from the restated Income Statement for the first six months of 2002.

Consolidated Income Statement

In millions of euro	1st Half						1st Half

	2003		2002 restated		Change		2002

		(%)		(%)		(%)		(%)
Revenues:
- Electricity and Electricity Equalization Fund contributions	9,984	64.7	10,107	68.3	(123)	(1.2)	10,140	70.4
- Telecommunication services	1,931	12.5	1,759	11.9	172	9.8	1,759	12.2
- Sale of gas to end users	691	4.5	342	2.3	349	102.0	342	2.4
- Other services, sales and revenues	2,815	18.3	2,581	17.5	234	9.1	2,163	15.0
Total revenues	15,421	100.0	14,789	100.0	632	4.3	14,404	100.0
Operating costs:
- Personnel	1,744	11.3	1,721	11.6	23	1.3	1,784	12.4
- Fuel consumed for thermal generation	1,912	12.4	1,909	12.9	3	0.2	2,298	16.0
- Electricity purchased	2,492	16.2	2,843	19.2	(351)	(12.3)	2,188	15.2
- Interconnections and roaming	687	4.5	717	4.9	(30)	(4.2)	717	5.0
- Services, leases and rentals	1,818	11.8	1,986	13.4	(168)	(8.5)	2,048	14.2
- Fuel for trading and gas for resale to end users	1,318	8.5	1,238	8.4	80	6.5	853	5.9
- Materials	755	4.9	820	5.6	(65)	(7.9)	791	5.5
- Other costs	437	2.8	324	2.2	113	34.9	347	2.4
- Capitalized expenses	(427)	(2.8)	(484)	(3.3)	57	11.8	(491)	(3.4)
Total operating costs	10,736	69.6	11,074	74.9	(338)	(3.1)	10,535	73.2
GROSS OPERATING MARGIN	4,685	30.4	3,715	25.1	970	26.1	3,869	26.8
Depreciation, amortization and accruals:
- Depreciation and amortization	2,272	14.7	2,121	14.3	151	7.1	2,202	15.3
- Accruals and write-downs	182	1.2	219	1.5	(37)	(16.9)	219	1.5
Total depreciation, amortization and accruals	2,454	15.9	2,340	15.8	114	4.9	2,421	16.8
OPERATING INCOME	2,231	14.5	1,375	9.3	856	62.3	1,448	10.0
- Net financial income (expense)	(568)	(3.7)	(594)	(4.0)	26	4.4	(606)	(4.2)
- Equity income/(expense)	(4)		(21)	(0.1)	17	81.0	(21)	(0.1)
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,659	10.8	760	5.2	899	118.3	821	5.7
- Extraordinary items	254	1.6	608	4.1	(354)	(58.2)	544	3.7
INCOME BEFORE TAXES	1,913	12.4	1,368	9.3	545	39.8	1,365	9.4
- Income taxes	794	5.1	66	0.5	728		74	0.5
INCOME BEFORE MINORITY INTERESTS	1,119	7.3	1,302	8.8	(183)	(14.1)	1,291	8.9
- Minority interests	81	0.5	84	0.6	(3)	(3.6)	84	0.6
GROUP NET INCOME	1,200	7.8	1,386	9.4	(186)	(13.4)	1,375	9.5

Reconciliation between Reported Income Statement and Restated Income Statement for the 1st Half of 2002

	Reported Income		Restated Income
In millions of euro	Statement	Companies excluded (1)	Statement

	(A)	(B)	(A - B)
Gross operating margin	3,869	154	3,715
Depreciation, amortization and accruals	(2,421)	(81)	(2,340)
Operating income	1,448	73	1,375
Net financial income (expense)	(627)	(12)	(615)
Income before extraordinary items and taxes	821	61	760
Extraordinary items	544	(64)	608
Income taxes	(74)	(8)	(66)
Minority interests	84		84
Group net income	1,375	(11)	1,386

(1)	Eurogen and Interpower deconsolidated from January 1.

In the first six months of 2003, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions decline by euro 123 million (down 1.2%) on the first six months of 2002 due mainly to the following factors:

•	a euro 273 million decline in free market sales in Italy (from euro 840 million in the first six months of 2002, to euro 567 million) primarily as a result of growing competition and lower imports and purchases of electricity from generation plants falling under the incentives of CIP Regulation no. 6/92;

•	lower contribution of hedging transactions entered into to reduce the risk resulting from fuel cost reimbursement mechanism, down euro 109 million. The reduction was more than offset by the growth in the tariff component aimed at covering the cost of fuel;

•	lower revenues from foreign operations, down euro 93 million, of which euro 42 million due to international energy trading, and euro 51 million to foreign subsidiaries. Viesgo’s revenues declined by euro 83 million due primarily to lower electricity generated as a result of the halting of a number of plants for planned maintenance and other technical reasons. Revenues of Bulgarian subsidiary Maritza, consolidated from April 1, 2003, amount to euro 35 million, while revenues reported by American subsidiaries decline by euro 3 million;

•	a euro 40 million decline in Electricity Equalization Fund contributions, of which euro 38 million due to electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92.

The impact of the above factors is partly offset by higher revenues from the sale and transport of electricity destined to the domestic regulated market, amounting to euro 315 million, and to wholesale sales made directly by generation companies, amounting to euro 77 million. The former are affected by the 17.7% growth in the tariff component aimed at covering fuel costs, and higher volumes of electricity transported for the free market (up 16.4%), partly offset by the reduction in quantities sold on the regulated market (down 6.8%) due to the liberalization of the same.

Revenues from telecommunication services increase by euro 172 million (up 9.8%) on the first six months of 2002, growing from euro 1,759 million to euro 1,931 million. The strong increases registered by mobile telecommunications, with revenues increasing by euro 236 million (up 29.6%), and the first revenues generated on the Greek market, amounting to euro 11 million, were partly offset by a euro 66 million decline in revenues from fixed-line telephone services and Internet (down 7.5%), reflecting the overall performance of the market and the higher competitive pressure from the incumbent operator.

Sales of gas to end users grow from euro 342 million in the first six months of 2002, to euro 691 million in the same period in 2003 (up euro 349 million) due primarily to the change in the scope of activity (figures for the first six months of 2002 did not include the Camuzzi Group).

Other services, sales and revenues increase by euro 234 million (up 9.1%) due primarily to the following factors:

•	a euro 132 million increase in revenues of the Engineering and Contracting area, of which euro 25 million consisting of the gain resulting from the settlement of a dispute on a contract for the construction of a power plant in Libya, abandoned by the parties;

•	revenues amounting to euro 34 million generated by the Camuzzi Group in the environmental services sector;

•	a euro 39 million rise in fees on increases in power supplies and new connections to the electricity network;

•	non-recurrent income amounting to euro 30 million due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority. Non-recurrent charges amounting to euro 6 million were also recorded as a result of the same;

•	the awarding to Enel Distribuzione of a euro 32 million prize for improvements in the quality of the electricity service provided. The analogous prize recorded in the 1st Half of 2002 amounted to euro 4 million;

•	a euro 26 million increase in revenues from the use of the National Transmission Network and revenues amounting to euro 20 million generated as a result of the coming into service of the very-high voltage transmission line managed in Brazil by subsidiary TSN;

•	a growth in revenues from public and art lighting amounting to euro 13 million.

These increases are partly offset by a euro 90 million reduction in revenues from the sale of fuel for trading. The corresponding amount recorded in the first six months of 2002 on a restated basis includes fuel sales made to Eurogen and Interpower, amounting to euro 368 million.

Personnel costs grow by euro 23 million (up 1.3%). Excluding the effect of changes in the scope of consolidation (accounting for an increase of euro 16 million relating to the gas area, net of CESI), personnel costs grow by 0.4% (up euro 7 million), while the average number of employees declines by 3.6%. The higher average cost per employee reflects increases induced by the renewal of the labor contract for the sector, the growth of salary variable components and normal pay progression.

Fuel consumed for thermal generation amounts to euro 1,912 million. Excluding the effect of the change in the scope of consolidation due to Maritza, it declines by euro 7 million (down 0.4%) against a 2.4% reduction in domestic net thermal generation (down 1,184 million kWh), and a 48.7% reduction in the same registered in Spain (down 1,785 million kWh). Higher average unit costs reflect the increase in the price of energy products.

The cost of electricity purchased declines by euro 351 million (down 12.3%), against a 20.0% reduction in quantities acquired, as compared with the first six months of 2002 on a restated basis. Higher average unit costs are due prevalently to the mentioned increase in energy prices to which the price of part of the purchases is correlated, and to the lower proportion of electricity imported, characterized by lower unit costs.

Interconnection and roaming costs decline in the first six months of 2003 by euro 30 million (down 4.2%), as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators. Roaming costs decline by euro 21 million (from euro 50 million to euro 29 million), while interconnection costs decrease by euro 9 million (from euro 667 million to euro 658 million).

The cost of services, leases and rentals amounts to euro 1,818 million declining by euro 168 million (down 8.5%) on the first six months of 2002. Net of the euro 23 million increase due to the change in the scope of consolidation (relating primarily to companies in the gas area), the reduction amounts to euro 191 million and is due to the following factors:

•	the suppression of the “hydroelectric surcharge”, amounting in the first six months of 2002 to euro 174 million;

•	a euro 74 million decline in the cost of services received due to savings. Advisory costs decline by euro 18 million, promotional expenses by euro 17 million, charges relating to corporate finance transactions by euro 16 million, and costs relating to information technology and other costs by euro 23 million.

The above reductions are partly compensated by the euro 43 million increase in costs relating to the construction of plant for third parties due to stronger activity in the first six months of the year, in addition to the euro 14 million increase in fees for the lease of telecommunication circuits resulting from higher traffic.

The cost for the purchase of fuel for trading and gas for resale to end users increases in the first six months of 2003 by euro 80 million (up 6.5%).

Purchases of gas for resale to end users increase by euro 205 million due to the growth in the scope of activity, while those of fuel for trading decline by euro 125 million on the first six months of 2002 on a restated basis.

The cost of materials consumed declines by euro 65 million (down 7.9%) due primarily to lower internal construction in the Sales, Infrastructure and Networks divisions.

Other costs amount to euro 437 million, up euro 113 million (a 34.9% increase) due to the following:

•	a euro 103 million increase in costs incurred by Enel Distribuzione in connection with the introduction of new energy efficiency regulation (energy efficiency certificates), the use of “clean” energy sources (green certificates) and the improvement in the continuity of service. These costs were fully retrieved through sales tariffs;

•	the recording of euro 11 million in charges resulting from the introduction of a partial reimbursement mechanism for the margin earned on imports of electricity for the regulated market (Authority Regulation no. 226/02).

Gross operating margin for the first six months of 2003 amounts to euro 4,685 million, up euro 970 million on the same period in 2002 (a 26.1% increase) on a restated basis. The breakdown by division is shown in the table below.

In millions of euro	1st Half

	2003	2002 restated	Change

Generation and Energy Management	1,805	1,304	501
Sales, Infrastructure and Networks	1,751	1,710	41
Telecommunications	480	232	248
Terna	295	275	20
Parent Company and Other activities	354	194	160

Total	4,685	3,715	970

Main factors contributing to the change in gross operating margin are described in the analysis of Results by Division.

Operating income for the first six months of 2003 amounts to euro 2,231 million, increasing by euro 856 million on the same period in 2002 (up 62.3%). The lower increase in absolute terms with respect to the gross operating margin is due to higher depreciation, amortization and accruals, accounting for euro 114 million.

Depreciation and amortization charges register a euro 151 million increase due to the following:

•	a euro 101 million increase in the telecommunications division influenced by higher depreciation and amortization charges, up euro 87 million, resulting from the growth of the network, and the first-time amortization of the costs for the acquisition of the UMTS license, equal to euro 65 million. The amortization of goodwill declines by euro 51 million due to the euro 1,511 write-down recorded in 2002;

•	euro 38 million in the gas area resulting from the wider scope of activity;

•	net euro 12 million increase recorded in the remaining sectors of activity.

Accruals and write-downs decline by euro 37 million due mainly to lower risks on Engineering and Contracting activity, down euro 45 million.

Net financial expense, amounting to euro 568 million, decline by euro 26 million (down 4.4%) on the first six months of 2002 on a restated basis, benefiting primarily from a reduction in the average cost of debt, down from 4.7% to 4.5%, applied at a constant average net debt.

Equity expense declines from euro 21 million in the first six months of 2002, to euro 4 million in the same period in 2003 due primarily to lower write-downs of venture capital investments.

Net extraordinary income in the first six months of 2003 amounts to euro 254 million, as compared with euro 608 million in the first six months of 2002 on a restated basis. Extraordinary income amounts to euro 506 million and consists of the following:

•	euro 359 million capital gain on the disposal of Interpower;

•	euro 41 million capital gain due primarily to the sale of minor local electricity distribution networks;

•	adjustments amounting to euro 36 million on income taxes for the previous year, resulting from the definition of the tax treatment of a number of items for which there existed uncertainty when the 2002 Financial Statements were prepared;

•	reversal of excess accruals made to the provision for doubtful accounts, amounting to euro 26 million;

•	write-backs amounting to euro 11 million as a result of adjustments made in previous years;

•	adjustments relating to previous years and other items totaling euro 33 million.

In the first six months of 2002, extraordinary income amounted to euro 2,459 million, of which euro 2,340 million relating to the capital gain on the disposal of Eurogen.

Extraordinary expense amounts to euro 252 million and consists of the following:

•	charges on early retirement incentives amounting to euro 91 million;

•	a charge of euro 83 million relating to the tax amnesty;

•	adjustments, write-downs and other items of various nature relating to WIND, totaling euro 21 million;

•	adjustments amounting to euro 20 million on fuel stocks relating to the previous year;

•	write-downs, settlements of transactions made in previous years, extraordinary reimbursements made to customers and taxes relating to previous years, amounting to a total of euro 14 million;

•	adjustments relating to previous years and other items totaling euro 23 million.

The extraordinary expense for the first six months of 2002 amounted to euro 1,851 million and included the write-down of euro 1,511 million on the goodwill relating to WIND, and charges on early retirement incentives amounting to euro 217 million.

Income taxes for the first six months of 2003 amount to euro 794 million, representing a 41.5% implied tax rate, against a normal tax rate for the Group of 45%. The implied tax rate benefits from the taxation of the capital gain on the disposal of Interpower at the 19% substitute tax rate instead of the ordinary corporate tax rate, for which there exists the further benefit consisting in the reversal of the surplus in deferred tax provisions accrued at the ordinary tax rate on the temporary differences related to the assets sold. The tax expense for the first six months of 2002 was equal to euro 66 million, representing a 4.8% implied tax rate, against normal tax rate for the Group of 45%. The difference between the implied and normal tax rate was due primarily to the existence of capital gains subject to a different taxation. The higher spread as compared with the first six months of 2002 is due to the amount of the capital gain generated by the disposal of Eurogen, equal to euro 2,340 million, with respect to the one generated by the disposal of Interpower (euro 359 million).

Benefits deriving from the Tremonti-bis Law (tax incentives on capital expenditure) for the first six months of 2002, no longer applicable in 2003, amounted to euro 82 million.

Cash flows and debt

Cash flows for the first six months of 2003 are shown in the Statement of Cash Flows that follows, compared with the one for the same period in 2002 previously reported. The latter represented a scope of consolidation that included Eurogen until the time of its disposal, in addition to Interpower and Cesi for the whole period, while it did not include the Camuzzi Group, consolidated from June 30, 2002.

Flows in the first six months of 2003 do not consider the payment for the acquisition from France Télécom of a 26.6% share in WIND, as the transaction took place on July 1, 2003.

In millions of euro	1st Half

	2003	2002	Change

CASH FLOW FROM OPERATIONS
Net income (including minority interests)	1,119	1,291	(172)
Depreciation and amortization	2,272	2,202	70
Write-down of fixed assets	20	1,602	(1,582)
Net change in provisions	(45)	144	(189)
Net change in employee termination indemnity provision	(10)	26	(36)
Capital gains/losses and extraordinary items	(379)	(2,362)	1,983
Financial income	(209)	(145)	(64)
Financial expense	777	751	26
Income taxes	794	74	720
Cash generated by operations before changes in net current assets	4,339	3,583	756
(Increase)/Decrease:
Inventories	(471)	(502)	31
Receivables	508	160	348
Accrued income and prepaid expenses	(98)	(164)	66
Net current receivables from Electricity Equalization Fund	79	241	(162)
Payables	(735)	120	(855)
Other liabilities	155	245	(90)
Cash generated by operations	3,777	3,683	94
Interest and other financial income received	209	145	64
Interest and other financial expense paid	(762)	(702)	(60)
Income taxes paid	(208)	(1,033)	825
Cash generated by current operating activities	3,016	2,093	923
CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(135)	(207)	72
Investments in tangible assets	(1,549)	(2,064)	515
Investments in consolidated subsidiaries (net of cash owned by acquired companies)	(51)	(2,201)	2,150
Investments in unconsolidated subsidiaries and associates	(32)	(60)	28
Disposal of consolidated subsidiaries and business units	457	3,007	(2,550)
Disposal of tangible and financial assets	166	77	89
Other changes in fixed assets	(21)	(94)	73
Cash employed in investing activities	(1,165)	(1,542)	377
CASH FLOW FROM FINANCING ACTIVITIES
Change in medium- and long-term debt	2,415	747	1,668
Change in short-term debt	(805)	1,325	(2,130)
Dividends paid	(2,183)	(2,183)	—
Capital increases contributed by third parties	103	57	46
Cash flow from financing activities	(470)	(54)	(416)
Payment of substitute tax on freeing-up of reserves	(279)	(402)	123
CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	1,102	95	1,007
BEGINNING CASH BALANCE	400	587	(187)
ENDING CASH BALANCE	1,502	682	820

Changes in balance sheet items in the first six months of the year resulting from the disposal of Interpower, the deconsolidation of Cesi, the acquisition of Maritza and the payment of price adjustments on the Viesgo and Eurogen transactions, are shown in the table that follows:

	Companies	Companies sold and
In millions of euro	acquired	deconsolidated

Goodwill	16
Intangible assets	35	35
Tangible assets	55	525
Financial assets		(5)
Total assets	106	555
Net current assets	(29)	67
Provisions and other items	(76)	(77)
Net financial (debt) assets	75	(370)
Advance paid in 2002 on acquisition of Interpower		(55)
Net capital gains (losses)		359
Price adjustment paid on acquisition of Viesgo Group	48
Price adjustment paid on disposal of Eurogen		(77)
Total purchase/sale price	124	402
Cash of companies acquired/sold	(73)

Net cash flow	51	402

Cash generated by current operating activities in the first six months of 2003 is equal to euro 3,016 million, as compared with euro 2,093 million in the same period in 2002. The euro 923 million increase in the cash flow is due to the following factors:

•	a euro 756 million increase in cash generated by operating activities before changes in net current assets, in line with the increase registered by the gross operating margin (up euro 816 million on the reported amount for the first six months of 2002);

•	flows amounting to euro 562 million absorbed in the first six months of 2003 by changes in net current assets, against a contribution of euro 100 million registered in the same period in 2002;

•	a euro 825 million decline in income taxes paid and a euro 4 million decline in net financial charges paid. Income taxes are influenced primarily by the mechanism through which advances are determined, based on taxes for the previous year.

Cash employed in investing activities amounts to euro 1,165 million, down from euro 1,542 million in the first six months of 2002. The decline in cash requirements was therefore equal to euro 377 million.

Capital expenditure declines by euro 587 million due to lower needs for the expansion of the telecommunications network, lower commitments in non-core businesses and the nearing completion of the conversion of generation plants to combined-cycle technology.

The disposal of consolidated subsidiaries and businesses, net of acquisitions, determined in the first six months of 2003 net flows amounting to euro 406 million, as compared with euro 806 million in the same period in 2002 (down euro 400 million). The disposal of Interpower generated, net of the advance received in 2002, equal to euro 55 million, a positive flow of euro 480 million, while final price adjustments paid on the acquisition of Viesgo and the disposal of Eurogen, concluded in 2002, amount to euro 125 million. The sale of local electricity distribution networks, net of the negative flow generated by the acquisition of Maritza, account for the residual euro 51 million. With regards to the acquisition of Maritza, the euro 76 million price paid for the acquisition of a 60% share in the holding company that controls it, is offset by cash balances temporarily held by the operating company (euro 75 million) to be used to make the first payments for the construction work necessary for the revamping of the generation plant. The flow generated in the first six months of 2002 was determined primarily by the disposal of Eurogen, net of the acquisition of Viesgo and Camuzzi.

Financing activities for the first six months of 2003 include a cash outflow of euro 2,183 million relating to the dividends paid by the Parent Company on 2002 net income. Such outlay, together with cash employed in investing activities (euro 1,165 million), the payment of extraordinary substitute taxes amounting to euro 279 million, were covered by cash generated by current operating activities, amounting to euro 3,016 million, by the euro 508 million increase in financial debt, net of changes in cash, and euro 103 million paid-in by minor shareholders for capital increases.

With regards to changes in medium- and long-term debt in the first six months of 2003, bonds issued amounted to euro 1,500 million. The difference is due primarily to funds drawn down from 36-month revolving credit lines and from borrowing facilities extended to WIND in previous years.

Short-term debt (net of factoring receivables) decreases by euro 1,177 million, of which euro 805 million due to operations and euro 372 million to changes in the scope of consolidation. The use of short-term borrowing facilities ensured flexible and cost effective financing, allowing to take advantage of the decline in short-term interest rates occurred in the first six months of the year.

Net financial debt at June 30, 2003 and changes from December 31, 2002 are shown in the table below:

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Medium- and long-term debt:
- Bank loans	11,270	10,401	869
- Bonds	9,596	8,076	1,520
- Own bonds and other items	(533)	(533)	—
	20,333	17,944	2,389
- Other loans	355	348	7
Medium- and long-term debt	20,688	18,292	2,396
Short-term debt:
Bank loans
- 18-month loans	200	700	(500)
- Use of revolving credit lines	2,383	3,388	(1,005)
- Other short-term bank debt	2,297	1,719	578
	4,880	5,807	(927)
Commercial paper	1,075	1,444	(369)
Other short-term financial loans	2	—	2
Short-term debt	5,957	7,251	(1,294)
Factoring receivables	(559)	(676)	117
Cash at banks and marketable securities	(1,502)	(400)	(1,102)
	(2,061)	(1,076)	(985)
Net short-term financial debt	3,896	6,175	(2,279)

NET FINANCIAL DEBT	24,584	24,467	117

Changes in net financial debt shown in the statement of cash flows above are detailed in the table below:

				Companies
			Companies	sold and	Exchange-rate
In millions of euro		Cash flow	acquired	deconsolidated	differences

	at Dec. 31,					at June 30,
	2002					2003

Medium- and long-term debt	(18,292)	(2,415)	—	—	19	(20,688)
Short-term debt net of financial receivables	(6,575)	805	—	372	—	(5,398)
Cash at banks and marketable securities	400	1,033	75	(2)	(4)	1,502

	(6,175)	1,838	75	370	(4)	(3,896)

Net financial debt	(24,467)	(577)	75	370	15	(24,584)

Main factors affecting net financial debt are shown in the table that follows:

In millions of euro

Net financial debt at Dec. 31, 2002		(24,467)
Cash generated by current operating activities		3,016
Capital expenditure		(1,684)
Disposal of Interpower net of the advance received in 2002	798 (1)
Disposal of real estate properties	110
Disposal of local electricity distribution networks	55
Financial debt relating to CESI at the end of 2002	52
Price adjustment paid on disposal of Eurogen	(77)
Price adjustment paid on acquisition of Viesgo Group	(48)
Other changes	5

Cash flow from extraordinary operations		895
Dividends paid	(2,183)
Capital increases contributed by third parties	103

Cash flows from own capital		(2,080)
Substitute tax on freeing-up of reserves		(279)
Exchange-rate differences on financial debt		15

Total changes		(117)

Net financial debt at June 30, 2003		(24,584)

(1)	of which euro 480 million relating to the price paid, net of advance, and euro 318 million relating to the assumption in debt.

Balance Sheet

A reclassified Balance Sheet at June 30, 2003 and at December 31, 2002 is reported in the table that follows:

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Tangible and intangible	49,432	50,562	(1,130)
- Financial	628	600	28
Total	50,060	51,162	(1,102)
Net current assets :
- Trade receivables	6,687	7,124	(437)
- Inventories	3,627	3,266	361
- Other assets and net receivables from Electricity Equalization Fund	1,071	1,042	29
- Net tax receivables	799	669	130
- Trade payables	(5,351)	(6,726)	1,375
- Other liabilities	(7,102)	(6,615)	(487)
Total	(269)	(1,240)	971
Gross capital employed	49,791	49,922	(131)
Provisions:
- Employee termination indemnity	(1,357)	(1,415)	58
- Retirement benefits	(470)	(472)	2
- Net deferred taxes	(2,215)	(1,435)	(780)
- Other provisions	(1,233)	(1,291)	58
Total	(5,275)	(4,613)	(662)
Net capital employed	44,516	45,309	(793)
Group Shareholders’ Equity	19,783	20,772	(989)
Minority interests	149	70	79
Total Shareholders’ Equity	19,932	20,842	(910)
Net financial debt	24,584	24,467	117

TOTAL	44,516	45,309	(793)

Net fixed assets decline by euro 1,102 million.

Tangible and intangible assets decline by euro 1,130 million due primarily to the following:

•	capital expenditure for the first six months of the year amounting to euro 1,684 million, of which euro 1,549 million relating to tangible assets and euro 135 million to intangible assets;

•	an increase of euro 106 million due to the acquisition of Maritza East III Power Company (including goodwill);

•	a depreciation and amortization expense for the period amounting to euro 2,272 million;

•	a euro 496 million decline resulting from the disposal of Interpower and a euro 64 million decline due to the deconsolidation of CESI;

•	ordinary disposals and other declines amounting to euro 88 million.

Financial assets increase by euro 28 million due to the following factors:

•	acquisition for euro 15 million of a 25.5% share in Hydroitalia (now En.Hydro) and, also for euro 15 million, of a 1% share in Red Electrica Espanola;

•	deconsolidation of Estel and CESI. The former was put in liquidation and is accounted for under the cost method at euro 10 million, while the latter is accounted for under the equity method at euro 9 million;

•	write-down of equity investments amounting to euro 16 million and other changes accounting for the balance of euro 5 million.

Net current assets, having a negative balance of euro 1,240 million at the end of 2002, amount to negative euro 269 million at June 30, 2003. The change, equal to euro 971 million, is due mainly to the following factors:

•	a decline of euro 437 million in trade receivables due primarily to lower sales of electricity on the free market in Italy;

•	euro 361 million increase in inventories, attributable prevalently to the growth in contract work carried out by the Engineering and Contracting sector;

•	a euro 1,375 million decline in trade payables due primarily to WIND’s capital expenditure activity and lower amounts of electricity purchased for resale to the free market;

•	a euro 130 million increase in net tax receivables determined by the following factors:

-	the payment of euro 279 million for substitute taxes on the freeing-up of accelerated depreciation reserves carried out in the previous two years;

-	the payment of euro 208 million relating to the income taxes;

-	a euro 214 million increase in net VAT payables;

-	the recording of euro 79 million representing the liability arising from the tax amnesty;

-	euro 64 million increase in other payables (taxes, duties, etc.).

•	euro 458 million increase in other liabilities, net of the increase in other assets, due mainly to the growth in advances received from Engineering and Contracting customers.

The euro 662 million increase in provisions can be attributed to euro 780 million relating to the deferred tax provision (reported net of deferred tax assets), and to euro 118 million relating to the net decline in other provisions.

The provision for deferred taxes includes the accrual for income taxes for the first six months of the year.

Net capital employed declines from euro 45,309 million at the end of 2002 to euro 44,516 million at June 30, 2003, down euro 793 million, of which euro 424 million due to the disposal of Interpower. Shareholders’ Equity (Group and minority interests) amounts to euro 19,932 million and net financial debt amounts to euro 24,584 million. The debt to equity ratio is equal to 1.23 (1.17 at December 31, 2002).

Operating review

Results by Division

In millions of euro	1st Half

	2003	2002 restated	Change

Generation and Energy Management
Revenues	6,193	5,333	860	16.1%
Gross operating margin	1,805	1,304	501	38.4%
Operating income before amortization of goodwill	1,198	718	480	66.9%
Operating income	1,175	697	478	68.6%
Sales, Infrastructure and Networks
Revenues	10,244	10,071	173	1.7%
Gross operating margin	1,751	1,710	41	2.4%
Operating income before amortization of goodwill	1,096	1,053	43	4.1%
Operating income	1,071	1,043	28	2.7%
Terna
Revenues	430	413	17	4.1%
Gross operating margin	295	275	20	7.3%
Operating income	168	150	18	12.0%
Telecommunications
Revenues	2,123	1,887	236	12.5%
Gross operating margin	480	232	248	106.9%
Operating income before amortization of goodwill	(173)	(263)	90	34.2%
Operating income	(396)	(536)	140	26.1%
Services and Other activities
Revenues	1,279	1,280	(1)	-0.1%
Gross operating margin	267	149	118	79.2%
Operating income before amortization of goodwill	141	(12)	153	—
Operating income	141	(12)	153	—
Parent Company
Revenues	540	1,029	(489)	-47.5%
Gross operating margin	120	85	35	41.2%
Operating income	105	73	32	43.8%
Adjustments and elisions
Revenues	(5,388)	(5,224)	(164)	—
Gross operating margin	(33)	(40)	7	—
Operating income before amortization of goodwill	(33)	(40)	7	—
Operating income	(33)	(40)	7	—
Total Group
Revenues	15,421	14,789	632	4.3%
Gross operating margin	4,685	3,715	970	26.1%
Operating income before amortization of goodwill	2,502	1,679	823	49.0%
Operating income	2,231	1,375	856	62.3%

Generation and Energy Management

The Division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

-	generation;

-	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and wholesalers;

-	trading on international markets.

•	Energy products:

-	procurement of supplies for all Group activities (electricity generation, trading, sale of natural gas to end users);

-	sale of natural gas to “distributors”;

-	trading on international markets;

-	logistic services.

International operations, represented by Spanish subsidiary Viesgo Generaciòn and American subsidiaries Enel North America (formerly CHI Energy), EGI and, from April 1, 2003, by Bulgarian generation company Maritza, are reported separately.

Generation and Energy Management

In millions of euro	1st Half

	2003	2002 restated (1)		Change

Domestic operations
Revenues	5,967	5,056		911	18.0%
Gross operating margin	1,711	1,228		483	39.3%
Operating income before amortization of goodwill	1,151	685		466	68.0%
Operating income	1,150	685		465	67.9%
International operations
Revenues	236	277		(41)	-14.8%
Gross operating margin	94	76		18	23.7%
Operating income before amortization of goodwill	47	33		14	42.4%
Operating income	25	12		13	108.3%
Elisions
Revenues	(10)	—		(10)
Total
Revenues	6,193	5,333		860	16.1%
Gross operating margin	1,805	1,304		501	38.4%
Operating income before amortization of goodwill	1,198	718		480	66.9%
Operating income	1,175	697		478	68.6%
Net capital employed	14,364	15,541	(2)	(1,177)	-7.6%
Employees (no.)	11,757	12,911	(2)	(1,154)	-8.9%
Capital expenditure	286	418		(132)	-31.6%

(1)	Figures for the 1st Half of 2002 exclude Eurogen and Interpower, in addition to the distribution of electricity in Spain, now included in the Sales, Infrastructure and Networks Divisions.

(2)	At December 31, 2002.

Domestic operations

The Division operates in Italy in the following areas through:

▪	Power generation:

-	Enel Produzione (thermal and hydroelectric generation);

-	Enel Green Power (geothermal, wind and hydroelectric generation).

▪	Procurement and trading of energy products, electricity sale on the domestic market to “large electricity users” (with an annual consumption in excess of 100 million kWh) and “electricity wholesalers”, sale of natural gas to “distributors”, trading of electricity on international markets:

-	Enel Trade and its subsidiaries.

▪	Logistic services:

-	Enel Logistica Combustibili.

▪	Technologies for the development of alternative energy resources:

-	Conphoebus.

In the first six months of 2002, Enel Trade’s (formerly Enel.FTL) activities were limited to procurement and trading of energy products. The growth in the scope of activity is due to the transfer of businesses from Enel Energia (part of the Sales Division), effective January 1, 2003. The comparability of data for the two periods is therefore affected by such change.

On the contrary, operating and income figures for the first six months of 2002 provided for comparative purposes are stated net of Eurogen and Interpower, sold respectively on May 31, 2002 and January 29, 2003.

Regulatory aspects

Main developments regarding tariffs included:

▪	with regards to the wholesale price of electricity for non-eligible customers, the tariff component aimed at covering fixed generation costs was set by the Authority for 2003. The tariff component varies according to the time band in which it is generated, and is unchanged (up 0.1%) on 2002, averaging €¢ 2.06 per kWh;

▪	the tariff component aimed at covering fuel costs set by the Authority averages €¢ 4.27 for the first six months of 2003, as compared with €¢ 3.63 in the same period in 2002 (up 17.6%).

A number of changes were introduced in the method applied to the revision of tariffs starting with 2003:

-	quarterly adjustments in place of bi-monthly ones;

-	extension from four to six months of the period considered to determine changes in the international price of fuels, and;

-	increase from 2% to 3% of the minimum threshold below which no adjustment is made.

Resolutions regarding system charges

In April 2003, Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding system charges” was converted into law. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge” – as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments.

The same Decree included also provisions regarding stranded costs, reiterating the abolition of stranded costs relating to generation plants from January 1, 2004, though without defining the parameters for the calculation of the possible resulting benefit, while confirming those relating to Nigerian natural gas until 2009.

The final setting of the possible benefit resulting from the reimbursement of stranded costs and that of the hydroelectric surcharge for 2002 (amounting to euro 410 million and relating to power generation of Enel Produzione and Enel Green Power) will take place through Decrees issued by the Ministry of Productive Activities, in agreement with the Ministry of Economy, after consultation with the Authority. Lacking such resolutions, results for the first six months of 2003 do not reflect the retrieval of the hydroelectric surcharge for 2002 or any amount relating to the retrieval of stranded costs.

Green certificates

Official trading of green certificates on the screen-based trading circuit organized by the Market Operator started in March 2003.

Trading allowed power operators to acquire green certificates needed to comply with requirements set by the Bersani Decree, requiring the introduction into the national transmission network of a set proportion of electricity generated from renewable resources or the purchase of related rights. Certificates were supplied by the ISO who auctioned green certificates relating to electricity generated by plants falling under the incentives of CIP Resolution no. 6/92 coming into service after April 1, 1999.

Authority Resolution no. 227/2002 introduced a mechanism for the balancing of costs borne by producers and importers of electricity generated from non-renewable resources as a result of the requirement to purchase green certificates. Against such compensation mechanism, that will take place through contributions recognized by the Electricity Equalization Fund, a tariff component equal to €¢ 0.09 per kWh was imposed on non-eligible customers. A resolution of the Authority defining the mentioned parameters and the procedure for the recognition of the mentioned contributions to producers and importers involved, is pending and consequently, revenues for the first six months of 2003 do not reflect an accrual of such contributions.

Provisional Electricity Offering System

Through Resolution no. 67/03 the Authority regulated the organization and functioning of the Provisional Electricity Offering System for the regulated market and the procurement of resources for electricity dispatching (the so-called STOVE).

STOVE aims at selecting plants destined to satisfy needs for the regulated market. The system became operational on July 1, 2003 and will remain in operation until December 31, 2003. From January 1, 2004 the Pool Market will start operation.

Producers who generate electricity entitled to the reimbursement of stranded costs are required to participate in STOVE, while other producers can choose to participate based on conditions specified in the mentioned Resolution. The start of the provisional system will not involve tariff changes, but will allow the Ministry and the Authority to acquire reliable information regarding the operation and costs of a large part of the national electricity generation system.

Inquiry of the Authority on disruption of electricity supply

Through Resolution no. 72/03 the Authority opened an inquiry on the causes, the developments and possible responsibilities regarding disruptions in the electricity supply occurred in June 2003. In the context of the investigation, the Authority will acquire all information necessary and will verify the “consistency of installed generation capacity in terms of efficient capacity and capacity actually available, defining the causes for unavailability, its expected duration and the cost of measures aimed at reducing it” in addition to the contribution of electricity imports and their management.

Inquiry of the Antitrust Authority

On June 26, 2003, the Antitrust Authority opened an inquiry involving Enel Produzione, Enel Green Power, Endesa Italia, Edipower and Tirreno Power with the aim of evaluating the possibility that the dispatching by Energy Management’s Team (EMT) of electricity generated by plants owned by these companies constitute an agreement in violation of free competition regulations. The EMT system had been the object of voluntary communication to the Antitrust Authority on the part of Enel Produzione and Endesa Italia on June 21, 2002.

The inquiry proposes to evaluate the compatibility of the STOVE system, replacing the TEM system until December 31, 2003, with free competition regulations.

The inquiry should terminate by March 31, 2004.

Electricity generation

Enel Group net domestic electricity generation

In millions of kWh	1st Half				1st Half

	2003	2002 restated	Change		2002

Net generation:
Thermal	49,130	50,314	(1,184)	-2.4%	60,729
Hydroelectric	14,439	12,795	1,644	12.8%	13,518
Geothermal	2,495	2,098	397	18.9%	2,098
Other resources	33	21	12	57.1%	21

Total net generation	66,097	65,228	869	1.3%	76,366

Net electricity generation figures for the first six months of 2002 have been restated for comparable purposes and exclude the activity of Eurogen and Interpower.

Net electricity generation in the first six months of 2003 amounted to 66.1 billion kWh, growing by 1.3% on the first six months of 2002 on a restated basis. Hydroelectric generation increased by about 1.6 billion kWh (up 12.8%) due to the comparatively better water supply than in the first six months of 2002, in which it was critical. The increase in geothermal generation (up 0.4 billion kWh, representing an 18.9% increase) is due to the coming into service in the 2nd Half of 2002, both of new and revamped generation plants. Recently constructed wind plants determined a strong increase (up 57.1%) in electricity generated from other resources. These changes were partly offset by a decline in thermal generation (down 2.4%, equal to 1.2 billion kWh).

Contribution to gross thermal generation

In millions of kWh	1st Half

	2003		2002 restated		Change

High-sulfur content fuel oil (S>0,5%)	3,912	7.5%	11,623	21.7%	(7,711)	-66.3%
Low-sulfur content fuel oil (S<0,5%)	8,812	16.9%	8,318	15.6%	494	5.9%
Total fuel oil	12,724	24.4%	19,941	37.3%	(7,217)	-36.2%
Natural gas	22,922	44.0%	17,133	32.1%	5,789	33.8%
Coal	14,800	28.4%	13,439	25.1%	1,361	10.1%
Orimulsion and other fuels	1,637	3.2%	2,929	5.5%	(1,292)	-44.1%

TOTAL	52,083	100.0%	53,442	100.0%	(1,359)	-2.5%

The breakdown above shows a significant reduction in generation from fuel oil and a marked increase in the use of natural gas. This can be attributed to the lower use of traditional plants, the coming into service of new combined-cycle plants, in addition to the prolonged halting of three groups at the Porto Tolle plant, starting again operation in June 2003 after the issue of a decree allowing their functioning, waiving environmental regulation requirements.

The use of orimulsion declined in favor of coal due to difficulties in the procurement of the fuel as a result of strikes in Venezuela since the beginning of the year.

With regards to fuel oil mix, higher use of low-sulfur content is due to the application to all thermal plants of sulfur dioxide emission limits, as provided by Presidential Decree no. 203/88 (implementing European Union directives relating to air quality and pollution generated by industrial plants) and subsequent implementation regulations.

Capital expenditure

Expenditure on plant and equipment in Italy

In millions of euro	1st Half

	2003	2002		Change

Thermal plants	168	327		(159)	-48.6%
Hydroelectric plants	22	31		(9)	-29.0%
Geothermal plants	22	66		(44)	-66.7%
Wind and alternative resources plants	10	17		(7)	-41.2%

Total	222	441	(1)	(219)	-49.7%

(1) Euro 397 million on a restated basis.

In the first six months of 2003, the conversion of plants to combined-cycle technology continued. The process is nearing completion. Work underway relates primarily the conversion of two sections of the Priolo Gargallo and Porto Corsini plants, a section of the Termini Imerese and Pietrafitta plants, and four sections of the La Casella plant.

In the first six months of the year, three converted combined-cycle sections came into service, of which two at the Priolo Gargallo and one at the Pietrafitta plant.

With regards to the conversion to coal of the “Torrevaldaliga Nord” thermal plant, on April 30, 2003, the Parent Company concluded on behalf of Enel Produzione an agreement with the Civitavecchia Municipality. The Parent Company will transfer to Enel Produzione the commitments deriving from such agreement that consist, among other things, of major environmental protection work, compensatory work for the Civitavecchia Municipality and other measures aimed at favoring occupational levels and the development of local entrepreneurial initiatives. The agreement will become effective only after the related authorization has been granted by the Ministry of Productive Activities.

Net efficient domestic generation capacity

	Enel	Enel Green
MW	Produzione	Power

			at June 30, 2003	at Dec. 31, 2002	Change

Thermal plants	26,641	—	26,641	28,679	(2,038)
Hydroelectric plants	12,899	1,382	14,281	14,344	(63)
Geothermal plants	—	666	666	666	—
Wind and alternative resources plants	—	74	74	63	11

Total	39,540	2,122	41,662	43,752	(2,090)

The reduction in net efficient domestic generation capacity of the Enel Group resulting from the disposal of Interpower is equal to 2,611 MW, of which 2,548 MW of thermal capacity and 63 MW of hydroelectric capacity, while new plant coming into operation in the first six months of 2003 resulted in a 521 MW increase in generation capacity.

Operating performance

Revenues for the first six months of 2003 amount to euro 5,967 million, increasing by euro 911 million (up 18.0%) on the first six months of 2002 due to the following factors:

•	a euro 381 million increase in sales of natural gas to the Sales Division, resulting from the growth in the scope of activity and the concentration of procurement activities into Enel Trade;

•	revenues on electricity trading activities carried out by Enel Trade since January 2003, amounting to euro 275 million;

•	a growth in generation (up 1.3%) and in the tariff component linked to the price of energy products (up 17.7%), with a positive impact on revenues, net of the effect of hedging transactions, amounting to about euro 330 million;

•	a euro 48 million increase in revenues due to adjustments on the sale of electricity in the previous year. The same amount was recorded as an increase in costs, thus eliminating the impact on margins;

•	a euro 80 million decline in revenues from the sale of fuels for trading, net of the effect of hedging transactions. Figures for the first six months of 2002 provided for comparative purposes have been restated and include fuels sales made to Eurogen and Interpower, equal to euro 368 million;

•	a euro 38 million decline in contributions on past years’ electricity generation of plants falling under the incentives of CIP Resolution no. 6/92.

Gross operating margin for the first six months of 2003 amounts to euro 1,711 million, growing by euro 483 million (up 39.3%) on the same period in 2002, due mainly to the following factors:

•	euro 355 million on the margin on hydro-geothermal generation due to the combined effect of the increase in volume, the increase in the tariff component linked to energy prices, and the suppression from January 1, 2003 of the hydroelectric surcharge (in the first six months of 2002 the surcharge was equal to euro 174 million);

•	euro 110 million increase in the positive spread between the tariff component aimed at covering fuel costs and the actual cost of fuels;

•	euro 54 million increase in Enel Trade’s margin on the sale of natural gas to third parties and to the Sales Division;

•	a euro 38 million decline in contributions on past years’ electricity generation of plants falling under the incentives of CIP Resolution no. 6/92.

The operating income for the first six months of 2003 amounts to euro 1,150 million, growing by euro 465 million (up 67.9%). It registers a lower increase with respect to the gross operating margin due to euro 18 million in higher depreciation, amortization and accruals.

Results for the first six months of 2003 do not reflect the impact resulting from the future retrieval of the hydroelectric surcharge for 2002, as regulations defining the terms and conditions of the reimbursement have not yet been issued. In the same manner, results for the period do not reflect the effect of regulations regarding stranded costs.

International operations

The Enel Group operates abroad in the field of power generation through Viesgo Generaciòn (Spain), Maritza (Bulgaria), Enel North America (formerly CHI Energy) and EGI (Central and South America).

In March, 2003, Enel Produzione acquired through subsidiary Enel Generation Holding BV a 60% share in the capital of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD, for euro 75.7 million. The latter began the refurbishment, environmental upgrade and subsequent management of a lignite-fired generation plant with a nominal generation capacity of 840 MW located in Bulgaria on the border with Greece (in the Stara Zagora Region). The total financial outlay for the operation is estimated at euro 300 million, financed through project financing. Enel holds a call option on 40% of Entergy Power Holding Maritza BV’s share capital. Results of Maritza are included in the consolidation of the Enel Group starting April 1, 2003.

Net efficient generation capacity installed abroad

	Enel North
MW	America	EGI	Viesgo	Maritza

					at June 30, 2003	at Dec. 31, 2002	Change

Thermal plants	—	—	1,599	527	2,126	1,599	527
Hydroelectric plants	243	136	610	—	989	989	—
Wind and photovoltaic plants	92	24	—	—	116	116	—

Total	335	160	2,209	527	3,231	2,704	527

Income data reported for the first six months of 2002 reflected also distribution and sale of electricity activities in Spain, currently managed by Electra de Viesgo Distribuciòn and attributed to the Sales, Infrastructure and Networks Divisions. To allow a comparison between the two periods, figures for the first six months of 2002 do not reflect such activities.

Revenues for the first six months of 2003 amount to euro 236 million, down euro 41 million on the same period in 2002. Revenues generated by Viesgo Generaciòn decline from euro 222 million in the first six months of 2002, to euro 151 million in the same period in 2003 (down euro 71 million, or 32.0%) due primarily to the decrease in net generation (down 37.7%). This amounted to 2,522 million kWh in the first six months of 2003, as compared with 4,046 kWh in the same period in 2002. The decline is due to the temporary unavailability of a number of plants as a result of planned maintenance and other technical reasons. Revenues generated by Maritza between April 1 and June 30, 2003 amount to euro 35 million, against a net generation of 793 million kWh. Electricity generated by foreign operations in the first six months of 2003 amounts to 4,301 million kWh.

Gross operating margin amounts to euro 94 million, up euro 18 million on the first six months of 2002. Viesgo Generaciòn reported a margin of euro 50 million, as compared with euro 43 million in the first six months of 2002. The improvement is due mainly to the introduction of new local regulations regarding the so-called “deficit of the electricity system”, not effective in the first six months of 2002, in addition to the increasing relative weight of hydroelectric generation. Such phenomena more than offset the impact of the decline in generation. Gross operating margin reported by Maritza amounts to euro 16 million, while American operations register a euro 5 million decline.

Operating income amounts to euro 25 million, increasing by euro 13 million on the first six months of 2002. The improvement registered by Viesgo (up euro 10 million) and the operating income registered by Maritza (euro 15 million) are partly offset by the euro 12 million decline reported by American operations. The latter reflects the euro 5 million reduction in the gross operating margin and higher depreciation and write-downs of plant amounting to euro 7 million.

Capital expenditure in the first six months of the year on generation plants abroad amounts to euro 57 million, of which euro 42 million due to the refurbishment and environmental upgrade on the Maritza plant.

Sales, Infrastructure and Networks

The new organizational structure of the Group includes two specific operating divisions:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Infrastructure and Networks, that includes electricity and gas network operations.

Due to the current transitional stage and in view of the introduction of definitive rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the power and gas sector.

Sales, Infrastructure and Networks

In millions of euro	1st Half

	2003	2002 restated (1)			Change

Power
Revenues	9,500	9,720		(220)	-2.3%
Gross operating margin	1,608	1,662		(54)	-3.2%
Operating income before amortization of goodwill	997	1,024		(27)	-2.6%
Operating income	997	1,024		(27)	-2.6%
Gas
Revenues	744	351		393	—
Gross operating margin	143	48		95	—
Operating income before amortization of goodwill	99	29		70	—
Operating income	74	19		55	—
Total
Revenues	10,244	10,071		173	1.7%
Gross operating margin	1,751	1,710		41	2.4%
Operating income before amortization of goodwill	1,096	1,053		43	4.1%
Operating income	1,071	1,043		28	2.7%
Net capital employed	12,144	12,218	(2)	(74)	-0.6%
Employees (no.)	38,560	39,895	(2)	(1,335)	-3.3%
Capital expenditure	821	799		22	2.8%

(1)	Figures for the 1st Half of 2002 include the distribution of electricity in Spain, originally attributed to the Generation and Energy Management Division.

(2)	At December 31, 2002.

Power

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption of less than 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising);

•	Electra de Viesgo Distribuciòn (distribution and sale of electricity on the Spanish market).

The comparison between the two periods is affected by the transfer to Enel Trade (Generation and Energy Management Division), effective January 1, 2003, of electricity sales to domestic “large electricity users” (with an annual consumption in excess of 100 million kWh), in addition to sales to “wholesalers” and international trading activities. Moreover, results for the 1st Half of 2002 provided for comparative purposes include the distribution and sale of electricity in Spain, previously attributed to the Generation and Energy Management Division.

Regulatory aspects

The Authority set tariffs applicable to the transport, sale and metering of electricity for the first six months of 2003 by applying the price-cap mechanism (resulting in a 1.5% reduction), though taking into account higher costs for the improvement in the quality of service, those for the promotion of the efficient use of electricity by end-users, the increase in transmission costs and charges relating to the international dispatching of electricity. Overall, the increase registered on previously applicable tariffs is equal to 1.3%, resulting in an impact of 0.3% on the final price of electricity. The Authority also approved Enel Distribuzione’s proposed tariffs for 2003, in line with applicable restrictions. In June 2003, Enel Distribuzione offered its customers new tariff options providing for a 0.20 €¢ per kWh reduction for low-voltage non-household contracts with a power supply in excess of 16.5 kWh, in addition to a 0.10 €¢ per kWh reduction for all other medium-voltage power supplies.

With regards to the bonus and fines system applying to the quality of service offered (identified with the continuity of the same), in the first months of 2003, the Authority concluded its review and approved figures for year 2001, recognizing to Enel Distribuzione a euro 32 million prize for having reduced to 125 minutes the average yearly power supply disruption per customer (down 25% on 2000).

Litigation with the Authority for years 1998 and 1999 remains pending. The Lombardy Regional Administrative Court (TAR) granted the appeal filed by Enel Distribuzione, declaring extinguished the obligation arising from the euro 46.5 million fine imposed by the Authority following the payment of the reduced amount of euro 52,000 pursuant to article 16, Law 689/91 made by the company. The Authority appealed against such ruling to the State Council.

With regards to the free market, the Authority, in consideration of the lowering, subsequent to April 28, 2003, of the annual consumption threshold per customer allowing access to the free market from 9 million kWh to 0.1 million kWh, set a simplified procedure for the recognition and the verification of eligibility. With Resolution no. 27/03, the Authority introduced new reconciliation procedures for the electricity exchanged among market operators on a quarterly basis and the obligatory joint management of the transport contract for customers who have already entrusted an operator for the management of balancing and exchange contracts. Starting with May 2003, Enel Energia has therefore invoiced all its customers the balancing, reserve and transport services.

On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia (formerly Enel Trade) and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. The inquiry relates to the claim made by Authority that some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002, generated a retention effect with customers, in addition to limiting competition from other operators by exploiting the availability of electricity at all times of the day. On July 18, 2003, the Antitrust Authority notified companies involved the Results of the Inquiry, in which it confirms and elaborates on the claims made upon initiating the inquiry, making use of information acquired in the course of the procedure. The proceedings are expected to be concluded by November 27, 2003. Based on the recent experience on the Antitrust Authority’s position and in accordance with the opinion of independent legal advisors in charge of the proceedings, it is not possible at the present time to determine the amount of a fine that may be imposed by the Authority on companies involved.

Capital expenditure and networks

Capital expenditure on electricity distribution networks

In millions of euro	1st Half

	2003	2002	Change

Domestic operations:
- High voltage	87	79	8	10.1%
- Medium voltage	203	309	(106)	-34.3%
- Low voltage	383	324	59	18.2%
Total domestic operations	673	712	(39)	-5.5%
International operations	17	16	1	6.3%

Total	690	728	(38)	-5.2%

The increase in capital expenditure on low-voltage lines is due to progress made in the digital meter project that involved the replacement in the period of an additional 3.7 million meters, bringing the number of digital meters installed to 9.4 million, on a total of about 30 million meters to be replaced.

In February 2003, Enel Distribuzione reached an agreement with consumer associations regarding the overcoming of problems arising following the first campaign for the replacement of traditional meters with electronic ones. Such problems were caused by the interruption of the supply of electricity to some customers in case of capacity demand in excess of the limits set. The agreement provides for the increase in the tolerance period in which the usage of electricity above the set supply limit is allowed, with the introduction of separate tariffs for daytime consumption and consumption in the evening hours and holidays, charged at a cheaper rate, following the introduction of special tariffs for lower income customers by the Authority.

Capital expenditure abroad related to networks owned by Electra de Viesgo Distribuciòn.

Electricity distribution networks

	km	no.	km	no.	km	no.

	at June 30, 2003		at Dec. 31, 2002		Change

High-voltage lines	20,188	—	20,316	—	(128)	—
Primary cabins	—	1,985	—	1,976	—	9
Medium-voltage lines	332,632	—	332,055	—	577	—
Secondary cabins	—	407,326	—	405,775	—	1,551
Low-voltage lines	713,499	—	710,639	—	2,860	—

Operating performance

Revenues for the first six months of the year reported by companies in the Sales, Infrastructure and Networks divisions operating in the power sector amount to euro 9,500 million, declining by euro 220 million (down 2.3%) on the first six months of 2002 due mainly to the following factors:

•	lower revenues registered by Enel Energia, down euro 638 million (of which euro 63 million relating to trading on international markets) resulting from the mentioned transfer of businesses to the Generation and Energy Management Division, the growing competitive pressure on the free market, lower imports and purchases from generation plants falling under the incentives of CIP Regulation 6/92;

•	a euro 330 million increase in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity (of which euro 113 million from the sale of electricity to resellers);

•	higher connection fees, up euro 39 million, and awarding by the Authority of a euro 32 million prize for the improvement in service quality (the amount recorded in the first six months of 2002 for the same was equal to euro 4 million);

•	higher revenues from public lighting activities (Enel Sole) and franchising (Enel.si), up euro 15 million.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh

	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

			1st Half 2003					1st Half 2002

High-voltage	23,346	2,448	25,794	284	1.10	21,404	3,031	24,435	284	1.16
Medium-voltage	27,201	16,372	43,573	1,726	3.96	22,384	20,409	42,793	1,869	4.37
Low-voltage	693	51,755	52,448	5,924	11.29	242	52,322	52,564	5,564	10.59

Total	51,240	70,575	121,815	7,934	6.51	44,030	75,762	119,792	7,717	6.44

Total revenues from the sale on the regulated market and transport of electricity, excluding sales to resellers, amount in the first six months of 2003 to euro 7,934 million, increasing by euro 217 million on the same period in 2002. Sales on the regulated market decline by 5,187 million kWh (down 6.8%), while the volume of electricity transported for the free market increases by 7,210 million kWh (up 16.4%). Total electricity distributed increases by 1.7% on the first six months of 2002.

Average revenues per kWh distributed increase from €¢ 6.44 to €¢ 6.51 due to the following factors, analyzed by voltage segment:

•	revenues from the sale of high-voltage electricity are stable at euro 284 million, with a 5.6% increase in electricity distributed. The 5.2% reduction in the average price reflects primarily the higher relative weight of electricity transported for the free market as compared to electricity sold on the regulated market. The former involves the invoicing of the sole tariff component remunerating the network and sale services, while for the latter revenues are represented by the full price, covering also the cost of acquisition of electricity sold. The impact of the different mix was partly offset by the increase in the sale price of electricity resulting from the growth in the tariff component aimed at covering fuel cost and the introduction of a tariff aimed at covering costs deriving from the introduction of green certificates;

•	revenues from the sale of medium-voltage electricity amounted to euro 1,726 million, representing a decline of euro 143 million (down 7.6%) on the first six months of 2002. The decrease reflects the net effect of the higher amount of electricity distributed (up 780 million kWh, or 1.8%), and the lower average price (down €¢ 0.41 per kWh, or 9.4%). The latter is due to the different mix between non-eligible customers (whose consumption declined by 4,037 million kWh, or 19.8%) and eligible ones (with sales increasing by 4,817 million kWh, or 21.5%). The effect was partly offset by the increase in the tariff component covering the cost of fuel and the application, starting in 2003, of a component covering costs resulting from the green certificates system;

•	revenues from the sale of low-voltage electricity amounted to euro 5,924 million, increasing by euro 360 million (up 6.5%) on the first six months of 2002. The increase is due primarily to the growth in the average unit revenue (up €¢0.7 per kWh, or 6.6%) due primarily to the mentioned tariff components changes. The amount of electricity distributed is unchanged (down 0.2%) as the effect of the disposal of local electricity networks is compensated by the growth in consumption.

Electricity sales to resellers (sales and transport) grow by euro 113 million, from euro 402 million in the first six months of 2002, to euro 515 million in the current six months.

With regards to the free market, Enel Energia’s sales to eligible customers and other operators (including intragroup adjustments carried out with Enel Trade) decline by euro 575 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	1st Half 2003		1st Half 2002		Change

Sales to eligible end customers	243	2,844	840	14,692	(597)	(11,848)
Sales to other operators	3	94	—	—	3	94

	246	2,938	840	14,692	(594)	(11,754)
Infragroup adjustments	19	—	—	—	19	—

Total	265	2,938	840	14,692	(575)	(11,754)

Considering also sales made by Enel Trade to end users, amounting to 2,464 million kWh, domestic free market Group sales amount in the first six months of 2003 to 5,308 million kWh, down 63.9% on the first six months of 2002, due to the above described phenomena.

Gross operating margin for the first six months of the year amounts to euro 1,608 million, declining by euro 54 million (down 3.2%) on the same period in 2002 due mainly to the following factors:

•	a euro 175 million decline in the margin on the sale and transport of electricity earned by Enel Distribuzione mainly due to the effect of seasonal factors on power tariffs;

•	a euro 19 million decline in margins earned by Enel Energia primarily as a result of lower activity;

•	a euro 39 million increase in connection fees received for higher power supplies and new connections to the network;

•	awarding of the mentioned euro 32 million prize, as compared with a prize or euro 4 million in the first six months of 2002;

•	operating cost savings achieved by Enel Distribuzione amounting to euro 72 million, of which euro 22 million relating to personnel costs (net of capitalized expenses), euro 32 million to services, and euro 18 million to materials.

Operating income for the first six months of the year amounts to euro 997 million, declining by euro 27 million (down 2.6%) on the first six months of 2002, benefiting, with respect to the gross operating margin, from lower depreciation and amortization charges (by euro 15 million) and accruals (by euro 12 million).

Gas

In the context of the Sales, Infrastructure and Networks Divisions, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD., owners of the distribution networks and the related concessions for their management, issued at the local level;

•	Enel Gas, to which the sale of gas to end users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD. will be merged into a single company.

The first six months of 2003 were characterized by strong activity in the context of the streamlining of internal processes that follows acquisitions made in 2001 and 2002. Sales offers and services were devised for each customer segment, supported by a strong communications effort. Printed paper and television campaigns are aimed at the establishment of the Enel Gas brand, identifying a leading market operator able to respond through innovative and safe services to the needs of its customers.

Regulatory aspects

The liberalization of the market for gas in Italy, introduced in 2000 through Legislative Decree no. 164, reached an important phase: since January 1, 2003 the end users market is in fact fully liberalized. All customers are now potentially eligible and therefore free to choose their supplier. There however exist organizational and regulatory shortcomings that prevent the full liberalization of the market.

With reference to thermal year 2003-2004 (October 1, 2003 – September 30, 2004), the Authority approved regasification and gas transport tariffs, both registering a decline on the previous year. The Authority also approved rules for the use and the access to the gas network set by Snam Rete Gas. These will become applicable from October 1, 2003. Operators are allowed to exchange or sell gas and assigned gas transport capacity to each other at a single virtual point on the national gas distribution network. Such point will become the basis on which it will be possible to organize a wholesale market for gas.

On June 24, 2003, Enel signed an agreement with BG Group plc (British Gas) pursuant to which it will be able to participate in a project for the construction and subsequent operation of a Natural Liquid Gas regasification terminal located in Brindisi with a 50% share. The terminal will have a production capacity of 8 billion cubic meters of gas a year and will require an investment of euro 390 million. Work is expected to start at the beginning of 2004 and the plant will be operational in 2007. Enel and British Gas will share in equal amounts 80% of the terminal’s production, while the remaining 20% will be available for third parties, as provided by current regulations. The agreement was notified to the Antitrust Authority that is expected to issue a favorable opinion by the end of October 2003.

Operating performance

Revenues for the first six months of 2003 generated by the gas area amount to euro 744 million, as compared with euro 351 million in the first six months of 2002 in the context of a smaller scope of activity, due to the consolidation of Camuzzi effective July 1, 2002. In addition to gas sales amounting to euro 691 million, these revenues include revenues of the Camuzzi Group in the field of environmental services, totaling euro 34 million, in addition to other revenues (connection fees, refunds, etc.) amounting to euro 19 million.

At the end of June 2003, Enel Gas served about 1,738,000 customers, distributing in the first six months of the year 2,454 million cubic meters of gas.

Taking into account also the activity of Enel Trade, that in the first six months of 2003 reported sales to third parties amounting to 1,517 million cubic meters of gas and revenues equal to euro 317 million, total gas sales of the Group amount to 3,971 million cubic meters, generating euro 1,008 million in revenues.

Gross operating margin for the first six months of the year amounts to euro 143 million, as compared with euro 48 million in the first six months of 2002 (up euro 95 million). Considering that Enel Trade’s procurement and sale of natural gas activities with third parties generated a gross operating margin of euro 78 million, the total margin generated by the Group amounts in the first six months of 2003 to euro 221 million.

Operating income amounts to euro 74 million, after amortization and depreciation charges and accruals amounting to euro 69 million, of which euro 25 million relating to goodwill amortization.

Terna

Terna is the owner of the National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

Pursuant to the resolution taken by its Board of Directors on June 16, 2003, Terna will acquire by the end of 2003 controlling shares in Brazilian companies TSN and Novatrans, currently held by Enelpower. The two companies own two very-high voltage power lines in Brazil, of which one already in operation and the other under completion.

In the first six months of 2003, the company consolidated its activity in the field of management, operation, maintenance and development of high-voltage and very-high-voltage power lines, achieving good financial and operating results.

Terna

In millions of euro	1st Half

	2003	2002		Change

Revenues	430	413		17	4.1%
Gross operating margin	295	275		20	7.3%
Operating Income	168	150		18	12.0%
Net capital employed	2,997	3,067	(1)	(70)	-2.3%
Employees (no.)	3,070	3,106	(1)	(36)	-1.2%
Capital expenditure	70	65		5	7.7%

(1)  At December 31 2002.

Total revenues increase by euro 17 million on the first six months of 2002. Fees for the use of the NTN amount to euro 394 million, increasing by euro 26 million due to higher volumes of electricity transported and tariff increase. Other revenues decline by euro 9 million.

Gross operating margin amounts to euro 295 million, growing by euro 20 million (up 7.3%) on the first six months of 2002, benefiting also from euro 3 million in operating costs savings.

Operating income amounts to euro 168 million, increasing by euro 18 million (up 12.0%). Depreciation charges increase by euro 2 million due primarily to new plant coming into service.

Terna’s network

Terna’s capital expenditure in the first six months of 2003 amounted to euro 70 million, as compared with euro 60 million in the first six months of 2002, up 16.6%.

Terna’s network

	no.	km	no.	km

	at June 30, 2003		at Dec. 31, 2002

Stations	276	—	275	—
Transformers	557	—	554	—
Bays	3,697	—	3,678	—
Lines	—	33,896	—	33,884
Three-phase lines	1,825	37,603	1,814	37,583

Telecommunications

The WIND Group operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile and converging telephone services are offered under the WIND trademark, while fixed telephony services are offered under the INFOSTRADA one. The LIBERO trademark is used for all Internet activities. Infostrada, acquired by the Enel Group at the end of March 2001, was merged into WIND effective January 1, 2002. In 2002, WIND acquired a business unit from BLU, a former provider of mobile telephone services, consisting of the company’s customers.

Telecommunications

In millions of euro	1st Half

	2003	2002		Change

Revenues	2,123	1,887		236	12.5%
Gross operating margin	480	232		248	106.9%
Operating income before amortization of goodwill	(173)	(263)		90	34.2%
Operating income (1)	(396)	(536)		140	26.1%
Net capital employed (1)	12,138	11,976	(2)	162	1.4%
Employees (no.)	8,902	8,602	(2)	300	3.5%
Capital expenditure	348	638		(290)	-45.5%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in WIND formerly owned by Deutsche Telekom. Goodwill relating to WIND’s minor subsidiaries is also included.

(2)	At December 31, 2002

The domestic telecommunications market

Mobile

At June 30, 2003 domestic mobile telephone services had a customer base of about 54.6 million SIM cards (as compared with 54.4 million at the end of 2002), representing about 95% of the population. In a market characterized by an annual growth of about 5%, voice services are showing signs of maturity, while data and multimedia services represent a growing portion of revenues (about 12%) and offer promising prospects. In this context, at June 30, 2003, WIND reached a 17% market share (up from 16% at the end of 2002) for a total of 9.2 million SIM Cards (including former BLU customers), up from 8.7 million at the end of 2002.

In the first six months of 2003, WIND’s monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), reached euro 21.4, as compared with euro 18.1 in the first six months of 2002.

Total voice traffic for the first six months of 2003 was equal to about 4.5 billion minutes, up 23% on the first six months of 2002. SMS exchanged in the period amount to about 1.7 billion, up 40% on the same period in the previous year, while revenues from mobile services amounted to about euro 1,034 million, up 29.6% on the first six months of 2002.

In the first six months of 2003, WIND concentrated on the development of value added and multimedia services, with the growing success of video services (news and soccer information on video), games and chat lines on the SMS platform (WIND Fun), and an increase in the penetration of multimedia messages (MMS). Strong attention was devoted to the quality and timing of the Mobile Number Portability (MPN) service, allowing customers of other mobile operators to migrate to WIND while maintaining the same telephone number, in which WIND continues to be leader with 184,000 new customers acquired, representing 45% of total migrations.

Wireline

Consolidation continued in the first six months of the year, with a number of operators abandoning the market and increasing pressure being applied by the incumbent operator with the aim of protecting its customer base and winning back customers who migrated to other operators.

At the end of June 2003, WIND had a base of 7.5 million customers (up from 7.4 million at the end of 2002), of which 3.3 million active, with a share of about 50% in subscriptions gained by operators alternative to Telecom Italia.

In the first six months of the year, the development of Unbundling of the Local Loop (ULL) services continued. WIND’s “Canone zero” family of offers allow customers to connect directly to the WIND network, terminating their relationship with the former monopolist. At the end of June 2003, WIND had already acquired about 425,000 unbundled customers, of which 162,000 active and 42,000 being connected.

WIND continued to develop its indirect customer base through its Carrier Pre-Selection (CPS) service, both by acquiring new customers and through the migration of already acquired ones to CPS.

Total fixed telephone voice traffic in the first six months of 2003 was equal to about 7.9 billion minutes, down 17% on first six months of 2002 due both to the reduction in the overall market and competitive pressure from the incumbent operator.

The WIND Group is present in the wireline sector also in the Greek market through subsidiary Tellas (51% of which is controlled by WIND and 49% by Public Power Corporation SA, Greece’s main electricity operator) that registered a strong success since its launch in February 2003, reaching 193,000 active customers and revenues amounting to about euro 11 million.

Total revenues reported by the WIND Group for wireline telephone services in Italy (including Internet services) amount in the first six months of 2003 to euro 811 million, down 7.5% on the same period in 2002.

Internet and data services

In the first half of 2003, the market for dial-up Internet access services underwent consolidation, while the number of customers for broadband services (ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, WIND developed a family of offers denominated “Canone zero tutti”, allowing access to the service at a limited additional flat fee.

At June 30, 2003, WIND confirms its leadership as access provider with about 13.9 million registered customers (as compared with 12.4 million at the end of 2002) and over 3 million active customers (customers who used the service at least once in the last month). A significant growth in the number of page views was reported by Libero, reaching in the first six months of the year 4.4 billion page-views, up 17% on the first six months of 2002 thanks to the widening of the offer of services and content.

WIND’s broadband Internet service at the end of June 2003 had about 124,000 active customers, as compared with about 40,000 at the end of 2002.

Regulatory aspects

The first six months of 2003 were characterized by a number of regulatory developments that may be summarized as follows:

•	through Resolution no. 47/03/ CONS, the Authority for Telecommunications (AT) set new maximum tariffs applicable to the collection and termination of calls from fixed to mobile phones. Starting from June 1, 2003, Telecom Italia may not withhold more than €¢ 4.85 for the same (as compared with €¢ 5.68 in the past), while TIM and Vodafore Omnitel may not charge for the termination of a call more than €¢ 14.95 (as compared with €¢ 19.59 in the past);

•	through Resolution no. 02/03/CIR, the AT approved Telecom Italia’s General Offer for 2002, making important adjustments both of a technical and economic nature;

•	through Resolution no. 03/03/CIR, the AT introduced a long-term mechanism for the adjustment of tariffs for services included in Telecom Italia’s General Offer, denominated network cap;

•	on July 25, 2003, the AT communicated the approval of Telecom Italia’s General Offer for 2003. The AT also stated that operators that invest in access infrastructure may set reference prices for their networks independent of Telecom Italia’s General Offer;

•	budget Law no. 448, dated December 23, 1998, set a contribution (Turnover Contribution) in favor of the Ministry of Communications to be paid by holders of licenses and concessions for public telecommunication services applicable from 1999. In 2001 the State Council, required to give an opinion as a result of extraordinary appeals to the President of the Republic submitted by Albacom and Infostrada, suspended its pronouncement while a ruling by the European Court of Justice is pending, expected to be issued by September 2003. In light of the Conclusions of the Attorney General of the European Court of Justice that seem to deem the contribution as incompatible with EU Directive no. 97/13/CE, WIND decided to suspend payment from 2002.

On March 7, 2003, the European Commissions requested preliminary information to the Italian Government regarding possible State subsidies provided by Enel in favor of WIND. The company is offering wide cooperation to the inquiry and believes that it is in a position to demonstrate to have kept a fair behavior in its relationships with WIND, consistent with the behavior of any private investor.

Network rollout

Infrastructure and services offered by the WIND Group are technologically advanced and allow to offer integrated fixed and mobile telephone services, in addition to Internet access unique in Italy and among the first in the world. Network rollout continued also in the first six months of 2003, though at a lower rate than in 2002 due to the reaching of a wide coverage of the territory and the population. Network rollout resulted in an expenditure of euro 279 million, as compared with euro 506 million in the same period in 2002.

At June 30, 2003 the group’s network consisted of 50 Mobile Switching Centers (MSC) and 61 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic. Thanks to the coverage of all 231 telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. WIND’s network is moreover interconnected with main international operators.

With reference to the radio network for the mobile service (GSM and GPRS), at June 30, 2003, a total of 7,669 Base Transceiver Stations (BTS) were operational, managed by 226 Base Station Controllers (BSC). The radio mobile transmission network provided direct coverage to 98.2% of the Italian population.

In the first six months of the year, the development of the UMTS network continued. Particular emphasis was devoted to the coverage of the Rome and Milan urban areas, and to the Unbundling of the Local Loop (ULL), through 467 stations in operation at the same number of Telecom Italia’s switches.

At June 30, 2003, the transmission backbone extended for over 18,000 kilometers, allowing to link all province capitals and a large part of Italian cities.

Finally, the company continued to carry out work for the laying of fiber optic Metropolitan Area Networks (MAN) in order to provide higher capacity and performance of voice, data transmission and Internet services also at the local level, in addition to optimizing interconnection costs (particularly in view of unbundled service). About 2,200 kilometers of infrastructure (conducts and fiber) have already been completed in 69 cities.

Operating performance

Revenues increase by 12.5%, up from euro 1,887 million in the first six months of 2002, to euro 2,123 million in the current six months (increasing by euro 236 million). The strong growth registered in the mobile telephone segment, up about euro 236 million (29.6%) was partly offset by the decline of about euro 66 million in revenues from fixed telephony and Internet services (down 7.5%) in Italy, reflecting the general performance of the market and higher competitive pressure from the incumbent operator. The residual increase in revenues is due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority (Resolution no. 02/03 CIR), resulting in the recording of a pre-tax non-recurrent income of euro 30 million, in addition to higher revenues and other gains amounting to euro 26 million. The start of activity in Greece generated revenues amounting to euro 11 million.

Gross operating margin amounts to euro 480 million (22.6% of revenues), improving by euro 248 million (up 106.9%) on the first six months of 2002, benefiting from an increase in revenues coupled with constant operating costs (down 0.7%). Interconnection and roaming costs decline as a percentage of sales from 38.0% to 32.3% as a result of the development of the network and the consequent reduction of services required to other operators. The mentioned AT Resolution no. 02/03, resulted in the recording of euro 24 million in net non-recurrent income, reflected in full in the gross operating margin.

Operating income before the amortization of goodwill improves by euro 90 million, from negative euro 263 million in the first six months of 2002, to negative euro 173 million in the first six months of 2003. The improvement is lower than that of the gross operating margin due to higher depreciation and amortization charges, up euro 152 million, and accruals, up euro 6 million. Higher depreciation and amortization reflects euro 65 million relating to the first-time amortization expense on the recently acquired UMTS license, and euro 87 million due to the development of the network.

Operating income, net of euro 223 million of goodwill amortization, amounts to a loss of euro 396 million, improving by euro 140 million on the same period in the previous year (in which the loss amounted to euro 536 million). Lower amortization of goodwill, down euro 50 million, is due to the recording in 2002 of a euro 1,511 million write-down that reduced the unamortized balance.

Services and Other activities

The “Services and Other activities” Division provides competitive services to Group companies and offers them on the market. The Division includes the Real Estate and Services, Engineering and Contracting, Information Technologies and Water areas, the Personnel Training and Administration, Factoring and Insurance services. Until December 31, 2002 it included also system research activities, carried out by CESI, currently deconsolidated and accounted for under the equity method due to the loss of control by the Parent Company.

Services and Other activities

In millions of euro	1st Half

	2003	2002	Change

Real Estate and Services
Revenues	216	232	(16)	-6.9%
Gross operating margin	103	84	19	22.6%
Operating income before amortization of goodwill	62	47	15	31.9%
Operating income	62	47	15	31.9%
Engineering and Contracting
Revenues	757	726	31	4.3%
Gross operating margin	90	(23)	113	—
Operating income	74	(82)	156	—
Information Technology
Revenues	232	223	9	4.0%
Gross operating margin	74	77	(3)	-3.9%
Operating income	17	28	(11)	-39.3%
Other activities
Revenues	111	139	(28)	-20.1%
Gross operating margin	—	11	(11)	—
Operating income	(12)	(5)	(7)	—
Elisions
Revenues	(37)	(40)	3	—
Gross operating margin	—	—	—	—
Operating income	—	—	—	—
Total
Revenues	1,279	1,280	(1)	-0.1%
Gross operating margin	267	149	118	79.2%
Operating income before amortization of goodwill	141	(12)	153	—
Operating income	141	(12)	153	—
Net capital employed	2,665	2,681 (1)	(16)	-0.6%
Employees (no.)	4,802	6,163 (1)	(1,361)	-22.1%
Capital expenditure	159	313	(154)	-49.2%

(1)	At December 31, 2002.

Real estate and Services

The Real Estate sector includes Enel Real Estate and Dalmazia Trieste.

Enel Real Estate owns the majority of the office space used by the Group, while Dalmazia Trieste owns primarily residential buildings to be sold.

Enel Real Estate’s mission is to develop its real estate holdings. The company is also active in the facility management sector (building maintenance, cleaning, catering, etc.). Materials logistics for the Infrastructure and Networks Division was transferred on January 1, 2003 to Enel Distribuzione through a spin-off operation.

In the framework of the reorganization of the Enel Group, leading to the disposal of real estate properties, in the first six months of 2003 the assets object of the sale were identified. The facility management area and the investment in Leasys are excluded from the disposals currently underway. The 49% stake held by Enel Real Estate in Immobiliare Foro Bonaparte is the object of a separate disposal, whose negotiations are currently underway.

Revenues reported in the first six months of 2003 amount to euro 216 million, declining by euro 16 million on the same period in 2002 (down 6.9%). The impact of the reduced scope of activity in the two periods (a reduction of euro 41 million) and of the contraction of engineering activities (a decline of euro 13 million) was partly offset by higher sales of residential buildings on the part of Dalmazia Trieste (up euro 18 million) and capital gains recorded by Enel Real Estate on the sale of sizable property (up euro 18 million).

Gross operating margin for the first six months of 2003 amounts to euro 103 million, growing by euro 19 million on the first six months of 2002 (up 22.6%) due to real estate management development activities, resulting in a significant improvement in yields, in addition to operating costs savings, and to higher property sales of Dalmazia Trieste at prices above the book value of the buildings. Operating income amounts to euro 62 million, as compared with euro 47 million in the first six months of 2002 (up 31.9%).

Engineering and Contracting

Enel’s Engineering and Contracting sector is managed by Enelpower, operating as a worldwide Developer and EPC General Contractor for the construction of turn-key complex energy systems, both for Enel and outside customers.

Enelpower operates in international markets directly and through the following subsidiaries:

•	Enelpower UK, operating in the United Kingdom and Ireland;

•	Trasmissora Sudeste Nordeste SA (TSN), Enelpower do Brasil SA and Novatrans Energia SA, operating in Brazil.

In the first six months of 2003, the Enelpower Group was active in the construction of plants for third parties and two very high voltage power lines in Brazil, with a capital expenditure for the first six months of the year amounting to about euro 103 million. The first power line, extending for about 1,100 kilometers, managed on the basis of a 30-year license by subsidiary TSN, was put into operation, while the first section (250 kilometers) of the second power line, extending for about 1,300 kilometers (managed by Novatrans), was completed.

In the field of the construction of turn-key complex energy systems, Enelpower was very active in the transformation of some generation plants owned by Enel and generation companies sold by the Group, to highly efficient combined-cycle plants. Construction of thermal plants in the Middle East and the United Kingdom continued.

Enelpower Group backlog

In millions of euro	Enel Group	Others	Total

Backlog at January 1, 2003	1,013	1,686	2,699
Reclassification of Interpower	(369)	369	—
Orders won in the 1st Half of 2003	61	14	75
Revenues	(175)	(510)	(685)

Backlog at June 30, 2003	530	1,559	2,089

In the first six months of 2003, the Enelpower Group reported revenues (inclusive of changes in work in progress) equal to euro 757 million, up euro 31 million on the same period in 2002, of which euro 20 million relating to fees for the use of the transmission line owned by TSN, coming into service in the first six months of the year.

The gross operating margin improved from negative euro 23 million in the first six months of 2002, to positive euro 90 million (up euro 113 million). Gross operating margin for the first six months of 2002 was negatively affected by difficulties encountered in the execution of some important contracts in North Africa and the Middle East. In the first six months of 2003 the company’s restructuring and refocusing actions undertaken by the new management led to the reestablishment of normal business conditions and the achievement of positive results. Gross operating margin benefited also by the mentioned start of operation of TSN, resulting in a euro 14 million increase, in addition to the euro 25 million non-recurrent gain resulting from the termination of a contract for the construction of a thermal plant in Libya.

Operating income improves by euro 156 million, increasing from negative euro 82 million in the first six months of 2002, to positive euro 74 million in the current six months. The stronger growth (euro 43 million) as compared with gross operating margin is due to lower accruals to risk provisions as a result of the reaching of a settlement in the mentioned critical situations.

Information Technology

In the first six months of 2003, Enel.it was very active in the management and development of information technology activities of the Enel Group while consolidating its competitive position in the market.

Main projects in which the company was active included:

•	the development and implementation of a SAP system for Enel Distribuzione, operational from March 31, 2003, and for Ape, operational from July 4, 2003;

•	online connection of over 5 million digital meters and remote management (through the Telemanager system) of about 400,000 digital meters, out of over 9.4 million meters installed;

•	release of the new Ariba sourcing 4.0 system for the management of the new Group Purchases Portal as part of the development of the online procurement platform of the Group;

•	release of an application for the Generation and Energy Management Division, allowing control centers of generation plants, the Control Room in Rome and the ISO to communicate, as provided by the STOVE project (Provisional Electricity Offering System).

Revenues in the first six months of 2003 amounted to euro 232 million, of which euro 210 million generated with other Enel Group companies, and euro 22 million with other customers. Revenues increase by euro 9 million (up 4%) on the first six months of 2002 due primarily to activities involving Group companies (up euro 7 million).

Gross operating margin amounts to euro 74 million, declining slightly (down euro 3 million) on the first six months of 2002.

Operating income amounts to euro 17 million and declines by euro 11 million from the first six months of 2002 due to higher amortization in the software development area and accruals for risks.

Other activities

Results achieved by the Group in this segment record an overall decline on the first six months of 2002 due prevalently to the deconsolidation of CESI.

Enel.Hydro, a subsidiary operating in the water sector, participated in new auctions and continued to pursue projects already underway.

In June 2003, the joint-venture formed by Enel SpA (on behalf of Enel.Hydro, with a 60% share) and Vivendi Water, won (with a 75% share) the contract for the privatization of Sicilacque, a company owned partly by local authorities that will manage the water distribution network formerly managed by Ente Acquedotti Siciliani (EAS), representing the majority of Sicily’s water distribution system. A plan providing for a total investment of euro 580 million over the 40-year life of the concession was submitted for the project.

In February 2003, the joint venture (in equal shares) formed by Enel.Hydro and Enertad, won the international competition held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia (subsequently named En.Hydro), a company owning the largest sewage treatment network in Italy, consisting of 46 treatment plants. Enel.Hydro acquired a 25.5% share for euro 15 million.

Enel.Factor continued to operate in the first six months of the year exclusively within the Enel Group, providing factoring services to suppliers of other Group companies and to Group companies. Turnover increased to euro 1,247 million, up 28% on the same period in 2002.

The number of customers at June 30, 2003 amounts to 324 (as compared with 311 at December 31, 2002). Receivables at the same date amount to euro 559 million. Factoring operations were financed primarily through the Parent Company.

Parent Company

As an industrial holding company, Enel defines strategic objectives for the Group and coordinates activities of Group companies.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Results of operations of the Parent Company for the first six months of the year and the comparison with the same period in the previous year are still affected by the transformation process from an integrated electricity company to an industrial holding company, now almost complete. The transfer to Enel Trade of contracts for the purchase of thermal fuel destined to Group generation companies was in fact concluded in September 2002.

The Parent Company will however retain title to long-term electricity import contracts until the assumption on the part of the Single Buyer of responsibilities for the purchase of all electricity destined to the regulated market. Imported electricity is sold to Enel Distribuzione at prices set by the Authority.

A Reclassified Income Statement of the Parent Company is included below.

In millions of euro	1st Half

	2003	2002	Change

Revenues:
- Sales to Group companies	424	886	(462)
- Other revenues from Group companies	105	123	(18)
- Other revenues	11	20	(9)
Total revenues	540	1,029	(489)
Operating costs:
- Personnel	34	29	5
- Fuel purchased	—	339	(339)
- Electricity purchased	306	459	(153)
- Services, leases and rentals	54	94	(40)
- Other costs	26	23	3
Total operating costs	420	944	(524)
GROSS OPERATING MARGIN	120	85	35
Depreciation, amortization and accruals	15	12	3
OPERATING INCOME	105	73	32
- Equity income/(expense)	1,410	(3,657)	5,067
- Net financial income (expense)	(111)	(130)	19
- Extraordinary items	407	2,933	(2,526)
INCOME BEFORE TAXES	1,811	(781)	2,592
Income taxes	567	(792)	1,359
NET INCOME	1,244	11	1,233

Sales to Group companies for the first six months of 2003 amount to euro 424 million and relate to imported electricity sold to Enel Distribuzione.

The euro 462 million decline on the first six months of 2002 can be attributed to the mentioned transfer of title of fuel purchase contracts to Enel Trade (euro 340 million), in addition to the reduction in the amount of electricity imported and subsequently sold to Enel Distribuzione (down 3,137 million kWh, equal to euro 122 million).

Other revenues from Group companies, amounting to euro 105 million, relate to assistance and advisory services rendered to subsidiaries, totaling euro 96 million (euro 115 million in the first six months of 2002), in addition to the charging to subsidiaries of costs relating to management retirement benefits payable by the same. The euro 18 million decline on the first six months of 2002 is due primarily to changes in the scope of activity as a result of the disposal of electricity distribution and sale networks in a number of municipalities, in addition to the disposal of Eurogen and Interpower, sold respectively in May 2002 and January 2003.

Fuel purchased is no longer present due to the mentioned transfer to Enel Trade of the related procurement contracts.

Electricity purchased declines by euro 153 million (down 33.3%) against a 3,137 million kWh reduction (down 29.2%) in the quantity acquired (7,599 million kWh, as compared with 10,736 million kWh in the first six months of 2002). The reduction in the volume of electricity imported and that of the average price per kWh are due primarily to new contractual conditions applicable with Electricité de France, providing from January 2003 for a power supply of 1,100 MW, as compared with 1,500 MW in 2002, allowing the supplier to interrupt the service for up to 52 days per year.

Services, leases and rentals decline by euro 40 million, due primarily to the following:

•	euro 16 million decline in charges connected with corporate finance operations;

•	euro 7 million decline in advertising and promotional costs;

•	euro 4 million decline in bank fees;

•	euro 13 million decline in the cost of advisory, legal, notary and other expenses.

Gross operating margin amounts to euro 120 million, up from euro 85 million in the first six months of 2002. The euro 35 million increase is due to the growth in margins on the sale of imported electricity, up euro 18 million, and the reduction in the cost of services received, down euro 17 million, net of the decline in revenues for services provided to Group companies.

Operating income amounts to euro 105 million, up euro 32 million on the first six months of 2002.

Equity income, net of write-downs, amounts to euro 1,410 million. In the first six months of 2002 it amounted to an expense of euro 3,657 million. Equity income for the first six months of 2003 is equal to euro 1,728 million and consists of euro 1,109 million of dividends distributed by subsidiaries and the related tax credit amounting to euro 619 million.

Write-downs of equity investments (inclusive of the accrual to the provision for losses on equity investments) amount to euro 318 million and reflect a loss of euro 307 million recorded in the first six months of the year by subsidiary Enel Investment Holding BV, for which the accounting of the stake held in WIND (38.725%) under the equity method resulted in a charge of euro 228 million.

Write-downs of equity investments accounted in the first six months of 2002 amounted to euro 4,118 million, of which euro 3,914 million relating to Enel Investment Holding BV that had written-down the value of its investment in WIND to take into account the negative performance of the telecommunications sector. Dividends and related tax credits recorded in the first six months of 2002 amounted to euro 779 million, net of the advance distributed by main subsidiaries in 2001.

Net financial expense amounts to euro 111 million, down euro 19 million on the first six months of 2002 due to the decline in interest rates and that of average net financial debt.

Net extraordinary income amounts to euro 407 million and is made up primarily by:

•	the euro 437 million capital gain recorded on the disposal of Interpower (determined with reference to the carrying value in the financial statements of the Parent Company);

•	charges related to the tax amnesty introduced by Law no. 289/02 and subsequent amendments, totaling euro 28 million.

The last amount includes a euro 26 million charge on the filing of the base declaration form, pursuant to article 8 of the mentioned law, for the purposes of Income taxes and VAT for the years still to be defined.

Income taxes for the first six months of the year amount to euro 567 million, representing an implied tax rate of 31.3%. Income before taxes for the first six months of 2003 is positively affected by the recording of a capital gain on the disposal of Interpower, taxed at a 19% substitute tax rate, amounting to euro 83 million.

A reclassified Balance Sheet of the Parent Company is included below:

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Tangible and intangible	23	25	(2)
- Financial	18,059	18,252	(193)
Total	18,082	18,277	(195)
Net current assets:
- Trade receivables	18	19	(1)
- Net receivables from Electricity Equalization Fund	2	2	—
- Other assets	1,046	934	112
- Net receivables from subsidiaries and associates	773	275	498
- Net tax receivables/(payables)	(14)	627	(641)
- Trade payables	(239)	(245)	6
- Other liabilities	(367)	(404)	37
Total	1,219	1,208	11
Gross capital employed	19,301	19,485	(184)
Provisions	(232)	(146)	(86)
Net capital employed	19,069	19,339	(270)
Shareholders’ Equity	12,634	13,573	(939)
Net financial debt	6,435	5,766	669

Total	19,069	19,339	(270)

Financial assets decline by euro 193 million due to the following:

•	euro 228 million write-down of equity investments, as already described;

•	disposal of Interpower, carried at a book value of euro 98 million;

•	capital contributed to subsidiaries, amounting to euro 133 million.

Net current assets increase by euro 11 million on December 31, 2002. The change is due prevalently to the following:

•	euro 112 million increase in other activities, due to advances paid for the supply of electricity from abroad equal to euro 29 million (the same amount is included among trade payables), to advances paid to employee associations amounting to euro 31 million, in addition to a euro 52 million increase in deferred tax assets;

•	increase in net receivables from subsidiaries and associates, amounting to euro 498 million, of which euro 179 million due to Group VAT receivables, and euro 294 million to the residual balance resulting from the transfer within the Group of income tax receivables;

•	euro 641 million reduction in net tax receivables, of which euro 430 million due to the transfer of income tax receivables to some Group companies, and euro 187 million to the increase in VAT payables. The balance is due primarily to the recording of euro 26 million payable on the tax amnesty.

Provisions increase by euro 86 million, of which euro 90 million due to the accrual of a provision for losses on equity investments linked to the negative shareholders’ equity reported at the end of June 2003 by subsidiary Enel Investment Holding BV.

Net capital employed amounts to euro 19,069 million, down euro 270 million on December 31, 2002, of which 66% is represented by shareholders’ equity, as compared with 70% at December 31, 2002.

Shareholders’ equity at June 30, 2003 amounts to euro 12,634 million. With respect to Shareholders’ equity at December 31, 2002, it is affected by the payment of euro 2,183 million of dividends and net income for the first six months of 2003, amounting to euro 1,244 million.

Net financial debt at June 30, 2003 amounts to euro 6,435 million, up euro 669 million on December 31, 2002.

Net financial debt at June 30, 2003 and changes from December 31, 2002 are shown in the table that follows:

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Medium- and long-term debt
- Bank loans	2,724	2,203	521
- Bonds	7,396	5,876	1,520
- Own bonds and other items	(513)	(533)	20
- Debt assumed by and loans extended to subsidiaries	(3,854)	(4,039)	185
Total medium- and long-term debt	5,753	3,507	2,246
- Loan extended to WIND Telecomunicazioni	(382)	(474)	92
Net medium- and long-term debt	5,371	3,033	2,338
Short-term debt
- Short-term bank debt	4,379	5,339	(960)
- Net short-term financial debt held with subsidiaries and associates	(2,135)	(2,549)	414
Total short-term debt	2,244	2,790	(546)
- Cash at banks and marketable securities	(1,180)	(57)	(1,123)
Net short-term debt	1,064	2,733	(1,669)

NET FINANCIAL DEBT	6,435	5,766	669

Net financial debt grows by euro 669 million, as a result of a euro 2,338 million increase in net medium- and long-term debt and a euro 1,669 million decline in net short-term debt.

Long-term debt with third parties increases by euro 2,061 million. Receivables from subsidiaries resulting from the assumption of financial debt decline by euro 185 million due primarily to the reimbursement of debt relating to Interpower, no longer part of the Group since January 2003, in addition to the portion falling due in the first six months of the year. Financing extended to WIND declines in the first six months of 2003 by euro 92 million due to the capital contribution carried out by the forfeiting of debt.

The euro 1,669 million decline in net short-term financial debt results from a euro 960 million decline in short-term bank debt, a euro 414 million increase in net financial debt with subsidiaries and associates, and a euro 1,123 million increase in cash at banks. The last amount includes primarily funds raised at the end of June for the acquisition of the share in WIND held by France Telecom, carried out on July 1, 2003.

Short-term bank debt remains significant for the first six months of 2003, ensuring flexible and cost effective financing and allowing to take advantage of the decline in interest rates.

Funding in the 1st Half of 2003 includes the issue at the best market conditions and in the context of a euro 7.5 billion Medium Term Notes program, of two bonds, having respectively a 10- and 15-year maturity and amounting to euro 750 million each. The company was granted also euro 1,105 million of 36-month revolving credit lines (of which euro 955 million already drawn down at June 30, 2003) used to refinance a portion of expiring short-term credit lines and loans.

Research and Development

The Enel Group currently conducts “competitive research”, carried out for the immediate benefit of the Enel Group. The activity involves about 200 qualified professionals in the Generation and Energy Management Division, resulting in an expense of about euro 10 million in the first six months of the year.

“System Research”, conducted for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the power sector and remunerated through a specific tariff component, is carried out by associate CESI, in which, at June 30, 2003, Enel held a 40.92% share.

In the first six months of 2003, “Competitive Research” concentrated on different aspects of electricity generation studying ways to improve the operating and economic efficiency, and the environmental compatibility of the production process. More specifically:

•	a research program on the optimization of gas turbines was launched, while studies to improve the operating flexibility of combined-cycle plants were started;

•	the efficacy of measures introduced in 2002 to reduce nitrogen oxide emissions in combustion systems, while reducing the amount of not fully combusted material in the ashes, was verified. The zero emissions project, involving the coal-fired Fusina plant and aimed at developing techniques allowing to minimize the emission of pollutants, was launched in the period;

•	in the field of “advanced generation techniques”, the testing of the process for the extraction of fuel oil from biomass through combustion was carried out. Combustion was tested in an experimental kiln to evaluate the potential of this fuel for use in thermal plants;

•	a project for the development of technologies for the production and use of hydrogen in power generation was finalized. The project involves research and testing allowing the development of systems for the production of hydrogen and the separation of carbon dioxide at sites that use conventional and non-conventional fuels, with the objective of minimizing production costs for the new energy media and the environmental impact. Laboratory testing on hydrogen production from coal started, and a feasibility study for the application of the technology for the production of hydrogen from coal in a thermal generation plant was carried out.

Human Resources

Policies for the development of human resources

Personnel development policies are aimed at supporting the process of change and the achievement of strategic and business objectives through the selection, evaluation, remuneration, management, development and training of personnel.

Initiatives undertaken in the first six months of 2003 focus on the enhancement of internal resources, the spreading of values on which the corporate culture is based, and the consolidation of professional and managerial competencies.

Strong attention was devoted to the professional development of newly-hired graduates, new officers, and officers with career advancement prospects, along institutional paths.

Training activities saw a number of initiatives aimed at supporting change processes and organizational developments underway, with the definition of specific paths for the consolidation and/or diffusion of know-how of common interest for the Group.

Beginning on February 3, 2003, Enel employees can access from their home the Enel Distance Learning System (EDLS), an integrated online learning system managed by Sfera. Courses previously available only on the Group’s Intranet are now available on the Internet.

Born in April 2001, EDLS continued to enrich its offer and currently represents one of the most evolved distance learning environments in Italy, offering 1,400 selected courses, Italian, English and French dictionaries, reviews and in-depth analysis, in addition to theme newsletters. The integrated EDLS environment allows assisted and personalized training, aimed at enhancing the different professional stages.

Compensation and incentive systems

Group remuneration systems aim at the integration between the evaluation and the compensation system, focusing on the market.

In the first six months of 2003, a periodical evaluation of managerial positions was carried out for all managers and a high number of officers. The evaluation process keeps into account the new strategic outlook and changes connected with the new organizational model.

As in the past, compensation policies in 2003 continue to focus on variable retribution, both in terms of its application and in economic terms, of the following incentive systems: “Management by Objectives” (MBO), “Commercial and Marketing Incentives”, “Incentives by Project”. The MBO system for 2003 involve about 70% of management and a number of officers. The average percentage weight of variable compensation on total compensation of personnel involved amounts to about 18% for managers and about 15% for officers. With respect to previous years, variable compensation involved a wider number of employees and higher amounts, reducing the difference with current market practices.

2003 Stock option plan

On April 10, 2003, the Board of Directors of Enel SpA approved the stock option plan for 2003 providing for the allotment of an overall number of 47,624,005 options for the benefit of approximately 550 managers of the Enel Group, including Enel’s Chief Executive Officer in his capacity as General Manager.

According to the present plan – similar in structure to the plan adopted in 2002 – managers selected by the Board of Directors are assigned options regarding the subscription of a corresponding number of newly issued Enel ordinary shares. The plan states that the options – if the conditions for their exercise shall be met – may be exercised as follows: 30% from 2004, a further 30% from 2005 and the remaining 40% from 2006; in any case, the options cannot be exercised after December 31, 2008. The exercise of the options is subject to the achievement of the performance targets set by the Board of Directors. More specifically, the plan provides that all the allotted options become exercisable – according to the aforesaid timing - if, in 2003, the consolidated EBITDA exceeds the target indicated in the budget and the performance of Enel shares on the Italian stock market is higher – according to calculation criteria indicated by the plan’s regulations – than that of a specific reference index (50% MIBTEL and 50% FTSE Eurotop 300 Electricity). In the event that even one of the aforesaid objectives is not met, all the allotted options automatically expire.

The strike price has been set at euro 5.24 per share, equal to the arithmetical average of the reference prices of Enel shares on the Italian stock market for the period from March 10 to April 10, 2003.

We note, finally, that the Extraordinary Shareholders’ Meeting of the Parent Company held on May 23, 2003, gave a mandate to the Board of Directors to increase the capital stock by up to a maximum of euro 47,624,005 to service the Stock Option plan described above for fiscal year 2003.

Industrial relations

In the first half of the year, Enel concluded with Trade Unions of the electricity sector two important agreements, one involving primarily labor relations, and the latter a wider range of issues regarding planning.

The first agreement, signed on March 10, streamlines relationships with labor organizations, setting rules regarding level, subjects and procedures for labor relations, with particular reference to their implementation on the territory.

The second negotiation culminated with the signing, on July 8, of a “Memorandum of Understanding” regarding hiring, labor disputes and relations.

With regards to hiring, the central issue of the agreement, Enel agreed to the hiring of 1,500 persons over a period of 18 months. The hiring program constitutes a strong signal towards a reversal of the past trend, as a general decline in employment was recorded by Enel in the past years.

On the second issue, the Company confirms its commitment to maintain the insourcing of main activities. With regards to the Sales, Infrastructure and Networks Divisions, Enel made itself available to meet with Trade Unions to devise measures necessary to face critical local situations, while for the Generation Division it agreed to discuss with unions the new organizational structure.

Headcount

Balance at Dec. 31, 2002		71,204

Changes in the scope of consolidation:
- Hiring of personnel formerly employed with “BLU”	348
- Deconsolidation of CESI	(1,014)
- Disposal of Interpower	(880)
- Other minor operations	(2)
		(1,548)
Hirings	612
Terminations of employment	(2,640)

		(2,028)

Balance at June 30, 2003		67,628

Group headcount in the first six months of 2003 declines by 3,576 employees (down 5.0%) due to the negative balance between terminations and hirings (representing a loss of 2,028 employees), and the decline of 1,548 employees due to changes in the scope of consolidation, reflecting primarily the deconsolidation of CESI and the disposal of Interpower. Terminations were primarily the result of early retirement incentives.

The breakdown of headcount shows a distribution in line with that at December 31, 2002.

Headcount by category

No. of employees

	at June 30, 2003	at Dec. 31, 2002	Change

Managers	843	891	(48)
Officers	5,015	5,402	(387)
Employees	40,721	42,380	(1,659)
Workers	21,049	22,531	(1,482)

Total	67,628	71,204	(3,576)

Main changes in headcount affecting individual divisions were:

•	a reduction of 1,154 in personnel of the Generation and Energy Management Division, of which 880 as a result of the disposal of Interpower;

•	a reduction of 1,335 in personnel of the Sales, Infrastructure and Networks Divisions, as the balance between terminations and hirings;

•	an increase of 300 in personnel of the Telecommunications Division, due primarily to the hiring of 348 employees formerly employed by BLU, acquired in the last part of 2002;

•	a reduction of 1,361 in personnel of the Services and Other Activities Division, of which 1,014 due to the deconsolidation of CESI, now accounted for under the equity method.

Headcount by Division

	no. of		no. of
	employees	%	employees		%

	at June 30, 2003		at Dec. 31, 2002			Change

Parent Company	537	0.8%	527		0.7%	10
Generation and Energy Management	11,757	17.4%	12,911	(1)	18.1%	(1,154)
Sales, Infrastructure and Networks	38,560	57.0%	39,895	(1)	56.0%	(1,335)
Terna	3,070	4.5%	3,106		4.4%	(36)
Telecommunications	8,902	13.2%	8,602		12.1%	300
Services and Other activities	4,802	7.1%	6,163		8.7%	(1,361)

Total	67,628	100.0%	71,204		100.0%	(3,576)

(1)	With respect to figures reported at the end of 2002, Viesgo Distribuciòn was reallocated from the Generation and Energy Management Division to the Sales, Infrastructure and Networks Divisions.

Events subsequent to June 30, 2003, outlook and other information

Events subsequent to June 30, 2003

Acquisition of the share held by France Télécom in WIND

On July 1, 2003, following the issue of a favorable opinion by the Antitrust Authority, the agreement for the sale to Enel Investment Holding BV of a 26.6% share in WIND’s capital stock held by the France Télécom Group at the conditions agreed on March 21, 2003 became effective. The shares were acquired for euro 1.33 billion paid on July 1, 2003. The amount includes the cancellation of the call option held by France Télécom giving the latter the right to increase its share in WIND to 44%. The agreement provides for a partial reimbursement mechanism in favor of France Télécom in case Enel should sell WIND shares before December 2004 receiving in cash a price per share higher than that received by France Télécom pursuant to the agreement. The transaction provides also for the transfer to Enel of the euro 175 million subordinated loan extended by France Télécom to WIND. As a result of the acquisition, the Enel Group now controls 100% of WIND’s capital stock.

Re-activation of generation plants to meet “super peak” demand

On July 2, 2003, the Board of Directors of the Parent Company, having acknowledged the difficult situation of the power sector in Italy, approved a number of initiatives aimed at creating reserve generation power to be activated in case of emergencies (for a period estimated at 100 hours per year) viable from an operating and economic point of view. These initiatives consist of:

•	the re-activation of eight generation plants currently inactive, allowing to provide within the next 12 months a generation capacity of 1,200 MW, for an expenditure of about euro 25 million;

•	the early completion of the Santa Barbara natural gas combined-cycle plant, with a capacity of about 400 MW. The plant will be completed in two years and will involve a total investment of about euro 170 million.

Plan for the hiring of 1,500 young persons

On July 9, 2003, Enel launched a plan for the hiring of 1,500 young persons with the objective of balancing the age distribution of employees and to improve the quality of service. The plan provides for the hiring on a trainee basis workers and technicians in the next 18 months. Newly hired employees will be dedicated to the strengthening of the distribution network.

Forced transfer of the electricity distribution network in the Province of Trento

On August 2, 2003, the Province of Trento resolved the expropriation of the Enel electricity distribution network located on the territory of the Province.

We remind that the Bersani Decree subjected the streamlining of electricity distribution activities of the Autonomous Provinces of Trento and Bolzano to specific norms that would make the operation compatible with the respective autonomous statutes. The norms were issued through Presidential Decree no. 463, dated November 11, 1999, which establishes that, starting January 1, 2000, the Provinces involved become responsible for the issue of concessions for the distribution of electricity in the respective territories. On December 13, 2001, the Province of Trento incorporated (in the same way as the Bolzano Province had previously done) electricity company SET Distribuzione SpA that, after the issue in May 2003 of the Provincial Plan for the distribution of electricity, requested the Province the forced transfer of all plant and equipment for the distribution and sale of electricity of the Enel Group located in the Trento Province. As already occurred in the case of action taken by the Province of Bolzano with regards to plant and equipment that were part of its distribution network, Enel Distribuzione appealed these resolutions against the Trento Regional Administrative Court. The expropriation deed dated August 2, 2003 will also be the object of an appeal with the same Court.

Outlook

In the second half of the year, operating income is expected to increase over 2002, in line with results registered in the first six months of 2003.

Operating income will in fact benefit from positive factors already manifest in the first part of the year in addition to the effect of norms for the implementation of regulations on “system charges” pursuant to Law Decree no. 25 dated February 18, 2003.

Net financial debt will benefit from the good cash flow generated by operations and the containment of capital expenditure, while it will be affected by the outlay for the acquisition from France Télécom of the 26.6% share in WIND.

Other information

Relationships with related parties

Related parties are defined pursuant to Consob Regulation no. 2064231 dated September 30, 2002. In the first six months of 2003 transactions with related parties were carried out exclusively with associates. These are represented by CESI and joint ventures in the real estate sector (Immobiliare Foro Bonaparte) and in the vehicle leasing sector (Leasys), to which related businesses were transferred in past years. In relation to such companies, the Group recorded costs relating almost exclusively to leases, rentals and research costs. The payable to Euromedia Lux. One SA, a venture capital investment, relates to the share in the capital stock not paid-in. Receivables from CESI include also services provided by the company in the past year, to be settled.

Revenues of the Group from associates relate to commercial transactions and are primarily due to services supplied.

All transactions with related parties were carried out at standard market conditions.

The table that follows summarizes the transactions described:

	Balance Sheet		Income Statement
In millions of euro	Receivables	Payables	Costs	Revenues

	at June 30, 2003		1st Half 2003

CESI	25	5	5	3
Immobiliare Foro Bonaparte	4	2	16	—
Leasys	6	42	47	2
Euromedia Luxembourg One SA	—	7	—	—
Minor companies	5	1	2	—

Total	40	57	70	5

Corporate governance rules adopted by the Enel Group include conditions aimed at ensuring that possible transactions with related parties are carried out according to criteria of procedural and substantive fairness.

With regards to procedural fairness, it is provided that, in case of transactions with related parties, directors who have an interest (even potential or indirect) in the transaction:

•	promptly and fully inform the Board of Directors about the existence and nature of such interest; and

•	leave the meeting at the time the resolution is discussed and voted on, when that does not affect the quorum of the meeting.

With regards to substantive fairness, in order to ensure the equity of terms agreed for the transaction with related parties and whenever required by the nature, value or other characteristics of a given transaction, corporate government rules allow the Board of Directors to seek independent advice for the valuation of the assets that are the object of the transaction, in addition to advice on financial, legal or technical matters.

Investigation by the Milan District Attorney Office

In February 2003, the Milan District Attorney’s Office initiated a criminal investigation (criminal proceeding no. 2460/03) of the former Chief Executive Officer of Enelpower and other officers and individuals, for alleged offences relating to articles 2 of Legislative Decree no. 74/2000, 2621 of the Italian Civil Code, 322 bis and 646 of the Italian Penal Code, and 8 of Legislative Decree no. 74/2000.

In the context of the investigation, the District Attorney’s Office has ordered searches and the seizure of documents.

In connection with the same investigation, on March 5, 2003 Enelpower was served, through its Legal Representative, an “avviso di garanzia” informing that the company was under investigation for alleged administrative responsibilities pursuant to article 25 of Legislative Decree no. 231/2001.

As the investigation progressed and information was acquired, it emerged that the individuals under investigation are prosecuted for receiving illegal consideration, at Enelpower’s expense, by means of obtaining, through a number of supply contracts, engineering contracts and service contracts stipulated with various suppliers, the payment by contractors of part of the money paid by Enelpower under such contracts, thus embezzling funds from the Company.

In relation to the above, Enel SpA initiated legal action and other initiatives aimed at protecting the interests of the Company and those of its shareholders.

The Company, pursuant to the resolution taken by the Board of Directors at its meeting held on June 24, 2003, filed a complaint (“querela”) against both the former Chief Executive Officer and a former manager of Enelpower alleging false accounting, pursuant to article 2622 of the Italian Civil Code (with reference to years 2000 and 2001), as well as embezzlement under article 646 of the Italian Penal Code.

Similar action was taken by Enelpower which, based on resolutions passed by its Board of Directors, filed a complaint (“denuncia-querela”) against its former Chief Executive Officer and a former manager of the company for embezzlement under article 646 of the Italian Penal Code, and related civil offences (“infedeltà patrimoniale” and “infedeltà a seguito di dazione e promessa di utilità”) pursuant to article 2635 of the Italian Civil Code.

The above mentioned complaints extend automatically to all individuals who might be identified to have been involved in the offences.

The Chairman of Enel Produzione SpA was subsequently involved in the investigation and, after having rendered voluntary statements at the Milan District Attorney’s Office on July 11, 2003, he resigned from all positions held within the Group. The positions left vacant were in the interim held by the Chief Executive Officer of the Parent Company.

In view of the above developments in the investigation, the Board of Directors of the Parent Company adopted another resolution authorizing the initiation of appropriate legal action in order to protect the interests of the Company and the Group. A similar resolution was adopted by the Board of Directors of Enel Produzione SpA authorizing the initiation of appropriate legal action to protect the Company’s interests, to the extent such interests would be affected by the alleged illegal conduct of its former Chairman.

The Company conferred additional mandates to the same legal advisors already involved in the matter, to follow up on those legal actions.

Enelpower has in the meantime delivered letters to suppliers involved in the investigation, notifying such suppliers of the Company’s intention, in the event the alleged illegal conduct should be demonstrated, to claim compensation for damages suffered.

On the basis of information acquired to date, the Company does not foresee situations which could have an adverse effect on the Consolidated Balance Sheet at June 30, 2003.

Consolidated Financial Statements

Consolidated Balance Sheet

In millions of euro

ASSETS	at June 30, 2003	at Dec. 31, 2002	at June 30, 2002

SHARE CAPITAL NOT PAID-IN	—	—	—
FIXED ASSETS
Intangible assets	12,579	13,029	13,738
Tangible assets	36,853	37,533	35,889
Financial assets	628	600	719
Total fixed assets	50,060	51,162	50,346
CURRENT ASSETS
Inventories	3,627	3,266	2,404
Receivables	11,002	11,491	11,676
Short-term investments	1,103	1,259	1,264
Cash and cash equivalents	1,475	364	648
Total current assets	17,207	16,380	15,992
ACCRUED INCOME AND PREPAID EXPENSES	488	395	389

TOTAL ASSETS	67,755	67,937	66,727

In millions of euro

LIABILITIES AND SHAREHOLDERS’ EQUITY	at June 30, 2003	at Dec. 31, 2002	at June 30, 2002

SHAREHOLDERS’ EQUITY
Capital stock	6,063	6,063	6,063
Legal reserve	1,453	1,453	1,453
Other reserves	2,244	2,244	2,244
Retained earnings	8,823	9,004	9,004
Group net income	1,200	2,008	1,375
Group Shareholders’ Equity	19,783	20,772	20,139
Minority interests	149	70	135
Total Shareholders’ Equity	19,932	20,842	20,274
PROVISIONS FOR RISKS AND CHARGES	5,718	4,867	4,871
EMPLOYEE TERMINATION INDEMNITIES	1,357	1,415	1,428
ACCOUNTS PAYABLE
Bonds	9,596	8,076	8,124
Medium- and long-term bank debt	11,270	10,401	9,708
Short-term bank debt	4,880	5,807	6,194
Other debt: commercial paper	1,075	1,444	1,498
Other debt: other loans	355	348	340
Trade and other payables	12,309	13,641	13,176
Total payables	39,485	39,717	39,040
ACCRUED LIABILITIES AND DEFERRED INCOME	1,263	1,096	1,114

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,755	67,937	66,727
COMMITMENTS
Guarantees given	14	14	14
Other commitments	46,212	48,510	45,646
Total commitments	46,226	48,524	45,660

Consolidated Income Statement

In millions of euro

	1st Half 2003	1st Half 2002	2002

REVENUES
Sales and services	14,538	13,633	28,415
Change in contract work in progress	531	395	921
Capitalized expenses	427	491	1,173
Other revenues	386	398	710
Total revenues	15,882	14,917	31,219
OPERATING COSTS
Materials and fuels	6,389	6,214	13,518
Services	2,230	2,436	5,110
Leases and rentals	357	371	721
Personnel	1,744	1,784	3,589
Depreciation and amortization	2,272	2,183	4,475
Write-downs	76	80	170
Change in inventories	40	(85)	(299)
Accruals to provisions for risks and charges	59	102	234
Other accruals	47	37	100
Other operating costs	437	347	721
Total operating costs	13,651	13,469	28,339
Operating income	2,231	1,448	2,880
FINANCIAL INCOME AND EXPENSE
Income from investments	12	14	15
Other financial income	209	143	286
Interest and other financial expense	777	751	1,464
Total financial income (expense)	(556)	(594)	(1,163)
WRITE-DOWN OF FINANCIAL ASSETS	(16)	(33)	(74)
EXTRAORDINARY ITEMS
Extraordinary income	506	2,459	3,004
Extraordinary expense	252	1,915	2,268
Total extraordinary items	254	544	736
Income before taxes	1,913	1,365	2,379
Income taxes	794	74	608
Net income	1,119	1,291	1,771
Minority interests	81	84	237

GROUP NET INCOME	1,200	1,375	2,008

Basis of presentation and accounting principles

The present Half-Year Report of the Enel Group has been prepared in accordance with the provisions of article 2428 of the Italian Civil Code and of Legislative Decree no. 58, February 24, 1998. The present Report has also been prepared in compliance with article 81 of the mentioned Legislative Decree and in accordance with regulations on statutory and consolidated accounts. It includes information on the operations of the Group to which we refer for a better understanding of the present notes. The Half-Year Report includes a Balance Sheet and Income Statement of Parent Company Enel SpA. The main issues relating to the performance of the same and main changes occurred in balance sheet items are illustrated in the related chapter of the Report on operations. All amounts are stated in millions of euro.

Scope of consolidation

The scope of consolidation include the Parent Company Enel SpA and those subsidiaries in which Enel SpA, directly or indirectly, holds the majority of the shareholders’ votes or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings, pursuant to article 2359 of the Italian Civil Code.

As shown in the attached list, a number of subsidiaries with a small business volume or that are not operational, are not consolidated. The list of consolidated subsidiaries is enclosed and represents an integral part of the present notes. The financial year of such subsidiaries is in line with the calendar year.

In the first six months of 2003 the scope of consolidation changed as a result of the following operations:

•	disposal of Interpower on January 29, 2003. The company is deconsolidated from January 1, 2003;

•	acquisition of control of the Maritza East III Power Company (power generation in Bulgaria) on April 7, 2003 and inclusion of the same in the consolidation from April 1, 2003.

CESI is currently accounted for under the equity method. As a result of the disposal of Interpower, the share held by the Group in the company has in fact declined to 40.92%, no longer sufficient to ensure a controlling influence.

Additional changes in the Group perimeter affecting the comparability of the income statement for the first six months of 2003 over that for the same period in 2002, are represented by the way-out of Eurogen (on May 31, 2002), the sale (on November 1,

2002) of the Milan and Verona electricity distribution networks, and by the inclusion of the Camuzzi Group, consolidated from July 1, 2002.

The present notes show the effects of the above-mentioned changes with reference to the main items of the balance sheet.

For the purposes of a like-for-like comparison of income statements for the two periods considered, the Report on operations includes in the Financial Review section a Restated Income Statement for the first six months of 2002, that excludes the results of Eurogen and Interpower for the whole period and is used for the analysis reported in such section.

Consolidation principles

The Consolidated Financial Statements reflect the accounts of subsidiaries at June 30, 2003 as approved, for most of them, by their respective Board of Directors.

Adjustments are made in the consolidation to eliminate the effect of the tax-basis reporting and to comply with accounting principles adopted by the Parent Company. Such adjustments keep into account, whenever applicable, the related deferred and prepaid tax effect, recorded in the appropriate item.

The following consolidation principles, adopted in line with the previous year, deserve a mention:

•	the capital consolidation takes place by offsetting the carrying amounts of the investments against the proportionate amounts of the revalued equity of the subsidiaries at the time at which control is acquired. Any remaining debit differences are capitalized as goodwill (“consolidation differences” according to Italian rules denomination). Negative goodwill is recorded under Consolidation Reserve in the Consolidated Shareholders’ Equity;

•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Income Statement and under Shareholders’ Equity in the Balance Sheet;

•	significant unrealized gains and losses from transactions between Group companies as well as receivables and payables, and costs and revenues generated between consolidated companies are eliminated;

•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;

•	Balance Sheet items of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date (US dollar = 1.1427; British Pound = 0.6932; Brazilian Real = 3.2961; SR Rial = 4.2794). Income statement items are translated into euro at the average exchange rates for the period (US dollar = 1.1049; British Pound = 0.6855; Brazilian Real = 3.5700; SR Rial = 4.1380). Differences arising from the translation into euro of the accounts are netted against Retained earnings without profit/loss effect. With regards to Brazilian subsidiary TSN, representing the corporate vehicle used for the construction and subsequent management of a high-voltage power line in Brazil, in view of the subsidiary’s assets and operations and in line with the practice adopted in the Consolidated Balance Sheet of the previous year, it has been deemed more appropriate to translate the value of the non-monetary assets of such subsidiary using the historical exchange rate. Property, plant and equipment, which represent the majority of TSN’s assets, are thus translated at the historical exchange rate, equal, on the average, to Brazilian Real 2.461 per euro. Shareholders’ Equity items were translated in the same way at the historical exchange rate of 3.291 Brazilian Real per Euro. Monetary items were translated at the period-end exchange rate indicated above, while income statement items were translated at the average exchange rate for the period, also indicated above. The foreign exchange difference arising from the adoption of the above-described method is recorded in the income statement among Financial income and expense.

The Group does not currently operate in hyperinflationary economies.

Accounting principles

The accounting principles used in the preparation of the Financial Statements at June 30, 2003 are consistent with those applied in the Financial Statements of the previous year. These policies comply with article 2426 of the Italian Civil Code, supplemented by the accounting principles issued by the Italian accounting profession and, where lacking and applicable, by the IAS (International Accounting Standards) issued by the IASB.

Main accounting principles adopted are illustrated below.

Intangible assets

They include the non-amortized balance of investments whose economic life spans over several years, stated at purchase or production cost, inclusive of any additional expense incurred. In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist.

Amortization is calculated on a straight line basis over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Balance Sheet when acquired for a consideration; amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the related business. Such method is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF), pursuant to Law 488 of December 23, 1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed by the same Law.

Tangible assets

Tangible assets are stated at purchase or construction cost, inclusive of any additional expense incurred and adjusted by revaluations made pursuant to applicable regulations. Fixed connection fees paid by customers in the electricity sector were recorded until December 31, 2001 as adjustments to the cost of capital expenditure made on distribution networks, as they were directly correlated and referred to these. Starting with the 2002 fiscal year, fixed connection fees are no longer correlated to the mentioned capital expenditure due to the new technological environment and to the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. They are therefore recorded as revenues in the year in which they are invoiced.

In case of permanent impairment in value, tangible assets are written down accordingly. The original value of the asset, net of depreciation, is restored if the reasons for such write-down subsequently cease to exist.

Ordinary maintenance costs are charged to the income statement for the year in which they are incurred.

Tangible assets are depreciated on a straight line basis, using rates reflecting their expected economic residual useful life (economic depletion). Assets in concession are depreciated over the life of the concession, where this is shorter than the expected useful life, as defined above.

Main depreciation rates applied are shown in the table below.

Ordinary depreciation rate

Buildings	2.5%
Hydroelectric power plants (*)	2.5%
Thermal power plants (*)	5.0%
Geothermal power plants	8.0%
Power plants using other resources	4.7%
Power lines	2.85%
Transformer stations	5.0%
Medium- and low-voltage distribution lines	5.0-5.5%
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(*) Excluding assets in concession

The above rates are reduced by half for assets acquired during the period.

Assets held under a finance lease are accounted for in accordance with International Accounting Principle no.17.

Fixed financial assets

Equity investments in associates are accounted for under the equity method.

Equity investments in a number of subsidiaries, excluded from the consolidation as not significant, and investments in other companies, are carried at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation. Advances paid towards the purchase of investments are recorded among receivables under Fixed financial assets.

Inventories

Raw materials, auxiliary and consumption goods are valued at the weighted average purchase cost, not exceeding the current market value.

Obsolete and slow moving stocks are written down to their estimated realizable value.

Real estate properties held for disposal are valued at the lower of cost and current market value.

Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and short-term financial assets

Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets, according to their nature and use.

Investments in associates included among marketable securities, are recorded at the lower of cost and expected realizable value.

Marketable securities are valued at the lower of acquisition cost and market value. In the case of listed securities, the market value corresponds to the average Stock Market price for the month of June.

Accruals and deferrals

Accruals and deferrals are recorded as accrued. Issue discounts and other costs relating to financing are recorded in the income statements over the life of the loan or issue to which they relate.

Provisions for retirement benefits

The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for managers of Italian Group companies who retired prior to April 1, 1998. The provision also includes compensation paid in lieu of notice to existing personnel entitled to the same pursuant to applicable collective labor contracts and union agreements.

Other provisions for risks and charges

Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnity

The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the balance sheet date, net of advances made and Pension Fund contributions withheld.

Accounts payable

Payables are stated at face value.

Capital grants

Grants related to assets are recorded as deferred income when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Other grants

Other grants are recorded in the Income Statement when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.

Revenues recognition

Revenues from the sale and transport of electricity and gas to end users relate to quantities supplied in the period and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based on tariffs established by the Italian Authority for Electricity and Gas, law and other provisions applicable for the period.

Revenues for the Telecommunications Division from traffic, connections and roaming are recorded in the Income Statement according to usage by customers and telephone operators, recognizing revenues on the accrual method.

Revenues from other services and the sale of goods are recorded at the time when the service is supplied or the title of ownership of the goods is transferred to the customer.

Income taxes

Income taxes for the half-year are recorded among tax provisions and are calculated by applying to income before taxes of each consolidated company for the period, the respective expected tax rate applicable for the whole year.

Deferred tax assets and liabilities are recognized on temporary differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date. Deferred tax assets on tax loss carry-forwards are also recorded.

Deferred tax assets are stated under Other receivables and are recognized when there exists reasonable certainty of their realization. In particular, those relating to loss carry-forwards are recorded limited to the amount that is reasonably expected to be retrieved in the future, within the time limits set by applicable tax regulations.

Deferred tax liabilities are accrued to the Tax provisions when and to the extent the underlying temporary differences are expected to be taxable in the future.

Translation of amounts denominated in foreign currencies

Receivables and payables denominated in currencies other than the euro are translated into euro at the exchange rate in effect at the date of the transaction.

At the end of the period, amounts denominated in currencies other than the euro are translated into euro at exchange rates at the balance sheet date and differences are recorded in the Income Statement as Financial income and expenses, keeping into account possible hedging contracts

Financial derivatives

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions as well as general risk.

Interest rate differentials accrued at year-end on interest rate hedging instruments are recorded in the Income Statement among financial income and expenses, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the spot rate at the Balance Sheet date. Related gains and losses are recorded in the Income Statement as exchange rate differences under Other financial income and expenses. Premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current fuel cost reimbursement system, set by applicable norms, are recorded in the income statement among Other revenues. If the economic effect of the hedged transaction has not yet accrued, the corresponding economic effect relating to the hedging instruments is deferred.

Financial derivatives originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the Balance Sheet date. The corresponding effect of the valuation is recorded among Financial charges.

Environmental costs

Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Such costs are capitalized to the extent that they prolong the useful life, increase the capacity or improve the safety of tangible assets.

Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

Commitments

Guarantees are recorded at an amount equal to the amount of debt for which the guarantee is granted.

Commitments with suppliers are determined according to contracts in force at the end of the year that do not fall within the normal “operating cycle”, limited to the part that has not yet been executed.

Forward currency agreements are recorded at the settlement price stated in the contract.

Commodity risks hedging contracts are recorded at the notional value to which they make reference.

Balance Sheet – Assets

Fixed assets
Intangible assets – Euro 12,579 million

Changes in intangible assets

					Coming into
			Change in		service
		Ordinary	scope of		And other
In millions of euro		increases	consolidation	Amortization	changes

	at Dec. 31,					at June
	2002					30, 2003

Incorporation costs	28	2	35	(6)	9	68
Research, development and advertising	81	7	—	(24)	2	66
Industrial patents and intellectual property rights	465	67	—	(100)	70	502
Concessions, licenses, trademarks and similar rights	2,839	2	—	(74)	(1)	2,766
Goodwill and consolidation differences:
- Goodwill	1,717	4	—	(55)	(1)	1,665
- Consolidation differences	5,674	—	16	(216)	(3)	5,471
Total goodwill and consolidation differences	7,391	4	16	(271)	(4)	7,136
Work in progress and advances	285	43	—	—	(115)	213
Other:
- extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,546	—	(35)	(44)	—	1,467
- software development	115	8	—	(30)	9	102
- charges for the allocation of telecommunications frequencies	51	—	—	(2)	—	49
- other	228	2	—	(37)	17	210
Total other	1,940	10	(35)	(113)	26	1,828

TOTAL	13,029	135	16	(588)	(13)	12,579

Ordinary increases reflect the following changes occurred in the first six months of the year:

•	implementation of the SAP system in the Sales, Infrastructure and Networks Divisions;

•	acquisition by WIND of new proprietary and licensed software used for billing customers in Greece, the management of networks and administrative systems, the improvement of customer service, in addition to costs incurred for the development of software in use.

Intangible assets are analyzed below.

Incorporation costs include euro 35 million of start-up costs incurred by Maritza East III Power Company AD, acquired at the beginning of April 2003, for the pre-operating activities of the Stara Zagora (Bulgaria) power plant. These costs are amortized over a period of 18 years, equal to the term of the concession under which the plant is operated. The residual amount includes start-up costs incurred in the past by WIND, in addition to incorporation costs, amendments to the by-laws and capital stock increases relating to other subsidiaries, amortized over 5 years.

Research, development and advertising relate to the cost of advertising campaigns carried out by WIND to support new services and trademarks, in addition to costs for the launch of new services and the promotion of its new image following the merger with Infostrada. They are amortized over 5 years.

Industrial patents and intellectual property rights consist primarily of costs incurred by WIND for the acquisition of proprietary and licensed software. Main applications are represented by the management of the network, billing and customer services, the development of Internet portals and the management of administrative systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the competition for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS – IMT 2000) and, subsequently, for the issue of the same, amounting to euro 2,382 million. The original cost amounts to euro 2,447 million, amortized over the residual life of the license, while the amortization expense for the first six months of the year amounts to euro 65 million. The license was issued on January 10, 2001 for a term of 20 years, effective January 1, 2002. Amortization started in 2003 following the testing of the service in some areas. The item includes also euro 325 million relating to the charges incurred by Infostrada (now part of WIND) to acquire the right of access to the network owned by Italian State Railways and the right to use the related optical fiber network. The right of access to the network is amortized on the basis of the residual duration of the same (30 years), while the right to use the existing optical fiber network is amortized over 20 years.

Goodwill and consolidation differences are analyzed jointly since they arose from the same acquisitions of businesses.

Goodwill and consolidation differences

In millions of euro	Balance	Amortization for	Amortization period

	at June 30, 2003	1st Half 2003

Telecommunications	5,627	222	15 years
Viesgo	700	19	20 years
Gas Area	639	25	15 years
Enel North America and EGI	143	4	20 years
Maritza	16	—	20 years
Other	11	1	10 years

Total	7,136	271

The amount relating to Telecommunications arose prevalently at the time of the acquisition of Infostrada (now part of WIND) on March 31, 2001 and, to a lesser extent, at the time of acquisition of a 5.63% share in WIND from Deutsche Telekom in July 2000. The carrying value of goodwill is supported by the valuation of the Group Telecommunications business on a discounted cash flows basis, taking into account the 2003-2007 business plan assumptions. Results achieved in the first six months of 2003 exceeded the business plan’s financial and operational targets.

With reference to the Gas sector, the balance is represented primarily by the goodwill attributed to gas sales activities, amortized over 15 years, a term deemed in line with current and expected results of such activities.

Consolidation differences and goodwill relating to electricity generation activities (Viesgo, Enel North America, EGI and Maritza) are amortized over 20 years, a term deemed appropriate for the activity, in line with the duration of long-term electricity sale contracts held by some of the companies, with strategic plans and international practice in the sector. The acquisition of a controlling share in the Maritza East III Power Company, occurred on April 7, 2003, determined the recording of a consolidation difference equal to euro 16 million.

Work in progress and advances include costs incurred in projects of various nature, such as the development of a cartography system for the electricity distribution networks, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector.

The extraordinary contribution due following the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the period and the deconsolidation of Interpower and CESI.

Software development costs relate to operating programs developed for internal use, having a useful life spanning over several years, amortized over 3 years.

Charges for the allocation of telecommunications frequencies relate to the contribution provided for by Ministerial Decree no. 113 dated March 25, 1998, to reimburse expenses incurred by the Ministry of Defense following changes introduced in 1998 to the national frequency allocation plan. Such contribution is amortized over the residual life of the license for the exercise of mobile telecommunications services (DCS 1800).

Other costs include primarily leasehold improvements carried out by WIND on technical sites in addition to other intangible assets recorded by Enel North America and EGI, amortized over their residual useful life.

Tangible assets – Euro 36,853 million

Changes in tangible assets

						Current
			Coming		Changes in	divestments
			into		scope of	and other
In millions of euro		Investments	service	Depreciation	consolidation	changes

	at Dec. 31,						at June 30,
	2002						2003

Land and buildings	5,190	14	181	(133)	(68)	112	5,296
Plant and machinery	29,335	920	654	(1,455)	(321)	(207)	28,926
Industrial and commercial equipment	150	7	2	(21)	(15)	—	123
Other assets	416	23	31	(72)	(4)	1	395
Total fixed assets	35,091	964	868	(1,681)	(408)	(94)	34,740
Work in progress and advances	2,442	585	(868)	—	(62)	16	2,113

TOTAL	37,533	1,549	—	(1,681)	(470)	(78)	36,853

Revaluations to the gross value of assets at June 30, 2003 made pursuant to the Law and amendments introduced with Law no. 292/1993 are shown below:

In millions of euro

Land and buildings	2,227
Plant and machinery	8,758
Equipment, other assets and plant under construction	12

TOTAL	10,997

The table below shows gross book value of tangible fixed assets at June 30, 2003, accumulated depreciation and the resulting net book value. The table also reports the percentage of accumulated depreciation on gross asset values at June 30, 2003, compared with the same at December 31, 2002:

	Gross book	Accumulated	Net book	Accumulated depreciation on total
In millions of euro	value	depreciation	value	gross asset value (%)

				at June 30, 2003	at Dec. 31, 2002

Land and buildings	8,724	3,428	5,296	39.3%	37.3%
Plant and machinery	71,812	42,886	28,926	59.7%	59.2%
Industrial and commercial equipment	533	410	123	76.9%	73.0%
Other assets	1,089	694	395	63.7%	60.8%

TOTAL FIXED ASSETS	82,158	47,418	34,740	57.7%	57.1%

Tangible assets by category of use

		Accumulated
In millions of euro	Fixed assets, gross	depreciation	Fixed assets, net

Generating plants (1)
- thermal	17,132	9,688	7,444
- hydroelectric	8,139	3,495	4,644
- geothermal	1,693	1,041	652
- alternative resources	227	35	192
Total generating plants	27,191	14,259	12,932
Power lines and transformer stations	6,897	3,380	3,517
Electricity distribution networks	34,682	24,630	10,052
Telecommunications networks	4,848	1,601	3,247
Gas distribution networks	2,590	909	1,681
Primary and secondary cabin buildings	1,190	571	619
Office space, warehouses, etc.	2,566	693	1,873
Equipment and other assets	2,194	1,375	819
Total fixed assets	82,158	47,418	34,740
Work in progress and advances	2,113	—	2,113

TOTAL	84,271	47,418	36,853

(1) Includes the value of industrial property

Fixed assets include assets in concession for a net book value of euro 2,810 million, consisting mainly of hydroelectric plants (euro 2,712 million, of which euro 348 million relating to Spanish generation plants of the Viesgo Group).

Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large water bodies held in Italy by Enel at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage pipes on public soil, shall be returned free of charge to the State in good working order.

The Autonomous Provinces of Trento and Bolzano, pursuant to the above Decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.

Capital expenditure

In millions of euro	1st Half

	2003	2002

Generating plants (domestic and international operations) :
- thermal	210	327
- hydroelectric	37	31
- geothermal	22	66
- alternative resources	10	17
Total generating plants	279	441
Power lines and transformer stations	173	156
Domestic electricity distributions networks	673	712
Foreign electricity distributions networks	17	16
Gas distribution networks	30	10
Telecommunications networks	279	506
Land, buildings, other assets and equipment	98	223

TOTAL CAPITAL EXPENDITURE	1,549	2,064

The decline in capital expenditure is mainly due to the following factors:

•	lower development needs of the telecommunications network due to the current level of land and population coverage;

•	a reduction in expenditure in activities outside the Group’s core business;

•	nearing completion of the conversion of power plants to combined-cycle turbogas technology.

Changes in the scope of consolidation relate to the following operations:

•	the disposal of Interpower, which resulted in the deconsolidation of tangible fixed assets amounting to euro 470 million;

•	deconsolidation of CESI, resulting in an impact of euro 55 million;

•	acquisition of control of Maritza East III Power Company AD, determining an increase of euro 55 million.

Among other changes, the euro 112 million increase in “land and buildings” represents the reclassification from item “plant and equipment” of the value of secondary cabin buildings, made to provide a more detailed description of the assets.

Financial assets – Euro 628 million

Financial assets

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Equity investments:
- in unconsolidated subsidiaries	11	7	4
- in associates	309	293	16
- in other companies	93	85	8
Total equity investments	413	385	28
Receivable from others:
- withholding taxes on employee termination indemnities (Law no. 662/1996)	96	109	(13)
- other	116	103	13
Total receivables from others	212	212	—
Other securities	3	3	—

TOTAL	628	600	28

Equity investments in unconsolidated subsidiaries

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Estel SpA	10	—	10
Enel M@p SpA	—	5	(5)
Metan Gas Sicilia Srl	1	1	—
Alfin Srl	—	1	(1)

Total	11	7	4

Estel, a wholly-owned subsidiary of WIND, was placed in voluntary liquidation on April 10, 2003 and has therefore been excluded from the scope of consolidation and accounted for under the cost method. Metan Gas Sicilia was not consolidated as it was deemed not significant.

Equity investments in associates

In millions of euro	% ownership		% ownership

	at June 30, 2003		at Dec. 31, 2002		Change

Immobiliare Foro Bonaparte SpA	114	49.00%	114	49.00%	—
Leasys SpA	103	49.00%	109	49.00%	(6)
En.Hydro SpA	15	25.50%	—	—	15
Compagnia Porto di Civitavecchia SpA	13	25.00%	13	25.00%	—
Gesam SpA	13	40.00%	13	40.00%	—
Euromedia Luxembourg One SA	9	28.57%	12	28.57%	(3)
CESI SpA	9	40.92%	—	—	9
E.T.A. S.r.l	6	40.00%	6	40.00%	—
AES Distrib. Salvador. Y Comp.	6	20.00%	7	20.00%	(1)
Immobiliare Porta Volta SpA	5	49.00%	5	49.00%	—
Star Lake Hydro Partnership	5	49.00%	5	49.00%	—
Lotti & Associati SpA	3	40.00%	3	40.00%	—
Immobiliare Progetto Ostiense SpA	2	49.00%	2	49.00%	—
Other	6	—	4	—	2

Total	309		293		16

Equity investments in associates are accounted for under the equity method, with the exception of shares held in a number of not significant consortia and companies that are accounted under the cost method.

Changes with respect to December 31, 2002 are primarily due to:

•	the acquisition for euro 15 million of a 25.5% share in Hydroitalia, subsequently renamed En.Hydro, owner of the largest sewage treatment network in Italy;

•	deconsolidation of CESI and accounting of the investment under the equity method as a result of a reduction in the share held from 43.92% to 40.92%. The 3% share disposed of was held by Interpower, sold in January 2003. The current ownership share does not allow the exercise control over the company;

•	write-down of equity investments in Leasys and Euromedia Luxembourg One, respectively of euro 6 million and euro 3 million.

Equity investments in other companies

In millions of euro	% ownership		% ownership

	at June 30, 2003		at Dec. 31, 2002		Change

Echelon Corporation	31	7.54%	36	7.60%	(5)
Geotermica Salvadoreña SA	26	12.50%	26	12.50%	—
REE Red Eléctrica Española	15	1.00%	—	—	15
Sheldon Springs Hydro Associates	8	1.00%	9	1.00%	(1)
Cam Tecnologie SpA	5	9.00%	5	10.00%	—
Lower Saranac Hydro Partners LP	4	1.00%	4	1.00%	—
Eutilia N.V.	—	9.81%	2	9.81%	(2)
Selecta SpA	1	4.30%	1	4.30%	—
Other	3	—	2	—	1

TOTAL	93		85		8

In the first six months of 2003, Electra de Viesgo Distribuciòn acquired for euro 15 million a 1% share in Red Eléctrica Española’s capital stock, owner of the high- and super-high voltage Spanish electricity network.

The investment in Echelon, acquired in the context of the digital meter project and listed in the United States, was written down by euro 5 million to bring it into line with stock market prices for the first six months of the year.

“Withholding taxes on employee termination indemnities” relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease registered is due to the reduction in the headcount.

“Other items” relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships, in addition to security deposits.

Current assets

Inventories – Euro 3,627 million

Inventories

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Materials and fuels:
- fuel	488	682	(194)
- materials, equipment and other stocks	479	346	133
Total	967	1,028	(61)
Residential buildings held for disposal	266	340	(74)
Contract work in progress	2,280	1,731	549
Finished goods and merchandise	69	98	(29)
Advances	45	69	(24)

TOTAL	3,627	3,266	361

The decline in fuel stocks can be traced primarily to lower stocks of natural gas, influenced by seasonal factors, in addition to the effect of the deconsolidation of Interpower.

The increase in materials, equipment and other stocks is due mainly to materials of the Sales, Infrastructure and Networks Divisions to be used in construction and maintenance activities.

Residential buildings held for disposal decline due to disposals in the first six months of the year.

The increase in contract work in progress is due primarily to the development of activities in the Engineering and Contracting sector. The increase is consistent with advances paid by customers, recorded under liabilities.

Finished products inventories consist of telephone equipment and related accessories for resale.

Receivables — Euro 11,002 million

Receivables

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Trade receivables:
- sale and transport of electricity	4,605	4,969	(364)
- telecommunications	909	948	(39)
- other activities	1,133	1,194	(61)
Total	6,647	7,111	(464)
Unconsolidated subsidiaries and associates	41	13	28
Electricity Equalization Fund	236	396	(160)
Other:
- income and other taxes receivable	1,555	1,679	(124)
- deferred tax assets	1,799	1,669	130
- other receivables	724	623	101
Total	4,078	3,971	107

TOTAL	11,002	11,491	(489)

The decline in trade receivables in the electricity sector is due primarily to lower electricity sales on the domestic free market.

Trade receivables are recorded net of the provision for doubtful accounts amounting, at June 30, 2003, to euro 509 million, against a beginning balance of euro 476 million. The accrual for the period recorded in the Income Statement amounts to euro 63 million.

Receivables from the Electricity Equalization Fund include euro 236 million relating to amounts due to the Group mainly as contributions for the generation of electricity carried out in past years by plants falling under the incentives of CIP Resolution no. 6/92. Receivables are countered by payables to the Electricity Equalization Fund amounting to euro 362 million (euro 385 million at December 31, 2002). Net payables amount therefore to euro 126 million. At December 31, 2002, the net balance held with the Electricity Equalization Fund amounted to a net receivable of euro 11 million. The euro 137 million difference is due primarily to the collection of contributions accrued in the past and the deconsolidation of CESI, whose receivables for research activities carried out amounted at the end of 2002 to euro 58 million.

Tax receivables decline by euro 124 million mainly due to lower VAT receivables and the settlement of consumption taxes and surcharges on electricity.

Deferred tax assets increase by euro 130 million, of which euro 75 million due to losses recorded by WIND in the first six months of the year. The balance is due to deferred tax assets accrued on taxable result reported by the Parent Company for the period.

Deferred tax assets arising on loss carry-forwards amount to euro 771 million, of which euro 727 million relating to WIND. In this context, euro 174 million relates to losses that may be carried forward indefinitely, while the remainder expires in years 2005 to 2008. The remainder of deferred tax assets relates primarily to taxed provisions for risks and charges, taxed write-downs of fixed assets and the elimination of unrealized intra-Group gains.

The increase in other receivables is due mainly to advances paid on electricity imports and to employee associations.

Short-term investments - Euro 1,103 million

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Investments in associates	—	31	(31)
Marketable securities:
- Enel bonds	518	515	3
- other fixed income securities	26	37	(11)
Total	544	552	(8)
Financial receivables	559	676	(117)

TOTAL	1,103	1,259	(156)

At December 31, 2002 investments recorded under current assets consisted exclusively of company Tesa Piacenza, held by Camuzzi Gazometri and sold in the first six months of 2003 for euro 40 million.

Enel bonds include euro 498 million of “Special series reserved to Enel employees” bonds, acquired back by the Parent Company as provided by the terms of the issue. Other bonds are made up prevalently by Government bonds, of which euro 25 million deposited as collateral for fuel hedging contracts.

Financial receivables are represented by receivables on factoring transactions. The balance at June 30, 2003 represents a euro 117 million decline on the balance at December 31, 2002.

Cash and cash equivalents – Euro 1,475 million

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Bank deposits	1,467	351	1,116
Post Office deposits	4	9	(5)
Cash on hand	4	4	—

TOTAL	1,475	364	1,111

The growth in bank deposits on December 31, 2002 is due primarily to funds raised for the acquisition of the 26.6% share in WIND held by France Télécom and carried out on July 1, 2003.

Cash and cash equivalents are available on demand, with the exception of euro 39 million pledged as collateral for transactions entered into by Enel North America and EGI, and euro 5 million relating to the Parent Company.

Accrued income and prepaid expenses

Accrued income and prepaid expenses – Euro 488 million

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Accrued income:
- financial receivables	13	4	9
- operating receivables	1	3	(2)
Total	14	7	7
Prepaid expenses:
- financial expenses	173	181	(8)
- operating expenses	301	207	94
Total	474	388	86

TOTAL	488	395	93

The change in accrued income and prepaid expenses reflects ordinary changes within the year. The strong growth in prepaid operating expenses is due mainly to the payment of the 14th monthly salary compensation and related charges.

Receivables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2004 and	beyond
In millions of euro	Dec. 31, 2003	Dec. 31, 2007	Dec. 31, 2007	Total

FINANCIAL RECEIVABLES	47	97	68	212
CURRENT RECEIVABLES
Trade receivables	6,552	90	5	6,647
Receivables from unconsolidated subsidiaries and associates	41	—	—	41
Receivables from others	2,805	967	306	4,078
Receivables from Electricity Equalization Fund	236	—	—	236
Total current receivables	9,634	1,057	311	11,002

Balance Sheet – Liabilities and Shareholders’ Equity

Shareholders’ Equity

Changes in Shareholders’ Equity

	Capital	Legal	Other	Retained
In millions of euro	stock	reserve	reserves	earnings	Net income	Total

Balance at Dec. 31, 2001	6,063	1,453	2,244	6,980	4,226	20,966
Translation of foreign companies’ Financial Statements and other changes	—	—	—	(19)	—	(19)
Appropriation of 2001 earnings:
- dividends	—	—	—	—	(2,183)	(2,183)
- accrued to reserves	—	—	—	2,043	(2,043)	—
2002 net income	—	—	—	—	2,008	2,008
Balance at Dec. 31, 2002	6,063	1,453	2,244	9,004	2,008	20,772
Translation of foreign companies’ Financial Statements and other changes	—	—	—	(6)	—	(6)
Appropriation of 2002 earnings:
- dividends	—	—	—	—	(2,183)	(2,183)
- accrued to reserves	—	—	—	(175)	175	—
Net income for the first six months of 2003	—	—	—	—	1,200	1,200

BALANCE AT JUNE 30, 2003	6,063	1,453	2,244	8,823	1,200	19,783

Capital stock – Euro 6,063 million

The capital stock is currently made up by 6,063,075,189 ordinary shares of nominal value euro one each, after its restatement in euro and the subsequent reverse stock-split in the second half of 2001.

At June 30, 2003, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with 67.576% of the capital stock).

The Shareholders’ Meeting held on May 24, 2002 authorized the Board of Directors of the Parent Company to acquire, in one or more installments and within 18 months from such shareholders’ meeting resolution, up to a maximum of 155 million Enel ordinary shares, for a maximum amount of euro 1 billion. The Board of Directors of the Parent Company has to this date not made use of the mandate received.

Legal reserve – Euro 1,453 million

The legal reserve represents 24% of the Parent Company’s capital stock.

Other reserves – Euro 2,244 million

Other reserves, amounting to euro 2,244 million, are made up as follows:

Restatement reserve (law no. 292/1993) – Euro 2,215 million

It includes the residual amount of value adjustments made upon the transformation of Enel from Governmental Entity to corporation.

No tax credit or taxation is applicable to shareholders on the amounts distributed from the reserve as this does not constitute a dividend distribution pursuant to article 44, comma 1 of Presidential Decree no. 917, December 22, 1986.

Other reserves – Euro 29 million

These include mainly the consolidation reserve arising from the first-time preparation of the Consolidated Financial Statements.

Retained earnings – Euro 8,823 million

Changes relate to the impact of the translation of financial statements of foreign subsidiaries stated in currencies other than the euro (mainly US dollars), in addition to the excess dividend distributed in 2003 with respect to 2002 consolidated net income.

Reconciliation between the Shareholders’ Equity and the net income of the Parent Company and those recorded in the Consolidated Financial Statements

	Net income		Net income
	for the	Shareholders’	for the	Shareholders’
In millions of euro	1st Half of	Equity	1st Half of	Equity

	2003	at June 30, 2003	2002	at Dec. 31, 2002

Parent Company’s Financial Statement	1,244	12,634	11	13,573
Carrying value of investments in consolidated subsidiaries and in associates accounted for under the equity method	—	(25,048)	—	(25,108)
Shareholders’ equity and net income of consolidated subsidiaries, and of associates accounted for under the equity method, net of minority interests	1,030	27,749	372	27,691
Goodwill, related amortization and write-downs	(213)	5,406	(1,815)	5,603
Intra-group dividends	(1,109)	—	(499)	—
Write-downs and capital gains on equity investments adjusted in the consolidated financial statements, net of the related tax effect	252	(795)	3,323	(828)
Elimination of unrealized gains among Group companies, net of the related tax effect	(20)	(184)	(24)	(164)
Other minor adjustments	16	21	7	5

CONSOLIDATED FINANCIAL STATEMENTS	1,200	19,783	1,375	20,772

The tax benefit arising from the write-down of investments in consolidated subsidiaries is maintained in the Consolidated Financial Statements limited to the extent of the actual impact on the Consolidated Income Statement. At June 30, 2003, the cumulative excess benefit deferred in the consolidated accounts amounted to euro 795 million.

The elimination of unrealized intra-group gains consists mainly of the elimination of margins earned on intra-group generation plant and power line construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

				Change in
			Amounts	scope of
In millions of euro		Accruals	used	consolidation

	at Dec. 31, 2002				at June 30, 2003

Retirement benefits provision	472	24	(26)	—	470
Tax provisions	3,104	971	—	(60)	4,015
Other provisions:
- Legal disputes and other contingencies:
- legal proceedings	400	14	(32)	(2)	380
- other	770	82	(78)	(7)	767
Total	1,170	96	(110)	(9)	1,147
- Restructuring of financial instruments	11	—	(1)	—	10
- Early retirement incentives	110	36	(65)	(5)	76
Total	1,291	132	(176)	(14)	1,233

TOTAL PROVISIONS FOR RISKS AND CHARGES	4,867	1,127	(202)	(74)	5,718

Retirement benefits provision – Euro 470 million

The provision includes the present value of expected future retirement benefits for managers of Italian Group companies who retired prior to April 1, 1998, amounting to euro 400 million. Pension costs for the first six months of 2003 are equal to euro 10 million while benefits paid in the same period amount to euro 16 million. The ending balance of Viesgo’s provision for retirement benefits is equal to euro 45 million.

The provision includes also indemnities due in lieu of notice to personnel of Italian Group companies, regulated by the contract for electricity sector employees.

Tax provisions – Euro 4,015 million

The provision includes deferred taxes calculated on adjustments made to the accounts of consolidated companies to eliminate tax-related entries and to bring them into line with the accounting principles adopted by the Parent Company, in addition to consolidation adjustments. It includes also amounts recorded directly by consolidated companies. The latter include accelerated depreciation recorded exclusively for tax purposes, capital gains for which taxation is deferred and the income tax expense for the first six months of the current year.

Changes in the period are due to the following:

•	accruals amount to euro 971 million and represent income taxes for the first six months of the year of Group companies that reported a positive pre-tax profit for the period;

•	the disposal of Interpower resulted in a reversal of the euro 40 million deferred tax provision accrued against consolidation adjustments. The amount is recorded in the Consolidated Income Statement for the first six months of the year as a reduction of the tax due on the capital gain, calculated at the substitute tax rate of 19%. Deferred tax provisions accrued in the accounts of CESI and Interpower account for the residual euro 20 million decline.

Other provisions – Euro 1,233 million

Provision for legal disputes and other contingencies – Euro 1,147 million

The balance relates to the following components:

Legal proceedings – Euro 380 million

The provision covers potential liabilities arising from current legal proceedings and other disputes, including an estimate of possible costs and charges resulting from litigation arising in the first six months of the year and an update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors. It does not take into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be reasonably quantified. For these, refer to the note on “Off Balance Sheet items”.

Other – Euro 767 million

Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, to penalties and other charges on Engineering and Contracting contracts, to litigation with local administrations for taxes and fees of various nature (determined also according to estimates of independent legal advisors), to the estimated residual cost arising from the merger of WIND and Infostrada’s activities, in addition to contributions due by holders of telecommunications licenses – for which the related resolution imposing them was appealed as deemed illegitimate – recorded on a prudent basis.

With regards to the last category, the provision at June 30, 2003 amounted to euro 185 million, of which euro 35 million accrued in the period. As a result of the mentioned litigation, in 2002, in the context of the appeals submitted by Albacom and Infostrada, the Attorney General of the European Court of Justice stated that EU regulations prohibit Member States from imposing on holders of individual Telecommunications licenses additional taxes or any other tax different from those provided for in article 11 of the related Directive. The proposed charge appears therefore to represent an “additional or different tax”, for which a suppression can be expected. A pronouncement of the European Court of Justice on the matter is expected to be issued in the next months and in any case before the end of the current year.

Other accruals for the first six months of the year relate mainly to an estimate of damages in excess of insurance coverage equal to euro 12 million, charges relating to the operation of power generation plants, amounting to euro 11 million, and risks on Engineering contracts, amounting to euro 8 million. Amounts used relate mainly to charges on completed Engineering contracts, amounting to euro 34 million, and to the settlement of local tax litigation and litigation on contracts and supplies, accounting for the balance.

Provision for the restructuring of financial instruments – Euro 10 million

The provision includes charges deriving from the restructuring of derivative contracts entered into in previous years to hedge against the risk of fluctuations in interest rates with reference to medium- and long-term debt repaid before expiration.

Provision for early retirement incentives – Euro 76 million

The provision for early retirement incentives consists of the extraordinary expense relating to the cost of incentives offered to employees to promote early retirement as part of the Group’s reorganization.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro

Balance at Dec. 31, 2002	1,415
Accruals	101
Payments	(120)
Change in the scope of consolidation and other changes	(39)

BALANCE AT JUNE 30, 2003	1,357

The provision includes all amounts accrued upon retirement of employees, in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable

Bonds – Euro 9,596 million

Medium- and long-term bank debt – Euro 11,270 million

The items include debt relating to bond issues and other medium- and long-term financing denominated in euro and in other currencies.

Medium and long-term debt at June 30, 2003 includes bond issues guaranteed by the Italian State amounting to euro 1,378 million (euro 1,358 million at the end of 2002) and bank loans guaranteed by the Italian State amounting to euro 236 million (euro 271 million at the end of 2002).

Medium- and long-term debt

In millions of euro	Maturity range	Balance at	Balance at	Maturing by

		at Dec. 31, 2002	at June 30, 2003	2003	2004	2005	2006	2007	over

Bonds:
- listed fixed-rate	2004-2031	5,075	6,575	—	3,000	750	225	—	2,600
- listed floating-rate	2004-2009	452	452	—	200	—	166	—	86
- unlisted fixed-rate	2005-2008	195	195	—	—	76	45	—	74
- unlisted floating-rate	2003-2021	2,128	2,170	9	20	21	21	22	2,077
- fixed-rate EU agencies	2003-2010	210	189	36	37	38	36	31	11
- floating-rate EU agencies	2003-2009	16	15	4	3	3	3	1	1
Total		8,076	9,596	49	3,260	888	496	54	4,849
Bank loans:
- fixed-rate	2003-2012	75	72	5	10	9	8	5	35
- floating-rate	2003-2016	7,241	8,114	506	636	288	1,352	614	4,718
- fixed-rate EU agencies	2003-2009	247	212	45	45	36	30	30	26
- floating-rate EU agencies	2003-2016	2,838	2,872	28	56	106	265	292	2,125
Total		10,401	11,270	584	747	439	1,655	941	6,904

TOTAL		18,477	20,866	633	4,007	1,327	2,151	995	11,753

Bonds include euro 518 million relating to bonds acquired back by Group companies and recorded under Marketable securities among current assets. The Parent Company holds unlisted “1994-2019 Special series reserved to personnel” floating-rate bonds amounting to euro 498 million.

Breakdown of debt by currency and interest rate

			Average		Average
In millions of euro	Maturity range	Balance	interest rate	Balance	interest rate

		at Dec. 31, 2002		at June 30, 2003

Euro	2003-2031	18,061	4.56%	20,450	4.32%
US dollar	2004-2011	41	3.57%	35	3.65%
British pound	2004-2007	12	9.73%	10	9.71%
Swiss franc	2003-2009	55	6.92%	43	6.86%
Yen	2003-2010	163	2.24%	157	1.99%
Brazilian Real	2016	111	13.91%	139	14.00%
Other currencies	2012	34	7.75%	32	7.75%
Total non-euro currencies		416		416

TOTAL		18,477		20,866

Changes in medium- and long-term debt

				Foreign
				exchange
In millions of euro	Balance	Repayments	New debt	differences	Balance

	at Dec. 31, 2002				at June 30, 2003

Fixed-rate bonds	5,479	(17)	1,500	(4)	6,958
Floating-rate bonds	2,597	(10)	51	—	2,638
Fixed-rate bank loans	322	(40)	6	(4)	284
Floating-rate bank loans	10,079	(408)	1,311	4	10,986

TOTAL	18,477	(475)	2,868	(4)	20,866

Compared to December 31, 2002, bonds and medium- and long-term bank loans show an overall increase of euro 2,389 million, of which euro 2,868 million relating to new debt, euro 475 million to repayments and euro 4 million to foreign exchange differences.

Repayments made in the first six months of the year relate prevalently to loans expiring. Among main financial operations is the issue, on June 4, 2003, in the context of a euro 7.5 billion Medium Term Notes program, of two bond issues having respectively a 10 and 15-year maturity, amounting to euro 750 million each. The terms of the issue are summarized in the table below.

	10-year bonds	15-year bonds

Amount	euro 750 million	euro 750 million
Repayment	In full on June 12, 2013	In full on June 12, 2018
Coupon	4.25%	4.75%
Issue price	99.90	99.369
Early repayment	Not allowed	Not allowed
Listed at	Luxembourg	Luxembourg

The company was granted also euro 1,105 million of 36-month revolving credit lines (of which euro 955 million already drawn down at June 30, 2003) used to refinance a portion of expiring short-term credit lines and loans.

The remaining new debt consist primarily of funds drawn down by WIND upon the Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.

At June 30, 2003, floating-rate debt accounted for about 65% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions for a total notional amount of euro 9,681 million, of which euro 8,569 million of interest rate swaps, euro 849 million of interest rate collars, and euro 263 million of swaptions. After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 40% of outstanding debt.

The fair value at June 30, 2003 of interest rate hedging instruments is negative by euro 476 million. The amount is net of euro 23 million relating to three currency swap transactions (linked to the same number of bond issues denominated in yen, issued in 2001 as part of a Medium Term Notes program, whose value is recorded under Bonds), of euro 39 million consisting of accruals and adjustments already recorded, in addition to euro 10 million already accrued to the provision for the restructuring of financial instruments. It should however be kept in mind that a large part of the negative fair value of hedging transactions, resulting primarily from the decline in interest rates registered in 2002 and in the first six months of 2003, is offset by the parallel decline in the financial expense on the floating-rate portion of debt.

Short-term bank debt – Euro 4,880 million

Payables to other financing entities: Commercial paper – Euro 1,075 million

Short-term bank debt includes the usage of revolving credit lines amounting to euro 2,383 million and 18-month loans amounting to euro 200 million. In the first six months of 2003, a total of euro 355 million of revolving credit lines and euro 500 million of 18-month loans expired.

Commercial paper payables outstanding at June 30, 2003 relate to the Commercial Paper Program launched in 2001 by Enel Investment Holding BV under the Parent Company’s guarantee for a maximum amount of euro 1,500 million. Euro 526 million of commercial paper issued is denominated in euro, euro 387 million is denominated in

US dollars, euro 123 million in pounds, and euro 39 million in yen. All amounts denominated in currencies other than the euro are hedged through currency swaps.

Short-term financial debt (bank debt and commercial paper issued), remained at a significant level also in the first six months of 2003, allowing to maintain a high flexibility in the management of the overall debt exposure and to take advantage of the decline in interest rates.

Payables to other financing entities: other loans – Euro 355 million

The balance is in line with the end of 2002 and includes euro 175 million of WIND’s financial debt with Wirefree Services Belgium SA (France Télécom Group) reimbursed by the Parent Company on July 1, 2003 in the context of the acquisition of a 26.6% share in WIND.

Trade and other payables – Euro 12,309 million

Trade and other payables

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Advances	2,533	2,024	509
Trade payables	5,300	6,707	(1,407)
Payables to unconsolidated subsidiaries and associates	64	29	35
Tax payables	756	1,010	(254)
Social Security payables	166	170	(4)
Payables to Electricity Equalization Fund	362	385	(23)
Other payables	3,128	3,316	(188)

Total	12,309	13,641	(1,332)

Advances – Euro 2,533 million

The increase in advances, amounting to euro 509 million, can be attributed mainly to the growth of Engineering and Contracting activities with outside customers.

Trade payables – Euro 5,300 million

Trade payables include payables for the supply of power, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by June 30, 2003.

The balance declines by euro 1,407 million on December 31, 2002 due primarily to the reduction of WIND’s capital expenditure and lower purchases of power for resale to the free market.

Payables to unconsolidated subsidiaries and associates – Euro 64 million

These relate mainly to trade payables to Leasys (euro 42 million), CESI (euro 5 million) and Immobiliare Foro Bonaparte (euro 2 million), in addition to the amounts payable to Estel (euro 2 million) and Euromedia Luxembourg One SA (euro 7 million) and Estel (euro 5 million) as capital stock not paid-in.

Tax payables – Euro 756 million

Tax payables

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

VAT payable	259	99	160
Withholding taxes	86	85	1
Electricity and gas consumption taxes	108	84	24
Substitute tax due upon freeing-up of accelerated depreciation reserves	92	371	(279)
Income taxes	47	289	(242)
Tax amnesty	79	—	79
Other	85	82	3

TOTAL	756	1,010	(254)

The euro 254 million decline in tax payables results mainly from the following items:

•	a euro 160 million increase in VAT payable;

•	the payment of euro 279 million in substitute tax on the freeing-up of accelerated depreciation reserves carried out in the two previous years;

•	a euro 242 million reduction in income tax payables due to the payment of the balance for fiscal year 2002 and balancing of infra-group accounts;

•	recording of euro 79 million of tax liabilities as a result of the participation by Group companies of the tax amnesty introduced by Law no. 27 dated February 21, 2003 and subsequent Law Decree no. 59, dated April 7, 2003. The total cost for the Group amounts to euro 83 million, recorded among extraordinary charges. Keeping into account the different types of tax amnesty provided by the law and the different effect produced by the same in terms of costs and benefits, Group companies evaluated the different possibilities on a prudent and cautious basis, with the objective of avoiding potential risks deriving from possible different interpretations of tax regulations that are at times characterized by a high degree of uncertainty.

Social Security payables – Euro 166 million

The balance is in line with the amount reported at December 31, 2002.

Payables to Electricity Equalization Fund – Euro 362 million

Payables to the Electricity Equalization Fund are disclosed in the note to the corresponding asset item.

Other payables – Euro 3,128 million

Other payables

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Security deposits and reimbursements due to customers	1,631	1,584	47
Payable to personnel	324	348	(24)
Payable to Italian Treasury for UMTS license	289	289	—
Payable to Italian State Railways for TLC network	284	284	—
Water and urban development fees	93	96	(3)
Prepaid telephone traffic	158	153	5
Other payables	349	562	(213)

TOTAL	3,128	3,316	(188)

The euro 213 million reduction in Other payables is due primarily to the payment of euro 77 million as price adjustments for the acquisition of Eurogen and Euro 48 million for the acquisition of Viesgo, in addition to the netting of the euro 55 million advance received in 2002 on the disposal of Interpower.

Accrued liabilities and deferred income

Accrued liabilities and deferred income – Euro 1,263 million

Accrued liabilities and deferred income

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Accrued liabilities:
- accrued interest	240	225	15
- operating liabilities accrued	138	30	108
Total	378	255	123
Deferred income:
- deferred interest	30	18	12
- deferred operating income	855	823	32
Total	885	841	44

TOTAL	1,263	1,096	167

Operating liabilities accrued include components not present at December 31, 2002 such as 13th monthly salary payments. The growth in deferred operating income is due to normal seasonal factors.

Payables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2004 and	beyond
In millions of euro	Dec. 31, 2003	Dec. 31, 2007	Dec. 31, 2007	Total

LOANS
Bonds	49	4,698	4,849	9,596
Medium- and long-term bank loans	584	3,782	6,904	11,270
Short-term bank loans	4,880	—	—	4,880
Other loans	1,255	57	118	1,430
Total loans	6,768	8,537	11,871	27,176
OTHER ACCOUNTS PAYABLE
Advances	519	2,014	—	2,533
Trade payables	5,148	136	16	5,300
Payables to unconsolidated subsidiaries and associates	64	—	—	64
Tax payables	640	116	—	756
Social security payables	162	4	—	166
Other payables	2,533	341	254	3,128
Payables to Electricity Equalization Fund	362	—	—	362
Total other accounts payable	9,428	2,611	270	12,309

TOTAL	16,196	11,148	12,141	39,485

Commitments – Euro 46,226 million

Commitments include amounts relating to guarantees, risks and other commitments as shown below:

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

GUARANTEES GIVEN
Guarantees on loans to:
- ELCOGAS SA	14	14	—
Total	14	14	—
OTHER COMMITMENTS
Commitments to suppliers of:
- electric power	4,083	4,158	(75)
- fuel	30,698	33,060	(2,362)
- sundry supplies	2,398	2,399	(1)
- contract work	2,420	2,190	230
Forward currency purchases	3,315	3,446	(131)
Forward currency sales	2,329	2,423	(94)
Commodity hedging contracts	787	622	165
Sundry guaranteed to lending institutions	52	52	—
Third party securities received in safe custody	127	155	(28)
Leasing payments	3	5	(2)
Total	46,212	48,510	(2,298)

TOTAL	46,226	48,524	(2,298)

Commitments to suppliers of electric power

In millions of euro

Period:
July 1, 2003-2007	2,801
2008-2012	1,282

Total	4,083

The above commitments relate entirely to imports, mainly from France.

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistics services	Orimulsion	Total

Period:
July 1, 2003-2007	8,245	810	86	224	58	9,423
2008-2012	9,062	—	—	27	—	9,089
2013-2017	8,840	—	—	—	—	8,840
2018 and beyond	3,346	—	—	—	—	3,346

TOTAL	29,493	810	86	251	58	30,698

As the price of fuel supplies is variable and for the most part denominated in foreign currency, amounts have been calculated according to parameters and exchange rates at the end of the period.

The Enel Group purchases electricity abroad and fuel on the international oil and natural gas market. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.

The current tariff system reduces considerably the Enel Group currency and commodity price risks from fuel purchases and imports of electricity. The tariff system provides in fact for the reimbursement of fuel and electricity import costs, based, among other things, on an index relating to the price of a basket of fuels on international markets. Based on such indexing mechanism, changes in the price of fuel and exchange rate fluctuations are reflected on tariffs. As a result, the exposure of the Enel Group to currency and commodity price fluctuations relates primarily to the time lag between the incurrence of fuel costs and the period for which the level of reimbursements is determined. In addition, exposure to risk is also affected by the different mix of fuels used in the generation process vis-à-vis the fuel basket used as a benchmark in determining the tariff applied.

Following the strong increase in volatility registered in currency and commodity markets and in view of the start of operations of the Pool Market, interrupting the current reimbursement mechanism, the Group hedges systematically the currency and commodity price risk deriving from the mentioned time lag. Currency risk is currently managed by the Parent Company, while commodity risk is managed by Enel Trade. The Group also covers risks resulting from the difference between the mix of fuels in the basket used as benchmark and those used in firing power plants.

Commitments resulting from commodity hedging transactions relate to commodity swaps and futures amounting to a total notional value of euro 787 million, determined by converting notional underlying quantities at the average prices and exchange rates for the month of June.

With regards to currency risk, hedging contracts at the end of the period (represented by forward contracts) amounted to euro 1,470 million. The amount is recorded among Commitments both as forward purchases and sales due to the nature of such transactions.

The remaining part of commitments relating to forward currency purchases and sales relates to hedging transactions carried out to hedge risks deriving from trade receivables, trade payables and future cash flows denominated in currencies other than the euro. Currency hedging transactions that are not connected to specific underlying positions, entered into with the objective of managing overall currency risk, amount at June 30, 2003 to a notional value of euro 734 million, of which euro 285 million of currency options and euro 449 million of forward contracts. The fair value of such transactions is limited (negative euro 2 million), as they are for the most part operations that offset each other.

Off Balance Sheet Items

Rulings on tariffs

A number of industrial customers that consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.

All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter’s economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue on the part of the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from Enel the related relationships. The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use. The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms. Only in a limited number of cases have claims for health related damages caused by electromagnetic fields been filed. With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.

Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issued continues however to be favorable to Enel.

With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.

Litigation concerning the effect of electric and magnetic fields could evolve in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001. The Law regulates the field and, establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory as well as providing for the issue on the part of the Prime Minister of decrees setting exposure limits, attention thresholds and quality objectives. Though announced, such resolutions have not yet been officially issued.

New regulations apply to low frequency equipment such as transmission and distribution lines, and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephones. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.

Following new regulations contained in Section V of the Italian Constitution, introduced through Constitutional Law no. 3/2001 that redefines normative, State and Regional responsibilities, a ruling of the Constitutional Court regarding relationships between the State and Regions in this context is pending. The issue arose following the introduction of a law by the Campania Region (Law no.13 dated November 24, 2001) setting strict limits in the field, also with regards to environmental work on power lines (requiring extensive work on a considerable part of the network, without providing specifically for the reimbursement of costs incurred) which was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds regional venue and is in contrast with current legislation. The Parent Company, Enel Distribuzione and Terna intervened in the case. Judgment on the case is pending.

A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Income Statement

Revenues

Revenues

In millions of euro	1st Half

	2003	2002	Change

Revenues from sales and services:
- electricity sales and transport	9,967	9,945	22
- natural gas sales to end users	691	342	349
- fuel trading	897	625	272
- Electricity Equalization Fund contributions	64	104	(40)
- National Transmission Network usage fees	394	368	26
- connection fees for the electricity and gas networks	340	294	46
- telecommunication services	1,931	1,759	172
- other sales and services	254	196	58
Total	14,538	13,633	905
Change in contract work in progress	531	395	136
Capitalized expenses	427	491	(64)
Other revenues	386	398	(12)

TOTAL REVENUES	15,882	14,917	965

Revenues from sales and services – Euro 14,538 million

Revenues from the sale and transport of electricity are in line with the first six months of 2002. Higher revenues from sales on the domestic regulated market, due primarily to the rise in the tariff component aimed at covering the cost of fuel, offset the decline of revenues from sales on the free market due to the stronger competitive pressure.

Revenues from the sale of natural gas to end users increase by euro 349 million due primarily to the change in the scope of activity. The first six months of 2002 did not in fact include the Camuzzi Group, whose results are consolidated from July 1, 2002.

Revenues from fuel trading increased by euro 272 million due to the strong growth of Enel Trade’s activities, particularly in the gas sector (trading and supply to resellers).

Electricity Equalization Fund contributions, made up primarily by past years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, decline by euro 40 million due to lower contributions recognized for the first six months of the year.

Fees from the use of the National Transmission Network increase by euro 26 million due to tariff increase and the higher volume of electricity transported.

Connection fees for the electricity and gas networks increase by euro 46 million, of which euro 39 million due to higher demand for power supply increases and new connections to the electricity network.

Revenues from telecommunications services increase by euro 172 million due to stronger traffic reported by WIND, primarily in the mobile telephone segment.

Revenues from other sales and services increase by euro 58 million, of which euro 34 million represented by revenues of the Camuzzi Group in the environmental services sector, and euro 20 million by revenues generated by the super-high voltage transmission line in Brazil, coming into service in the first six months of 2003.

Change in contract work in progress – Euro 531 million

Contract work in progress increases by euro 136 million due to stronger Engineering and Contracting activities of Enelpower for third parties.

Capitalized expenses – Euro 427 million

The item declines by euro 64 million due to lower internal construction of plants and equipments, mainly in the electricity distribution networks.

Operating costs

Operating costs

In millions of euro	1st Half

	2003	2002	Change

Materials and fuels:
- fuel for thermal generation and gas for resale to end users	3,013	3,127	(114)
- electricity purchased from third parties	2,492	2,188	304
- materials	884	899	(15)
Total	6,389	6,214	175
Services	2,230	2,436	(206)
Leases and rentals	357	371	(14)
Personnel	1,744	1,784	(40)
Intangible asset amortization	588	547	41
Tangible asset depreciation	1,684	1,636	48
Write-downs	76	80	(4)
Change in inventories	40	(85)	125
Accruals to provisions for risks and charges	59	102	(43)
Other accruals	47	37	10
Other operating costs	437	347	90

TOTAL OPERATING COSTS	13,651	13,469	182

Costs for the purchase of fuel for thermal generation and gas for resale to end users, including the change in inventories, are in line with those for the first six months of 2002. The effect of the deconsolidation of Eurogen and Interpower is in fact offset by the growth of the scope of activity in the Gas area.

The increase in the cost for electricity purchased from third parties, up euro 304 million, is connected mainly to purchases made in the first six months of 2003 by Elettrogen and Eurogen, which are no longer part of the Group and have become outside suppliers of the same.

The cost for the acquisition of materials, net of the change in inventories, is in line with the cost recorded in the first six months of 2002.

The cost of services received declines by euro 206 million due primarily to the suppression of the hydroelectric surcharge, which in the first half of 2002 amounted to euro 187 million (of which euro 13 million relating to Eurogen and Interpower).

Personnel costs decline by euro 40 million due to the exclusion from the consolidation of Eurogen, Interpower and CESI, only partly offset by the impact of acquisitions in the Gas area and hirings in the Telecommunications sector.

The table below shows the average number of employees by category as compared with the first six months of 2002, and the total number of employees at June 30, 2003.

	Average number of employees			Employees

	1st Half 2003	1st Half 2002	Change	at June 30, 2003

Managers	852	871	(19)	843
Officers	5,079	5,323	(244)	5,015
Employees	40,434	42,319	(1,885)	40,721
Workers	21,740	23,348	(1,608)	21,049

TOTAL	68,105	71,861	(3,756)	67,628

Intangible asset amortization increases by euro 41 million, due primarily to the effect of goodwill amortization in the Gas and Telecommunications sector.

Tangible asset depreciation increases by euro 48 million. Growth is concentrated in the Telecommunications sector due to high capital expenditure on the network made in the last two years, while the generation area registers a decline due to the deconsolidation of Eurogen and Interpower.

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described in the note to the related liability item.

The euro 90 million increase in other operating costs reflects higher charges, amounting to euro 103 million, incurred by Enel Distribuzione in connection with the introduction of new regulations regarding energy efficiency, the use of clean energy resources and improvements in the continuity of service. These costs were retrieved through sales tariffs and, in the context of other operating costs, their increase is partly offset by the impact of the change in the scope of consolidation.

Financial income (expense)

In millions of euro	1st Half

	2003	2002	Change

Financial income from investments and long-term receivables	12	14	(2)
Other financial income	209	143	66
Total financial income	221	157	64
Financial expense:
- on bonds issues	209	198	11
- on bank loans	346	383	(37)
- other	222	170	52
Total financial expense	777	751	26

TOTAL	(556)	(594)	38

The net financial expense declines by euro 38 million due primarily to a reduction in the average cost of debt as a result of the decline in interest rates.

Write downs of financial assets – Euro (16) million

The item includes almost entirely the write-down of investments in associated and other companies, as described in the note on financial fixed assets.

Extraordinary items – Euro 254 million

Extraordinary income amounts to euro 506 million and consists of the following:

•	euro 359 million capital gain on the disposal of Interpower;

•	euro 41 million capital gain due primarily to the sale of minor local electricity distribution networks;

•	adjustments amounting to euro 36 million on income taxes for the previous year, resulting from the definition of the tax treatment of a number of items for which there existed uncertainty when the 2002 Financial Statements were prepared;

•	reversal of excess accruals made to the provision for doubtful accounts, amounting to euro 26 million;

•	write-backs amounting to euro 11 million as a result of adjustments made in previous years;

•	adjustments relating to previous years and other items totaling euro 33 million.

Extraordinary expense amounts to euro 252 million and consists of the following:

•	charges on early retirement incentives amounting to euro 91 million;

•	a charge of euro 83 million relating to the tax amnesty;

•	adjustments, write-downs and other items of various nature relating to WIND, totaling euro 21 million;

•	adjustments amounting to euro 20 million on fuel stocks relating to the previous year;

•	write-downs, settlements of transactions made in previous years, extraordinary reimbursements made to customers and taxes relating to previous years, amounting to a total of euro 14 million;

•	adjustments relating to previous years and other items totaling euro 23 million.

Income taxes – Euro 794 million

Income taxes for the first six months of 2003 amount to euro 794 million, representing a 41.5% implied tax rate, against a normal tax rate for the Group of 45%. The implied tax rate benefits from the taxation of the capital gain on the disposal of Interpower at the 19% substitute tax rate instead of the ordinary corporate tax rate, for which there exists the further benefit consisting in the reversal of the surplus in deferred tax provisions accrued at the ordinary tax rate on the temporary differences related to the assets sold. The tax expense for the first six months of 2002 was equal to euro 74 million, representing a 5.4% implied tax rate, against normal tax rate for the Group of 47%. As for 2003, the difference between the implied and normal tax rate was due primarily to the existence of capital gains subject to a different taxation. The higher spread as compared with the first six months of 2002 is due to the amount of the capital gain generated by the disposal of Eurogen, equal to euro 2,340 million, with respect to the one generated by the disposal of Interpower (euro 359 million).

Benefits deriving from the Tremonti-bis Law (tax incentives on capital expenditure) for the first six months of 2002, no longer applicable in 2003, amounted to euro 82 million.

Attachments

Subsidiaries, associates and other relevant equity investments of the Enel Group at June 30, 2003

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and associates of Enel SpA at June 30, 2003, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Subsidiaries consolidated on a line-by-line basis at June 30, 2003 (1)

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Parent Company:
Enel SpA	Rome	Holding	6,063,075,189	euro	—

Subsidiaries:
Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00

Aimeri SpA	Milan	Collection, transport and disposal of waste	23,400,000	euro	100.00	Camuzzi Gazometri SpA	100.00

Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	euro	100.00	Enel SpA Cise SpA	99.00 1.00

Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Distribuzione Gas SpA	100.00

Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.94	Electra de Viesgo Distribucion SL	54.94

Barras Electricas Generacion SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Electricas Galaico Asturianas SA	100.00

Camuzzi Finance SA	Luxembourg	Finance	30,986.69	euro	99.99	Camuzzi Gazometri SpA	99.99

Camuzzi Gazometri SpA	Milan	Engineering, construction and management of public service plants	54,139,160	euro	99.29	Enel Distribuzione Gas SpA	99.29

Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	513,412,998	COP	99.99	Pragma Energy SA Aburra BV	75.97 24.02

C.A.R.T. Abruzzi Srl	Orio al Serio (BG)	Equity investments in the water sector	18,000	euro	100.00	Camuzzi Gazometri SpA	100.00

Cise SpA (formerly CISE Tecnologie Innovative Srl)	Rome	Real estate management	318,291,049	euro	100.00	Enel SpA	100.00

Co.Im Gas SpA	S. Maria a Colle (LU)	Management of gas distribution and sale plants	1,479,000	euro	80.00	Camuzzi Gazometri SpA	80.00

Conphoebus SpA	Catania	Research in the renewable resources sector	4,221,176	euro	100.00	Enel SpA	100.00

Ctida Srl	Milan	Engineering, water systems	500,000	euro	75.00	Enel.Hydro SpA	75.00

Dalmazia Trieste SpA	Rome	Real estate management	3,904,760	euro	100.00	Cise SpA	100.00

Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00

EGI LLC(1)	Wilmington (Delaware - USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00

Electra de Viesgo Distribucion SL	Santander (Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00

Elettroambiente SpA	Rome	Electricity generation from waste	245,350	euro	70.48	Enel SpA (an additional 29.52 is held by Enel SpA as a pledge)	70.48

Enel Capital SpA	Milan	Venture capital	8,500,000	euro	100.00	Enel SpA	99.00
						Cise SpA	1.00

Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00

Enel Distribuzione Gas SpA	Milan	Gas distribution	100,000,000	euro	100.00	Enel SpA	100.00

Enel Energia SpA	Rome	Sale of electricity	1,414,000	euro	100.00	Enel SpA	100.00

Enel.Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25.00

Enel Gas SpA	Milan	Gas sale	302,039	euro	100.00	Enel SpA	99.66
						Enel Distribuzione Gas SpA	0.34

Enel Generation Holding BV	Amsterdam (Holland)	Holding company	13,500,000	euro	100.00	Enel Produzione SpA	100.00

Enel Green Power SpA	Pisa	Electricity generation from renewable resources	716,607,150	euro	100.00	Enel SpA	100.00

Enel Green Power International SA	Luxembourg	Holding of foreign companies	126,650,000	euro	100.00	Enel Green Power SpA	67.11
		operating in the electricity generation from renewable resources				Enel Investment Holding BV	32.89

Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	euro	99.99	Enel Investment Holding BV	99.99

Enel.Hydro SpA	Rome	Engineering, water systems	9,390,000	euro	100.00	Enel SpA	100.00

Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00

Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00

Enel.it SpA	Rome	Information technology	70,200,000	euro	100.00	Enel SpA Cise SpA	99.99 0.01

Enel Logistica Combustibili SpA	Rome	Fuel logistics	100,000	euro	100.00	Enel Trade SpA	100.00

Enel M@p SpA	Rome	Metering, remote control and	5,000,000	euro	100.00	Enel Distribuzione SpA	99.00
		communication services managed on the electricity network				Cise SpA	1.00

Enel.Net SpA	Rome	Construction and	500,000	euro	100.00	Enel SpA	99.00
		management of telecommunications networks				Cise SpA	1.00

Enel North America Inc. (formerly CHI Energy Inc.)(1)	Stamford (Connecticut -USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00

Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA Cise SpA	99.92 0.08

Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00

Enelpower do Brasil Ltda	Rio De Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99

Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00

Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00

Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Holding Luxembourg SA	99.99

Enel Real Estate SpA	Rome	Real estate and facility management	907,187,841	euro	100.00	Enel SpA	100.00

Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00

Enel.si - Servizi integrati SpA	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA Cise SpA	99.00 1.00

Enel Sole SpA (formerly So.l.e. - Società luce elettrica SpA Gruppo Enel)	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA Cise SpA	99.98 0.02

Enel Trade SpA	Rome	Fuel trading and logistics - Electricity sale	100,885,000	euro	100.00	Enel SpA Enel Produzione SpA Cise SpA	99.20 0.79 0.01

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA	60.00 20.00
						Enel Distribuzione SpA	20.00

GE.AD SpA	Milan	Gas distribution	598,143.52	euro	100.00	Enel Distribuzione Gas SpA	100.00

Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00

Italia On Line SpA	Milan	Internet services	1,400,000	euro	100.00	WIND Telecomunicazioni SpA	100.00

IT-net SpA	Rome	Network information	694,000	euro	100.00	WIND Telecomunicazioni SpA Mondo WIND Srl	99.28 0.72
		systems

La Riccia Srl	Taranto	Real estate management	10,400	euro	100.00	Camuzzi Gazometri SpA	100.00

Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	Ieva	73.00	Maritza East III Power Holding BV	73.00

Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	80,000	euro	60.00	Enel Generation Holding BV	60.00

Mobilmat SpA	Milan	Finance	10,000,000	euro	85.00	WIND Telecomunicazioni SpA	85.00

Mondo WIND Srl	Rome	Sale of telecommunication	95,000	euro	100.00	WIND Telecomunicazioni SpA	99.00
		products and services				IT-net SpA	1.00

Novatrans Energia SA	Rio De Janeiro (Brasil)	Construction, operation and maintenance of electricity transmission networks	1,959,000	R$	99.99	Enelpower SpA	99.99

Pragma Energy SA	Lugano (Switzerland)	Coal trading	100,000	CHF	51.00	Enel Trade SpA	51.00

Pragma Energy Services Ltd	London (United Kingdom)	Administrative services	2	GBP	100.00	Pragma Energy SA	100.00

S.A.M.I.G. Srl	L’Aquila	Services	45,000	euro	100.00	Enel Distribuzione Gas SpA	100.00

Sfera - Società per la formazione	Rome	Human resources	12,360,096	euro	100.00	Enel SpA Enel Produzione SpA	74.08 4.71
e le risorse aziendali SpA						Enel Distribuzione SpA T.E.R.NA. SpA	4.71 4.71
						Enelpower SpA	4.71
						Enel Green Power SpA	2.36
						Enel Real Estate SpA	2.36
						Enel.Hydro SpA	2.36

Smarin SpA	Taranto	Collection, transport and disposal	250,000	euro	80.00	Camuzzi Gazometri SpA Tekna Srl	50.00 30.00
		of waste

So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	euro	70.00	Enel Sole SpA (formerly So.l.e. - Società luce elettrica SpA Gruppo Enel)	70.00

Tekna Srl	Milan	Equity investments in waste management sector	10,400	euro	85.00	Camuzzi Gazometri SpA	85.00

Tellas Telecommunications SA	Athens (Greece)	Telecommunications	13,000,000	euro	100.00	WIND-PPC Holding NV	100.00

T.E.R.NA. - Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the electricity national transmission network	2,036,050,000	euro	100.00	Enel SpA	100.00

T.S.N.- Transmissora Sudeste Nordeste SA	Rio De Janeiro (Brasil)	Construction, ownership and maintenance of electricity transmission networks	520,000,000	R$	99.74	Enelpower SpA	99.74

Viesgo Generacion SL	Santander (Spain)	Electricity generation and sale	389,708,000	euro	100.00	Enel Produzione SpA	100.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel Investment Holding BV	100.00

WIND-PPC Holding NV	Amsterdam (Holland)	Holding telecommunication companies	2,000,000	euro	50.01	WIND Telecomunicazioni SpA	50.01

WIND Telecomunicazioni SpA	Rome	Telecommunications	140,400,000	euro	73.42	Enel SpA Enel Investment Holding BV	34.70 38.72

(1) Enel North America Inc (formerly CHI Energy Inc.) and EGI LLC subsidiaries are shown in separate tables.

Subsidiaries owned by Enel North America Inc. (formerly CHI Energy Inc.) consolidated on a line-by-line basis at June 30, 2003 (1)

		Capital stock
Company name	Registered office	(2)	Currency	% ownership	Held by	%

		at June 30, 2003

Parent Company:

Enel North America Inc. (formerly CHI Energy Inc.)	Stamford (Connecticut - USA)	14.25	USD	100.00	Enel Green Power International SA	100.00

Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Aquenergy Systems Inc.	Greenville (South Carolina - USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00

Asotin Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

Autumn Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Aziscohos Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

Barnet Hydro Company LP	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisition II Inc.	10.00
					Sweetwater Hydroelectric Inc.	90.00

Beaver Falls Water Power Company	Philadelphia (Pennsylvania - USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50

Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania - USA)	2	USD	100.00	Hydro Development Group Inc.	100.00

Beaver Valley Power Company	Philadelphia (Pennsylvania - USA)	30	USD	100.00	Hydro Development Group Inc.	100.00

Bedard Electrics Inc.	New York (New York - USA)	150,200	USD	100.00	Hydro Development Group Inc.	100.00

Black River Hydro Assoc.	New York (New York - USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00

Boott Hydropower Inc.	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00

BP Hydro Associates	Boise (Idaho - USA)	—	—	100.00	CHI Idaho Inc.	68.00
					CHI Magic Valley Inc.	32.00

BP Hydro Finance Partnership	Salt Lake City (Utah - USA)	—	—	100.00	BP Hydro Associates	75.90
					Fulcrum Inc.	24.10

Canastota Wind Power LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00

(Cataldo) Hydro Power Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Black River Inc.	50.00

CHI Acquisitions Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Acquisitions II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Black River Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Canada Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Finance Inc.	100.00

CHI Dexter Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Hydroelectric Company Inc.	St. John (Newfoundland - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00

CHI Highfalls Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00

CHI Idaho Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Magic Valley Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Minnesota Wind LLC	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00

CHI Mountain States Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Power Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Power Marketing Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI S.F. LP	Montreal (Québec - CANADA)	—	—	100.00	CHI Hydroelectric Co. Inc.	1.00
					CHI Canada Inc.	99.00

CHI Universal Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI West Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

		Capital stock
Company name	Registered office	(2)	Currency	% ownership	Held by	%

		at June 30, 2003

CHI Western Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Coneross Power Corporation Inc.	Greenville (South Carolina - USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00

Consolidated Hydro Mountain States Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware - USA)	130	USD	100.00	CHI Universal Inc.	100.00

Consolidated Hydro New York Inc.	Wilmington (Delaware - USA)	200	USD	100.00	Enel North America Inc.	100.00

Consolidated Hydro Southeast Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00

Consolidated Hydro Vermont Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

Consolidated Pumped Storage Inc.	Wilmington (Delaware - USA)	100	USD	80.00	Enel North America Inc.	80.00

Copenhagen Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter Inc.	50.00

Crosby Drive Investments Inc.	Boston (Massachusetts - USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00

Eagle & Phenix Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Essex Company	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00

Florence Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Fulcrum Inc.	Boise (Idaho - USA)	992.5	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00

Gauley Hydro LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00

Gauley River Management Corporation	Burlington (Vermont - USA)	—	—	100.00	CHI Finance Inc.	100.00

Gauley River Power Partners LP	Burlington (Vermont - USA)	—	—	100.00	Gualey River Management Corporation	1.00
					Gualey Hydro LLC	99.00

Gestion Cogeneration Inc.	Montreal (Québec - CANADA)	100	CAD	60.00	Hydrodev Inc.	60.00

Hadley Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Highfalls Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance Inc.	100.00

Hope Creek LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Hosiery Mill Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Hydrodev Inc.	Montreal (Québec - CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00

Hydro Development Group Inc.	New York (New York - USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00

Hydro Energies Corporation	Burlington (Vermont - USA)	5,000	USD	100.00	CHI Finance Inc.	100.00

Iroquorp Ltd.	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	100.00

Iroquorp Acquisitions Inc.	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	100.00

Jack River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Jessica Mills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Joseph Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00

Julia Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Kings River Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

Kinneytown Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

LaChute Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

Lawrence Hydroelectric Associates LP	Boston (Massachusetts - USA)	—	—	100.00	Essex Company	92.50
					Crosby Drive Investments Inc.	7.50

Littleville Power Company Inc.	Boston (Massachusetts - USA)	—	—	100.00	Hydro Development Group Inc.	100.00

		Capital stock
Company name	Registered office	(2)	Currency	% ownership	Held by	%

		at June 30, 2003

Lower Saranac Corporation	New York (New York - USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00

Mascoma Hydro Corporation	Concord (New Hampshire - USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00

Metro Wind LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Mill Shoals Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

Minnewawa Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

Newbury Hydro Company LP	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisitions II Inc.	99.00
					Sweetwater Hydroelectric Inc.	1.00

North Canal Waterworks	Boston (Massachusetts - USA)	—	—	100.00	Essex Company	100.00

Notch Butte Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

Optigaz Inc.	Kirkland (Québec - CANADA)	—	—	60.00	CHI Canada Inc.	60.00

Ottauquechee Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

Pelzer Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00

Pyrites Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc.	50.00
					CHI Dexter Inc.	50.00

Ruthton Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Acquisitions Inc.	100.00

Slate Creek Hydro Associates LP	Los Angeles (California - USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00

Slate Creek Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00

Soliloquoy Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Somersworth Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Universal Inc.	100.00

Southwest Transmission LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Spartan Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

St. — Felicien Cogeneration Limited	Montreal (Québec - CANADA)	—	—	61.50	Gestion Cogeneration Inc.	4.00
Partnership					CHI S.F. LP	57.50

Summit Energy Storage Inc.	Wilmington (Delaware - USA)	8,200	USD	69.32	Enel North America Inc.	69.32

Summit Finance Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Summit Energy Storage Inc.	100.00

Sun River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Sweetwater Hydroelectric Inc.	Concord (New Hampshire - USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00

The Great Dam Corporation	Boston (Massachusetts - USA)	100	USD	100.00	Lawrence Hydroelectric Associates	100.00
					LP

TKO Power Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00

Triton Power Company	New York (New York - USA)	—	—	100.00	CHI Highfalls Inc.	50.00
					Highfalls Hydro Company Inc.	50.00

Tsar Nicholas LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Twin Falls Hydro Company Inc.	Wilmington (Delaware - USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00

Twin Lake Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Ware Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance Inc.	100.00

Western New York Wind Corporation	New York (New York - USA)	300	USD	100.00	Enel North America Inc.	100.00

Willimantic Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Willimantic Power Corporation	Hartford (Connecticut - USA)	—	—	100.00	Willimantic Hydro Company Inc.	100.00

Winter’s Spawn LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1) All companies are involved in electricity generation from renewable resources.

(2) LLC and some other kind of incorporation do not require a capital

Subsidiaries owned by EGI LLC consolidated on a line-by-line basis at June 30, 2003 (1)

Company name	Registered office	Capital stock(2)	Currency	% ownership	Held by	%

		at June 30, 2003

Parent Company:
EGI LLC	Wilmington	—	—	100.00	Enel Green Power International	100.00
	(Delaware - USA)				SA

Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio	99.90
					Guanehue SA

Agricola Y Constructora Rio	Santiago (Chile)	—	—	100.00	Empresa Electrica Panguipulli SA	99.93
Guanehue SA					Energia de Los Lagos Ltda	0.07

Central American Power Services	Wilmington	1	USD	100.00	EGI LLC	100.00
Inc.	(Delaware - USA)

Conexion Energetica	Guatemala	5,000	GTQ	100.00	EGI LLC	98.00
Centroamericana SA					Enel Green Power International SA	2.00

Conexion Energetica	San Salvador (El	4,000,000	SVC	100.00	Grupo EGI SA de cv	99.95
Centroamericana El Salvador SA	Salvador)				EGI Holdco El Salvador SA de cv	0.05

Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio	99.90
					Guanehue SA

EGI Costa Rica Viento SA	Santa Ana	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
	(Costarica)

EGI Holdco El Salvador SA de cv	San Salvador (El	200,000	SVC	100.00	EGI LLC	99.95
	Salvador)				Enel Green Power International	0.05
					SA

Electrificadora Ecologica SA	Santa Ana	1,200,000	CRC	100.00	ZMZ General SA	100.00
	(Costarica)

Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Energia de Los Lagos Ltda	99.99
					Energia Alerce Ltda	0.01

Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda	99.90
					Energia Alerce Ltda	0.10

Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	EGI LLC	99.90
					Enel Green Power International	0.10
					SA

Energia de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda	99.99
					EGI LLC	0.01

Energia Global SA de cv	Stamford	50,000	MXN	99.00	EGI LLC	99.00
	(Connecticut - USA)

Energia Global de Costa Rica SA	Santa Ana	100,000	CRC	100.00	EGI LLC	100.00
	(Costarica)

Energia Global Operaciones SA	Santa Ana	10,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
	(Costarica)

Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	EGI LLC	99.00
					Conexion Energetica	1.00
					Centroamericana SA

Grupo EGI SA de cv	San Salvador (El	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv	99.95
	Salvador)				EGI LLC	0.05

Molinos de Viento del Arenal SA	Santa Ana	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
	(Costarica)

Operacion Y Mantenimiento Tierras	Santa Ana	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
Morenas SA	(Costarica)

P.H. Don Pedro SA	Santa Ana	100,001	CRC	29.93	Energia Global de Costa Rica SA	29.93
	(Costarica)

P.H. Guacimo SA	Santa Ana	50,000	CRC	40.00	EGI LLC	30.00
	(Costarica)				Energia Global de Costa Rica SA	10.00

P.H. Rio Volcan SA	Santa Ana	100,001	CRC	43.14	Energia Global de Costa Rica SA	43.14
	(Costarica)

Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	EGI LLC	75.00

ZMZ General SA	Santa Ana	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00
	(Costarica)

(1) All companies are involved in electricity generation from renewable resources.

(2) Some kind of incorporation do not require a capital stock.

Associates accounted for under the equity method at June 30, 2003

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Aes Distribuidores Salvadorenos	San Salvador (El	Electricity generation from	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Y Compania S. en C. de cv	Salvador)	renewable resources

CESI – Centro Elettrotecnico	Milan	Research and testing	8,550,000	euro	40.92	Enel SpA	25.92
Sperimentale Italiano Giacinto						T.E.R.NA. SpA	15.00
Motta SpA

Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00

Concert Srl	Rome	Product, plant and	10,000	euro	50.00	Enel Produzione SpA	50.00
		equipment certification

En.Hydro SpA	Rome	Sewage treatment	31,230,000	euro	25.50	Enel.Hydro SpA	25.50

EPV Holdings LLC	Wilmington	Electricity generation from	—	—	37.14	CHI Power Inc .	37.14
	(Delaware - USA)	renewable resources

E.T.A. Srl	Crotone	Power plant construction	11,725,120	euro	40.00	Elettroambiente SpA	40.00
		and management,
		environmental and energy
		related services

Euform.it SpA	Rome	Training	500,000	euro	49.00	Enel.it SpA	49.00

Euromedia Luxembourg One SA	Luxembourg	Venture capital	52,500,000	USD	28.57	WEBiz Holding BV	28.57

Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Camuzzi Gazometri SpA	40.00

Immobiliare Foro Bonaparte SpA	Rome	Real estate	55,000,000	euro	49.00	Enel Real Estate SpA	49.00

Immobiliare Porta Volta SpA	Milan	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00

Immobiliare Progetto Ostiense	Rome	Real estate	100,000	euro	49.00	Enel Real Estate SpA	49.00
SpA

Leasys SpA	Fiumicino (Rome)	Motor vehicle leasing and	319,200,000	euro	49.00	Enel Real Estate SpA	49.00
		management of corporate
		fleets and of motor vehicles
		in general

Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	euro	40.00	Enel.Hydro SpA	40.00

O&M Cogeneration Inc.	Montreal (Quebec - CANADA)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev Inc .	33.33

Star Lake Hydro Partnership	St. John	Electricity generation from	—	—	49.00	CHI Hydroelectric	49.00
	(Newfoundland -	renewable resources				Company Inc.
	CANADA)

Unconsolidated subsidiaries at June 30, 2003

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Climare Scrl	Sestri Levante	Energy sector	30,600	euro	66.66	Enel Distribuzione SpA	66.66
	(Genoa)

Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA	100.00

Enel Green Power Hellas SA (in	Athens (Greece)	—	58,700	euro	100.00	Enel Green Power SpA	100.00
liquidation)

ESTEL SpA (in liquidation)	Trieste	—	11,500,000	euro	100.00	WIND Telecomunicazioni	100.00
						SpA

Hydro Gestioni SpA	Milan	Water sector	104,000	euro	51.00	Enel.Hydro SpA	51.00

Hydro Gestioni Impianti	Milan	Water sector	25,822	euro	51.00	Enel.Hydro SpA	51.00
Tecnologici Scrl

Idrogest Scrl (in liquidation)	Cagliari	—	25,000	euro	100.00	Enel.Hydro SpA	50.00
						Enel Green Power SpA	50.00

Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	euro	93.33	Enel Distribuzione Gas	93.33
						SpA

Platani Energia Ambiente ScpA	Palermo	Waste disposal sector	120,000	euro	84.00	Elettroambiente SpA	81.00
						Enel Produzione SpA	3.00

Tifeo Energia Ambiente ScpA	Palermo	Waste disposal sector	120,000	euro	90.00	Elettroambiente SpA	85.00
						Enel Produzione SpA	5.00

Viesgo Energia SL	Santander	Electricity and gas sale	100,000	euro	100.00	Electra de Viesgo	100.00
	(Spain)					Distribucion SL

Associates accounted for under the cost method at June 30, 2003

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Acque di Calabria SpA	Bari	Equity investments in the	1,225,000	euro	45.00	Enel.Hydro SpA	45.00
		water sector

Aes Distribuidores Salvadorenos	San Salvador (El	Electricity generation from	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Ltda de cv	Salvador)	renewable resources

Alpe Adria Energia SpA	Udine	Engineering, construction	120,000	euro	50.00	Enel Produzione SpA	50.00
		and management of
		interconnection power lines

Brindisi LNG SpA	Brindisi	Construction and	1,150,000	euro	50.00	Enel Trade SpA	50.00
		management of
		infrastructures for
		regasification of liquid
		natural gas

Central Parks SpA	Rome	Engineering, construction	329,550	euro	40.00	Enel.Hydro SpA	40.00
		and management of water
		systems

C.I.N.S.- Consorzio Industriale	Rome	Research on materials	51,645.70	euro	20.00	Cise SpA	20.00
Nazionale Superconduttori

Cittadella Telematica Scrl	Savona	—	12,750	euro	20.00	IT-net SpA	20.00
(in liquidation)

Codemonte SpA (in liquidation)	Novara	—	1,800,000	euro	20.45	Aimeri SpA	20.45

Consorzio Civita	Rome	Water sector	260,000	euro	25.00	Enel.Hydro SpA	25.00

Consorzio CORARC	Seriate (Bergamo)	Scientific research	51,645.68	euro	50.00	Enel.Hydro SpA	50.00
		coordination

Consorzio di Gestione Centro	Prignano Cilento	Monitoring of water	103,291.38	euro	49.00	Enel.Hydro SpA	29.00
Iside	(Salerno)	networks				Enel Green Power SpA	20.00

Consorzio HYDRO.ECO	Naples	Water sector	10,000	euro	40.00	Enel.Hydro SpA	40.00

Consorzio ISAS - Istituto	Matera	Training, research and other	5,100	euro	46.25	Enel.Hydro SpA	46.25
Superiore per l’Ambiente e lo		services
Sviluppo

Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for	30,000	euro	24.98	Enel.Hydro SpA	24.98
		the restoration of the Pisa
		Tower

Ecoalbenga SpA	Albenga (Savona)	Collection, transport and	1,549,350	euro	48.00	Aimeri SpA	48.00
		disposal of waste

Ecofin Srl	Aosta	Collection, transport and	10,400	euro	37.50	Aimeri SpA	37.50
		disposal of waste

Eneco Energia Ecologica Srl	Predazzo (Trento)	Heating area networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02

Enelco SA	Athens (Greece)	Construction, operation and	587,000	euro	50.00	Enelpower SpA	50.00
		management of plant

Hipotecaria de Santa Ana Ltda de	San Salvador	Electricity generation from	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
cv	(E1 Salvador)	renewable resources

Hydrodev Limited Partnership	Montreal (Québec -	Electricity generation from	—	—	49.00	CHI Canada Inc.	48.90
	Canada )	renewable resources				Hydrodev Inc.	0.10

HydroLazio Scrl	Bologna	Water sector	510,000	euro	30.00	Enel.Hydro SpA	30.00

Idrolatina Srl	Latina	Equity investments in the	3,400,000	euro	23.00	Enel.Hydro SpA	23.00
		water sector

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Istedil - Istituto Sperimentale per	Guidonia (Rome)	Technology, safety,	1,040,000	euro	50.00	Enel.Hydro SpA	50.00
l’Edilizia SpA		construction

Janna ScpA	Cagliari	Information technology	102,000	euro	33.33	Enel.it SpA	33.33
		services

Macomer Scrl (in liquidation)	Sesto San Giovanni	—	25,500	euro	20.51	Aimeri SpA	20.51
	(Milan)

Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel.it SpA	24.00

Sarnese Vesuviano Srl	Rome	Equity investments in the	2,000,000	euro	46.50	Enel.Hydro SpA	45.00
		water sector				Ctida Srl	1.50

Seso Srl	Borgosesia (Vicenza)	Collection, transport and	309,840	euro	40.00	Aimeri SpA	40.00
		disposal of waste

Sicilia Hydro SpA	Enna	Water sector	103,290	euro	33.50	Enel.Hydro SpA	33.50

SIET - Società Informazioni	Piacenza	Studies, projects and	1,128,648	euro	41.55	Enel.Hydro SpA	41.55
Esperienze Termoidrauliche SpA		research in the thermal field

Teggs SpA	Milan	Creation and marketing of	100,000	euro	40.00	WEBiz Holding BV	40.00
		communication and office
		software

Total Renewable Energy SpA	Pero (Milan)	Electricity generation from	100,000	euro	50.00	Enel Green Power SpA	50.00
		renewable resources

Other relevant equity investments at June 30, 2003

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at June 30, 2003

Centro Energie Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	euro	14.00	Camuzzi Gazometri SpA	14.00

CO.FA.S.E. Srl	Canazei (TN)	Cogeneration of electrical	25,500	euro	14.00	Avisio Energia SpA	14.00
		and thermal energy

Depurazione Trentino Centrale Scrl	Trento	Water purification	10,000	euro	15.00	Enel.Hydro SpA	15.00

Exstream Solutions Inc.	Cambridge	Transmission of multimedia	11,940.79	USD	15.09	WEBiz Holding BV	15.09
	(Massachusetts - USA)	content and development of distance learning platforms

GALSI SpA	Milan	Engineering in energy and infrastructure sector	2,600,000	euro	13.50	Enel Produzione SpA	13.50

Geotermica Salvadorena SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	12.50	Enel Green Power SpA	12.50

Insula SpA	Venice	Venice urban maintenance	2,064,000	euro	12.00	Enel.Hydro SpA	12.00
		services

International Multimedia	Gualdo Tadino (Perugia)	Distance learning	619,800	euro	13.04	Sfera SpA	13.04
University SpA

MIX Srl	Milan	Promotion of Internet	99,000	euro	19.50	Italia On Line SpA	9.75
		services				IT-net SpA	9.75

MyCasa Network Inc.	Wilmington	Creation, development and	7,726.817	USD	11.09	WEBiz Holding BV	11.09
	(Delaware - USA)	marketing of hardware
		platforms and
		communication software

Nexo SA	Manno (Switzerland)	Computer infrastructure and applications	2,890,000	CHF	17.74	WEBiz Holding BV	17.74

Oristano Ambiente Srl	Santa Giusta	Management of water	15,600	euro	18.00	Enel.Hydro SpA	18.00
	(Oristano)	treatment plants

Servizi Pubblici Teramani SpA	Teramo	Water sector	1,300,000	euro	15.00	C.A.R.T. Abruzzi Srl	15.00

Enel SpA Financial Statements

Balance Sheet

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	at June 30, 2002

ASSETS
SHARE CAPITAL NON PAID-IN	—	—	—
FIXED ASSETS
Intangible assets	16	19	18
Tangible assets	7	6	9
Financial assets	22,625	23,100	23,619
Total fixed assets	22,648	23,125	23,646
CURRENT ASSETS
Receivables	6,085	7,239	6,971
Short-term investments	497	514	524
Cash and cash equivalents	1,180	57	37
Total current assets	7,762	7,810	7,532
ACCRUED INCOME AND PREPAID EXPENSES	229	142	274

TOTAL ASSETS	30,639	31,077	31,452

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	at June 30, 2002

LIABILITIES AND SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Capital stock	6,063	6,063	6,063
Legal reserve	1,452	1,452	1,452
Other reserves	2,255	2,255	2,255
Retained earnings	1,620	1,397	1,397
Net income	1,244	2,406	11
Shareholders’ Equity	12,634	13,573	11,178
PROVISIONS FOR RISKS AND CHARGES	549	468	2,737
EMPLOYEE TERMINATION INDEMNITY	13	12	12
ACCOUNTS PAYABLE
Bonds	7,396	5,876	5,924
Banks loans	7,102	7,542	7,860
Trade and other payables	2,686	3,461	3,464
Total accounts payable	17,184	16,879	17,248
ACCRUED LIABILITIES AND DEFERRED INCOME	259	145	277

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,639	31,077	31,452
COMMITMENTS
Guarantees given	8,131	8,204	7,691
Other commitments	19,351	17,936	42,837
Total commitments	27,482	26,140	50,528

Income Statement

In millions of euro	1st Half

	2003	2002	2002

REVENUES
Sales and services	527	673	1,361
Other revenues	13	356	610
Total revenues	540	1,029	1,971
OPERATING COSTS
Electricity and fuel	306	798	1,488
Services	48	88	177
Leases and rentals	6	6	12
Personnel	34	29	60
Depreciation and amortization	2	2	3
Accruals to provisions for risks and charges	3	—	—
Other accruals	10	10	22
Other operating costs	26	23	47
Total operating costs	435	956	1,809
Operating income	105	73	162
FINANCIAL INCOME AND EXPENSE
From investments in subsidiaries	1,728	779	5,558
Other financial income	469	412	883
Interest and other financial expense	580	542	1,125
Total financial income (expense)	1,617	649	5,316
ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS	(318)	(4,436)	(5,193)
EXTRAORDINARY ITEMS
Extraordinary income	441	2,940	2,930
Extraordinary expense	34	7	48
Total extraordinary items	407	2,933	2,882
Income before taxes	1,811	(781)	3,167
Income taxes	567	(792)	761
NET INCOME	1,244	11	2,406

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: October 2, 2003